4175 Veterans Highway, 3rd Floor
Ronkonkoma, NY 11779
Tel: (631) 737-9700
Fax: (631) 737-9792

May 12, 2006

April Sifford
Branch Chief
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
Washington, D.C. 20549-7010

Dear Ms. Sifford

          We have reviewed your letter Dated April 25, 2006 and are pleased to provide you with our responses to your comments. Our responses contained in this letter have been consecutively numbered to correspond to the comments contained in your letter dated April 25, 2006 and have been addressed as follows:

          1. a) Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. This comment has been added to page 20, 24 25, 32, 38.

              b) The following marked changes have been made to page 23:

The decrease in net sales for fiscal 2005 in the frozen dessert segment reflects the deduction from sales for payments made to customers by the Company, excluding the yogurt segment, of $52,359 in 2005 as compared with $32,913 in 2004 (a net reduction of $19,446). The decline in net sales in the frozen desserts segment of approximately $145,200 came from all of our frozen dessert brands, but principally from the Weight Watchers and Atkins of approximately $75,300. In connection with the settlement of the Weight Watchers litigation, CoolBrands agreed to discontinue the sale of all Weight Watchers products on May 1, 2005, approximately five months sooner than required by the Weight Watchers License Agreement. These declines in net sales were partially offset by the net sales of approximately $59,900 from newly introduced frozen dessert products and the increase in distribution sales as a result of the change in the business arrangement with Dreyer’s. Effective September 1, 2004, CoolBrands began the distribution of Dreyer’s products as an independent distributor, changing from the previously used drayage basis, except for Dreyer’s scanned based trading customers which continue to be delivered on a drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer’s and selling those products to customers at wholesale. The sales increases due to this change partially offset sales declines in our base frozen desserts business.

              c) Trade promotion payments increased as a result of an increase in new product introductory allowances and an increase in promotional activity necessary to support the newly introduced products and in response to increased promotional activity by our competition. This comment has been added to pages 20 and 25.

              d) The new labeling law effective January 1, 2006 required new disclosure of trans fat information in the nutrition facts statement on all of our frozen dessert segment packaging. The new law also required that all packaging used in production after January 1, 2006 disclose the new trans fat information. In connection with this required disclosure, the Company estimated that it had on hand approximately $1,000 of packaging that it would not consume in production prior to January 1, 2006. As a result, the Company recognized the $1,000 write down. This comment has been added to pages 20 and 25

              e) Stock based compensation expense was higher in 2004 as a result of the 3,328,000 options granted to five executive officers who are also members of the Board of Directors of the Company. These options vested immediately and the fair value of the options was recognized as expense in 2004 as determined by the Black-Scholes model. This explanation has been added to pages 26 and 36.

We record stock based compensation expense based upon the vesting of the related options.

              f) Please see the following proposed revised disclosure.

Page 26 – Asset Impairment footnote

The Company is required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill is tested for impairment using a two step process that begins with an estimation of the fair value of each reporting unit. The fair value of each reporting unit is determined using a combination of valuation approaches including an income approach consisting of discounted cash flow analysis, and a market multiple approach. The fair value of the reporting unit is compared to its carrying value. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

During 2005, the Company completed its annual review of goodwill and intangible assets. A goodwill impairment charge of $48,701 was taken related to the Company’s frozen dessert segment and an intangible asset impairment charge of $1,401 was also recognized in the Company’s frozen dessert segment. This impairment charge is the result of the loss of Weight Watchers licensing agreement as well as declining sales of the Atkins and the Company’s base business product lines and the resulting decline in cash flows. Also, this review resulted in a goodwill and intangible asset impairment charge related to the Company’s franchise and licensing segment of $4,940. Significant assumptions used in measuring the impairments included the timing and amount of estimated future cash flows for reporting units and intangible assets, and where applicable, an analysis of guideline transaction market multiples. Additionally, the Company wrote off certain company-owned store leasehold improvements and equipment related to the Company’s franchising and licensing segment of $483.

              g) The following language has been added with respect to this comment: Cash was generated by collection of accounts receivable offset by purchases of inventories and payment against accounts payable and other liabilities. With a decrease in sales, drayage and other income in fiscal year 2005, the Company realized net outflows of cash which were greater than outlays in fiscal 2004.

          2. A section entitled Critical Accounting Policies and Related Estimates has been added see the attachment to this letter for this section which has been added.

          3. A section entitled New Accounting Pronouncements has been added which includes a description of the impact that recently issued accounting standards will have on our financial statements when adopted in a future period. See the attachment to the letter for this section which has been added.

          4. Market Risk Sensitive Instruments

The following revised disclosure has been added to page 69

The Company’s investment portfolio consisted of investments in Auction rate securities and are held for the purpose of funding current operations. Auction rate securities are long-term bonds that resemble short-term instruments and provide liquidity because their interest rates are reset periodically, usually every 7, 28 or 35 days. The rate is reset by a modified Dutch auction process and investors can sell or buy the securities on those auction dates. These investments are classified as available for sale as short-term investments on the consolidated balance sheets and are recorded at cost, which approximates market value.

          5. Stock based compensation expense has been reclassified to selling, general and administrative expenses similar to the classification of other forms of compensation paid to respective recipients.

          6. We have revised our presentation as requested.

          7. Please see the following disclosure which has been enhanced as requested.

Page F-10 – Goodwill and Other Non-Amortizable Asset

In accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“Statement 142”), goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but instead are to be tested for impairment at least annually or earlier if there are impairment indicators. Other intangible assets continue to be amortized over their estimated useful lives. Goodwill is tested for impairment using a two step process that begins with an estimation of the fair value of each reporting unit. The fair value of each reporting unit is determined using a combination of valuation approaches including an income approach consisting of a discounted cash flow analysis, and a market multiple approach. The fair value of the reporting unit is compared to its carrying value. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

During 2005, the Company completed its annual impairment testing of goodwill and intangible assets. A goodwill impairment charge of $48,701 was taken in the Company’s frozen dessert segment and a $3,400 goodwill impairment charge was taken in the Company’s franchise business segment. The impairment charge in the frozen dessert product segment is the result of the loss of the Weight Watchers licensing agreement as well as declining sales of the Atkins and our base business product line and the resulting decline in cash flows. The impairment charge in the franchising segment was the result of evaluating the potential sale and the potential sales price of the franchising segment. Also this review resulted in a $1,401 and $1,540 intangible asset impairment charge for the Company’s frozen dessert segment and franchise business segment, respectively. Significant assumptions used in measuring the impairments included the timing and amount of estimated future cash flows for reporting units and intangible assets, and, where applicable, an analysis of guideline transaction market multiples.

          8. Drayage income is recorded at the gross amount that we receive for delivering the product. The drayage income represents the fee that we receive from Dreyer’s Grand Ice Cream (“Dreyer’s”) for delivery of their product to their scanned based trading customers. Dreyer’s scanned based trading customers receive the Dreyer’s inventory on consignment. Dreyer’s recognizes the sale to the supermarket chain when the product scans through the cash register as a sale by Dreyer’s customer to the consumer. EITF Issue 99-19 “Reporting revenue gross as a principal verses net as an agent,” addresses whether a company should report revenue based on a (a) the gross amount billed to a customer because it has earned revenue from the sale of goods or services (the “gross method”) or (b) the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier) because it has earned a commission or fee (the “net method”). Given the described facts and circumstances the Company records only as revenue only the fee from Dreyer’s for delivering Dreyer’s inventory to a Dreyer’s Customer. EITF Issue 99-19 is more applicable to Dreyers than to the Company.

          9. Product introduction expenditures (i.e. slotting fees) are recognized as reductions of revenues. Under the language caption “Product introduction expenses” on Page F-11 has been revised to clarify our accounting treatment and disclosure.

          10. Pro forma results of operations for 2005 and 2004 have been added to Note 3, Acquisitions.

          11. As of August 31, 2005, of the total 3,102,808 stock options that were exercisable, 367,991 stock options that were exercisable were granted during 2005. Subject to the Board of Director’s sole discretion to modify the vesting schedule of options granted, options granted normally vest, and become exercisable, as to one-third (1/3) on each of the first, second and third anniversaries of the date of grant. The language from the prior sentence has been added to page F-26.

          12. The Company utilizes stock option software that calculates the volatility based upon the Company’s closing stock price from January 1, 1997 through the date the stock options were granted.

          13. The stock options granted in 2005 had a life of ten years. Prior to 2005, all stock options granted had a life of five years.

          14. The Company only grants stock options at an exercise price equal to the closing market price on the date of grant.

          15. The wording has been changed as you suggested. The amount of the valuation allowance is not affected.

We acknowledge

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please find attached a marked up copy of our Form 20-F to facilitate your review.

We will also file as the Company’s response and marked up copy of our form 20-F on Edgar on Monday May 15, 2006. The Company awaits any additional comments you may have after reviewing our response and plans to file an amended Form 20-F after we receive final approval from you.

Sincerely,

Gary P. Stevens

Attachment

Critical Accounting Policies and Related Estimates

          The accounting policies and related estimates discussed in this section are those that the Company considers to be particularly critical to an understanding of the Company’s financial statements because their application places the most significant demands on the Company’s ability to judge the effect of inherently uncertain matters on its financial results. For all of these policies, the Company cautions that future events rarely develop exactly as forecast, and the Company’s management’s best estimates may require adjustment.

Allowance for doubtful accounts

          The Company has an allowance for doubtful accounts for estimated losses resulting from customers’ inability to pay amounts owed to the Company, for unresolved amounts that the Company’s customers have refused to pay due to disputes over promotions, co-op advertising and new product introductory allowances (slotting fees).

          The allowance is a combination of specific and general reserves based upon the Company’s evaluation of the customers’ ability to pay determined by the Company’s assessment of their liquidity and financial condition through credit rating agencies, or the credibility of backup provided on disputed amounts. Write-offs against the allowances generally occur after the Company assesses the particular customer’s liquidity, financial condition and their basis for nonpayment on disputed items and conclude that collection is highly unlikely. The Company’s estimates of losses bear the risk of change due to the uncertainty of determining the likelihood of customer non-payment. The general reserve includes an amount for our Foodservice customers’ price volume rebates.

          Historically, this methodology has been a fairly reliable means of assessing the recoverability of trade accounts receivable at each balance sheet date. The Company therefore believes that there is a low likelihood that the use of different assumptions or estimates would result in a material change to the bad debt provision or allowance for doubtful accounts. However, lack of information about the financial deterioration of a major customer could result in a material change in the bad debt provision. At August 31, 2005 and 2004, the allowance for doubtful accounts totaled $3,108 and $3,164 respectively.

Accrual for promotion and variable expenditures

          CoolBrands estimates promotion expenditures for each of its customers, excluding its DSD customers, who receive off invoice promotion allowances, using a detailed annual plan consisting of each promotion offered to each customer. The promotional sales volume is estimated using the sales history of each customer when the product or like product was previously promoted. An estimate of the promotion expenditure is then calculated using the estimated sales volume and the specific promotion dollar amount offered for each particular promotion. The estimates for all promotions for all customers are accumulated and recorded as reductions in revenues and accounts receivable in the accounting period in which the promotion runs. The results of all promotions are updated monthly, after the fact, with actual sales promotion volume. If actual sales were to be substantially higher than estimated, this could cause an additional reduction in revenues to be recorded.

          While accruals for trade promotions are recorded in the period in which the trade promotion occurs, settlement of these liabilities can take up to a year. The amounts of these are recognized by the company as a reduction in sales and accounts receivable. Settlement of variable promotion typically takes place at the time the sales invoice is prepared (i.e., invoice includes discounts) or when the customer takes a deduction from a subsequent remittance. Settlement of fixed trade promotion typically takes place when the customer takes a deduction from a subsequent remittance and, to a lesser extent, through a payment made to the customer. Due to the high volume of trade promotion activity and the difficulty of coordinating trade promotion pricing with its customers, differences between the Company’s accrual and the subsequent settlement amount occur frequently. Usually these differences are individually insignificant. However, in rare situations these differences can be large within a single fiscal quarter. These large differences occur so infrequently that the Company cannot reliably include them in its estimating methodology. Under the circumstances, the Company believes its methodology has been reasonably reliable in recording its trade promotion expenditures and period-end accruals. The Company therefore believes that there is a low to moderate likelihood that the use of different assumptions or estimates would result in a material change to its trade promotion expenditures or its accrual for future trade promotion settlements.

          The accrual for future trade promotion settlements as of August 31, 2005 and 2004 was $10,721 and $5,491 respectively. A variation of five percent in the 2005 accrual would change the 2005 trade promotion expense by approximately $536.

Inventory valuation method

          Inventory is valued at the individual item level using the cost method which values inventory at the lower of cost or market. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which is generally the inventory item’s selling price. CoolBrands reviews its inventory levels in order to identify slow-moving and obsolete inventory, which requires adjustment and evaluates the potential for slow-moving and obsolete inventory by analyzing historical and anticipated demand. If actual demand were to be substantially lower than estimated, an additional allowance for excess and obsolete inventory might be required. The allowance for excess and obsolete inventory at August 31, 2005 and 2004 totaled $6,858 and $1,976 respectively.

Goodwill and non-amortizable intangible assets

          The Company is required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill impairment testing requires a comparison between carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Goodwill at August 31, 2005 and 2004 totaled $47,827 and $72,088 respectively.

          Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. Non- amortizable intangible assets at August 31, 2005 and 2004 totaled $15,000 and $ 0 respectively.

Income taxes

          The Company records reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. The Company also records a valuation allowance against our future tax assets arising from certain net operating losses when it is more likely than not that some portion or all of such net operating losses will not be realized.

          The Company’s effective tax rate in a given financial statement period may be materially impacted by the changes in the mix and level of earnings, changes in the expected outcome of audit controversies or changes in the deferred tax valuation allowance. The ultimate rate will depend on several variables, including the future utilization of net operating losses, the mix of earnings between domestic and international operations and the overall level of earnings, and could also be affected by the resolution of tax contingencies for amounts different from the Company’s current estimates.

Legal matters

          CoolBrands is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. CoolBrands evaluates, among other things, the degree of probability of an unfavorable outcome and reasonably estimates the amount of the loss. Significant judgment is required in both the determination of the probability and as to whether an exposure can be reasonably estimated. When CoolBrands determines that it is probable that a loss has been incurred, the effect is recorded in the Consolidated Financial Statements. Although the legal outcome of these claims cannot be predicted with certainty, CoolBrands does not believe that any of the existing legal matters will have a material adverse affect on its financial condition or results of operations. However, significant changes in legal proceedings and claims or the factors considered in the evaluation of those matters could have a material adverse affect on CoolBrands business, financial condition and results of operation.

Attachment

New accounting pronouncements

          In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). This interpretation(“FASB”), which was subsequently revised in December 2003 (FIN 46-R), clarifies certain issues related to Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and addresses consolidation by business enterprises of the assets, liabilities, and results of the activities of a variable interest entity. The Company has determined that it does not hold a variable interest in a variable interest entity under FIN 46-R at August 31, 2005.

          In November 2004, the FASB issued SFAS No.151, “Inventory Costs”, which is an amendment of Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”. This Statement clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of this statement are effective for inventory costs incurred during the fiscal year beginning after June 15, 2005 and are applied on a prospective basis. The Company does not expect the impact of implementing this Statement to have a material effect on its financial statements.

          In December 2004, the FASB issued Statement No. 153, “Exchange of Nonmonetary Assets” (“SFAS 153”). SFAS 153 eliminates prior guidance for nonmonetary transactions by eliminating the exception for nonmonetary exchanges of similar production assets and replaces it with a general exception for exchange of nonmonetary assets lacking commercial substance. The provisions of SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

          In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 requires companies to recognize changes in accounting principle, including changes required by a new accounting pronouncement when the pronouncement does not include specific transition provisions, retrospectively to prior periods’ financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS 154 will have a material effect on its financial position or results of operations.

          In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual reporting period that begins after June 15, 2005. Under SFAS 123R, the pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company has not at this time evaluated the impact of implementing this statement on its financial statements.

OMB APPROVAL

OMB NUMBER: 3235-0288

EXPIRES: JANUARY 31, 2008

ESTIMATED AVERAGE
BURDEN
HOURS PER RESPONSE. . .
2631.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(MARK ONE)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED AUGUST 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ________________ TO ________________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT ___________

COMMISSION FILE NUMBER 000-27476

COOLBRANDS INTERNATIONAL INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Not Applicable

(TRANSLATION OF REGISTRANT’S NAME INTO ENGLISH)

Province of Nova Scotia, Canada

(JURISDICTION OF INCORPORATION OR ORGANIZATION)

8300 Woodbine Avenue, 5th Floor Markham, Ontario Canada L3R 9Y7

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

TITLE OF EACH CLASS		NAME OF EACH EXCHANGE ON WHICH REGISTERED
Not Applicable

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.

Not Applicable

(TITLE OF CLASS)

(TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT.

Subordinate Voting Shares Multiple Voting Shares

(TITLE OF CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER’S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

Subordinate Voting Shares: 50,004,069
Multiple Voting Shares: 6,028,864

INDICATE BY CHECK MARK IF THE REGISTRANT IS A WELL-KNOWN SEASONED ISSUER, AS DEFINED IN RULE 405 OF THE SECURITIES ACT.

☐ YES ☒ NO

IF THIS REPORT IS AN ANNUAL OR TRANSITION REPORT, INDICATE BY CHECK MARK IF THE REGISTRANT IS NOT REQUIRED TO FILE REPORTS PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1932.

☒ YES ☐ NO

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

☒ YES ☐ NO

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

☒ ITEM 17 ☐ ITEM 18

IF THIS IS AN ANNUAL REPORT, INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A SHELL COMPANY (AS DEFINED IN RULE 12b-2 OF THE EXCHANGE ACT

☐ YES ☒ NO

i

FORWARD-LOOKING STATEMENTS

          The information in this document contains certain forward-looking statements with respect to CoolBrands International Inc. (the “Corporation”, the “Company” or “CoolBrands”), its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as “expect”, “should continue”, “continue”, “believe”, “anticipate”, “estimate”, “contemplate”, “target”, “plan”, “budget” “may”, “will”, “schedule” and “intend” or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting CoolBrands specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the tastes and preferences of the global retail consumer of CoolBrands’ products; the ability of CoolBrands to be competitive in the highly competitive U.S. market for frozen desserts and fresh yogurt, fluctuations in consumption of CoolBrands’ products and services as a result the seasonal nature of the frozen dessert industry; the ability of CoolBrands to retain or acquire shelf space for its products in supermarkets, club stores and convenience stores; the ability of CoolBrands to effectively manage the risks inherent with mergers and acquisitions; the effect on CoolBrands’ foreign operations of political, economic and regulatory risks; currency risk exposure; the ability to recruit and retain qualified employees; changes in prices for raw materials; the ability of CoolBrands to pass on cost increases resulting from inflation and other risks described from time to time in publicly filed disclosure documents of CoolBrands and its subsidiaries and affiliates. In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of February 28, 2006 and CoolBrands disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

          All dollar amounts referred to herein are in United States dollars unless otherwise noted.

PART I

Item 1 Identity of Directors, Senior Management and Advisers

          Not applicable.

Item 2 Offer Statistics and Expected Timetable

          Not applicable.

Item 3 Key Information

Item 3(A) Selected Financial Data

          The following selected financial data for the five years ended August 31, 2005 are derived from the audited financial statements of CoolBrands. These selected financial data should be read in conjunction with “Operating and Financial Review and Prospects” and the financial statements and notes thereto. In 2005, the Company adopted generally accepted accounting principles in the United States and changed its reporting currency from Canadian dollars to U.S. dollars. For comparative purposes, historical financial statements and notes have been restated to reflect these changes.

Statement of Operations Data
(000 omitted, except for per share data)
For the year ended August 31,

	2005	2004	2003	2002	2001

Revenues	$385,070	$449,938	$214,020	$130,691	$101,451
Income (loss) from Operations	$(33,274)	$36,423	$30,925	$18,678	11,092

Net Earnings (loss)	($74,070)	$23,512	$18,826	$11,997	$7,157

Basic Earnings (loss) per share	($1.32)	$0.42	$0.36	$0.25	$0.15

Fully Diluted Earnings (loss) per share	($1.32)	$0.42	$0.35	$0.24	$0.15

Balance Sheet Data:
(000 omitted, except for per share data)
As At August 31,

	2005	2004	2003	2002	2001

Working Capital	$28,469	$118,138	$58,985	$34,796	$27,400
Total Assets	$297,845	$317,257	$223,684	$179,972	$145,292
Total Long-Term Liabilities	$17,309	$25,658	$34,205	$24,677	$27,595
Shareholders’ Equity	$138,406	$211,101	$132,714	$107,513	$85,051
Number of Shares issued and outstanding:
Class A Common	49,918	49,863	45,629	45,497	39,649
Class B Common	6,029	6,030	6,179	6,209	6,240

Item 3(B) Capitalization and Indebtedness

          Not applicable.

Item 3(C) Reasons for the Offer and Use of Proceeds

          Not applicable.

Item 3(D) Risk Factors

          In addition to the other information contained and incorporated by reference in this Annual Report on Form 20-F, the following risk factors should be carefully considered in evaluating the Company and its business:

Consumer Tastes

          CoolBrands products are ultimately purchased by the retail consumer, whose tastes and preferences are subject to variation and change. Although carefully monitored, these changes cannot be controlled and are difficult to predict. Management believes that CoolBrands’ family of products is based on well-established brand names and is easily adaptable to meet changes in consumer tastes and demands.

Competition

          The Corporation derives a substantial portion of its revenues from its operations in the United States. The U.S. market for frozen desserts and fresh yogurt products is highly competitive. As competitors introduce new products or revise their supply or pricing strategies, the Corporation may encounter additional and more intense competition. Such competitors may have greater name recognition and more extensive financial, technological, marketing and personnel resources than the Corporation. In addition, the Corporation may experience increased competition in other markets as its competitors expand their international operations.

Seasonality

          The frozen dessert industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Shelf Space

          The Corporation’s existing shelf space for its products, along with that of all other products, is reviewed at least annually by its customers. Supermarket, club store and convenience store chains reallocate their total shelf space taking into effect a number of variables, including the number of new products being introduced at any given time, the amount of new product placement fees (slotting fees) being offered by companies in the ice cream, frozen dessert treats and fresh yogurt industries and by changing consumer tastes and fads. As a result, CoolBrands is subject, in any given year, to the loss of shelf space with its customers and the loss in revenues associated with the sale of those products. CoolBrands responds to this possibility by developing and introducing new products annually. There is also substantial risk that the sales of such new products will not be as successful as CoolBrands had previously estimated or as successful as new products introduced by CoolBrands in the past. The risks associated with the reallocation of shelf space by CoolBrands’ customers and the development and introduction of new products could have a material adverse effect upon CoolBrands’ financial position and results of operations.

Mergers and Acquisitions

          CoolBrands has made, and may in the future make acquisitions of, or significant investments in, businesses or assets with complementary products or unrelated industries. Acquisitions involve numerous risks, including but not limited to: (i) diversion of management’s attention from other operational matters; (ii) the inability to realize expected synergies from the acquisition; (iii) impairment of acquired intangible assets as a result of worse-than-expected performance of the acquired operations; (iv) integration and retention of key employees; and (v) integration of operations. Mergers and acquisitions are inherently subject to significant risks, and the inability to effectively manage these risks could materially and adversely affect CoolBrands’ business, financial condition and results of operations.

Key Personnel

          The Corporation is currently dependent upon a small number of key management personnel and continued success will depend, in part, upon their abilities. The loss of these key personnel may adversely affect the performance of the Corporation.

Raw Materials

          The Corporation is subject to risks with respect to its cost of raw materials, some of which are subject to changes in commodity prices, particularly the cost of butterfat, which is used to produce ice cream products. From time to time, the Corporation has used hedging contracts to reduce its exposure to such risks with respect to its raw material costs.

Inflation

          Inflation can significantly impact ice cream, frozen desserts and fresh yogurt ingredients, including milk, butterfat and packaging costs. In the past, the Corporation has been able to pass on ingredient, energy and freight cost increases by raising prices on selected product lines. The ability of the Corporation to pass on cost increases in the future will depend, to some extent, on whether its competitors have also done so.

Credit Risk

          The Corporation relies on major retailers in the U.S. for a substantial portion of its sales. As a result of this concentration of sales and accounts receivable, the Corporation is subject to certain credit risks. Such risks are somewhat mitigated by the fact that net sales to any one customer do not exceed ten percent of the Corporation’s consolidated net sales.

Interest Rate Risk

          CoolBrands is subject to interest rate risk as its long-term debt and short-term borrowings are based upon the prime rate and/or Libor. If these base rates increase, CoolBrands will incur incremental interest expense.

Legal

          The Corporation may be subject to legal proceedings in the ordinary course of its business.

Item 4 Information on the Company

Item 4(A) History and development of the Company

          The Corporation was formed under the Business Corporations Act (Ontario) by articles of amalgamation dated September 7, 1994 under the name Yogen Fruz World-Wide Inc. On March 18, 1998, the Corporation was continued under the Companies Act (Nova Scotia) under the name Yogen Fruz World-Wide Inc. and reorganized its share capital to provide for multiple voting shares and subordinate voting shares. On March 15, 2000, the Corporation amended its articles to change its name to CoolBrands International Inc. The principal office of the Corporation is located at 8300 Woodbine Avenue, 5th Floor, Markham, Ontario, L3R 9Y7. The registered address of the Corporation is Suite 800, 1959 Upper Water Street, Halifax, Nova Scotia, Canada, B3J 2X2 and its registered agent is Charles S. Reagh. The Corporation’s principal office in the United States is located at 4175 Veterans Highway, 3rd Floor, Ronkonkoma, New York 11779.

          In March 1998, the Corporation acquired Integrated Brands Inc. (“Integrated Brands”) which markets, sells and distributes a variety of branded frozen dessert products under the brand names pursuant to long-term exclusive license agreements.

          Early in fiscal 1999, the Corporation began to explore the opportunity to invest in Eskimo Pie Corporation (“Eskimo Pie”) in order to benefit from Eskimo Pie’s strong brand names and U.S. based manufacturing facilities. On October 6, 2000, the acquisition of Eskimo Pie was completed by purchasing the 2.9 million shares not owned by the Corporation for $10.25 a share or $29.7 million. Integrated Brands Inc. borrowed $30 million to finance the acquisition.

          Eskimo Pie created the frozen novelty industry in 1921 with the invention of the Eskimo Pie ice cream bar. Eskimo Pie’s strengths include national brand recognition, quality products and the management of complex sales and distribution networks. Eskimo Pie’s growth has come primarily as a result of the development and introduction of Eskimo Pie brand frozen dessert products, the development and marketing of frozen dessert products under the licensing of other well-known national brands and the use of a select group of quality-oriented manufacturers who provide a cost effective means to manufacture products. Integrated Brands then markets, sells and distributes the products. Today, Integrated Brands markets a broad range of frozen novelties, ice cream and sorbet products under the Eskimo Pie and Welch’s brand names. The Corporation engages in product/concept development and advertising and sales promotion expense generally includes trade promotion and introductory costs, price-off and feature price promotions, regional consumer promotion, couponing and other trial purchase generating programs.

          Certain key ingredients (such as chocolate coatings and powders) and wrappers used in the manufacture of Eskimo Pie and other licensed frozen novelties and ice cream products are produced at the Corporation’s owned facilities located in New Berlin, Wisconsin and Bloomfield, New Jersey. In addition to products manufactured for use in its business, the Corporation sells various other ingredients to the dairy industry produced at its New Berlin, Wisconsin facility. This business involves blending, cooking and processing basic flavours and fruits to produce products which subsequently are used by customers to flavour frozen desserts, ice cream novelties and fluid dairy products. The Corporation also manufactures flexible packaging, such as private label ice cream novelty wraps, at its Bloomfield, New Jersey plant. These products are sold to the dairy industry, including many of the Corporation’s manufacturers.

          The Corporation also manufactures soft serve yogurt and premium ice cream mixes in a leased facility in Russelville, Arkansas. Soft serve mix is sold under the Eskimo Pie brand name to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft serve ice cream and yogurt products to consumers. The sale of soft serve yogurt and ice cream mixes is managed by a separate sales force working within Eskimo Pie’s wholly-owned subsidiary, Sugar Creek Foods, Inc.

          On June 30, 2002, the Company acquired the business and assets of Fruit-a-Freeze, Incorporated. Fruit-a-Freeze, Incorporated began making frozen fruit bars in

1977, and was a pioneer in establishing the market for frozen novelties made from whole fruit and all natural ingredients. The acquisition included the Fruit-a-Freeze leased frozen novelty manufacturing facility in Norwalk, CA, and Fruit-a-Freeze’s frozen distribution system, operated out of a frozen storage warehouse located at the Norwalk facility. The Fruit-a-Freeze distribution system services supermarket chains, club stores, independent grocers, convenience stores and independent distributors throughout Southern California.

          On July 1, 2003 the Corporation completed its acquisition of 50.1% of the equity in Americana Foods, L.P. (“Americana Foods”) (the “Americana Foods Acquisition”), a large and versatile frozen dessert manufacturing facility in the United States which supplies a variety of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties for the Corporation and to national retailers, food companies and restaurant chains.

          On July 7, 2003, the Corporation completed the acquisition of Dreamery(R) ice cream and Whole Fruit(TM) sorbet brands from Dreyer’s Grand Ice Cream, Inc. (“Dreyer’s”) as well as the rights to the license for the Godiva(R) ice cream brand, which was assigned by Dreyer’s (the “Dreyer’s Acquisition”). The Corporation also acquired substantially the entire Haagen-Dazs Ice Cream distribution system in the United States from Nestle Ice Cream Company LLC (“Nestle”), including distribution assets in the states of Washington, Oregon, Florida, California, Pennsylvania, New Jersey, Utah, Minnesota, Maryland, and The District of Columbia.

          The Corporation also continued to expand its production capabilities at Americana Foods with a $15 million investment to install new production lines and to upgrade existing production lines to accommodate growth.

          In early 2005, the Corporation completed the acquisition of the yogurt business of Kraft Foods, Inc. for approximately $59 million under which the Corporation acquired licenses to brands including Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties, Creme Savers Smoothie drinkable yogurts, related intellectual property rights, and a manufacturing facility in North Lawrence, New York.

          In January 2005, the Corporation announced the untimely passing of Richard E. Smith, its then Co-Chairman and Co-Chief Executive Officer and subsequent appointment of David J. Stein, previously President and Co-Chief Executive Officer, as Co-Chairman, President and Chief Executive Officer.

          In addition, in 2005 the Corporation terminated by mutual agreement the Corporation’s management agreement with Calip Dairies, Inc. (“Calip”), pursuant to which Calip provided Mr. Richard Smith’s full time management services and certain other ancillary services.

          In 2005 four new independent directors, as such term is defined under applicable securities laws, were elected to the board of directors of the Corporation, following which the Corporation’s board of directors now consists of a majority of independent directors.

          On September 2, 2005, the Corporation announced that it had entered into an amendment to its existing credit facilities with JP Morgan Chase Bank (the “Credit Amendment”). The Credit Amendment extended the maturity of the existing facilities from November 1, 2005 until January 3, 2006 and waived defaults in its financial covenants resulting from the Corporation’s performance for the quarters ended May 31, 2005 and August 31, 2005. The Credit Amendment also eliminates all of the existing financial covenants from the loan agreements through the remainder of the term. On December 30, 2005 the Corporation announced that the maturity of the existing facilities was further extended from January 3, 2006 until April 3, 2006. On January 12, 2006 the Company announced that the term of the existing credit facility of Americana Food with Regions Bank was extended to March 10, 2006.

          On December 13, 2005, the Corporation announced that, on the recommendations of the Corporate Governance Committee of the Corporation’s board of directors, the Corporation is instituting various changes and initiatives, including the following:

•

Collapse of Dual Class Structure - the Corporation will propose a special resolution to its shareholders at the annual and special meeting scheduled for February 27, 2006 which, if passed, will result in the change of each Class A subordinate voting share (the “Subordinate Voting Shares”) and each Class B multiple voting share (the “Multiple Voting Shares”) into one common share on May 31, 2007, unless the independent directors unanimously determine to effect the change earlier (the “Collapse of the Dual Class Structure”).

•

Board Representation Agreement and Trust Agreement - upon the change to the Corporation’s dual class structure becoming effective, these agreements will terminate. Prior to termination, the parties have agreed that the Corporate Governance Committee will make all nominations for membership to the board of directors of the Corporation. Copies of the Board Representation Agreement and Trust Agreement are available on the Internet at www.sedar.com.

•

Continuance under the Canada Business Corporations Act - at the annual and special meeting of shareholders scheduled for February 27, 2006, the Corporation will propose a special resolution to continue the Corporation under the Canada Business Corporations Act. If passed, this will allow the Corporation to be governed by a more modern corporate statute than the Nova Scotia Companies Act, under which the Corporation is currently organized.

          During the fourth quarter of 2005, the Corporation adopted, on a retroactive basis, accounting principles generally accepted in the United States. Previously, the Corporation prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principles in Canada.

          Effective December 23, 2005 the Corporation sold substantially all of its franchising and licensing segment for cash consideration of $8 million. In connection with the sale of the franchising and licensing segment, the Corporation was required to pay down $3,612,000 of its short term borrowings and long term debt from the cash consideration received.

          At the annual and special meeting of shareholders of the Corporation held on February 27, 2006, the shareholders approved the following actions: (i) the election of directors; (ii) the appointment of BDO Seidman, LLP as the auditor of the Corporation; (iii) the adoption of a resolution approving the discontinuance of the Corporation pursuant to section 133(5) of the Companies Act (Nova Scotia) and the continuance of the Corporation pursuant to section 187 of the Canada Business Corporations Act (the “Continuance Resolution”) and (iv) the adoption of a resolution approving the Collapse of the Dual Class Structure (the “Share Capital Restructuring Resolution”). The Continuance Resolution and the Share Capital Restructuring Resolution are required be confirmed by a majority of the votes cast by shareholders present in person or by proxy at a confirmatory meeting to be held on March 20, 2006.

Item 4(B) Business Overview

          CoolBrands businesses primarily consist of the marketing and selling of frozen desserts and the related vertically integrated manufacturing and distribution operations in the U.S. and, the manufacturing and selling of fresh yogurt products, foodservice sales and manufacturing of frozen yogurt and ice cream mixes and the manufacture and sales of ingredients and packaging to the dairy industry. CoolBrands markets a diverse range of frozen desserts and fresh yogurt products under nationally and internationally recognized brand names. Prior to the sale of substantially all of the Franchising and Licensing Segment effective December 23, 2005, the Corporation managed and evaluated its operations in five segments: the Frozen Dessert Segment (formerly the Pre-packaged Consumer Products Segment), the Yogurt Segment, the Foodservice Segment, the Dairy Components Segment, and the Franchising and Licensing Segment.

          The following table sets forth the contribution to revenue of each of the above-mentioned segments by geographic region for the periods indicated:

Revenue by Industry Segments and Classes of Product and Services Year ended August 31, 2005 (in thousands of dollars)

	Operating Segments

Revenue Source	Frozen Desserts $	Yogurt $	Foodservice $	Dairy Components $	Franchising and Licensing $	Corporate $

United States	330,039	44,007	18,397	22,589	7,914	—
Canada	528	—	—	—	4,054	280
International	405	—	—	—	3,232	—
Inter-segment revenues	(43,665)	—	(661)	(3,051)	—	(230)
Other revenues	797	—	—	—	303	132
Total consolidated net revenues	288,104	44,007	17,736	19,538	15,503	182

Year ended August 31, 2004 (in thousands of dollars)

	Operating Segments

Revenue Source	Frozen Desserts $	Foodservice $	Dairy Components $	Franchising and Licensing $	Corporate $

United States	461,580	16,382	29,516	8,526	—
Canada	901	—	—	2,999	219
International	361	—	—	2,663	—
Inter-segment revenues	(66,533)	(703)	(6,332)	—	(172)
Other revenues	261	—	—	162	108
Total consolidated net revenues	396,570	15,679	23,184	14,350	155

Year ended August 31, 2003 (in thousands of dollars)

	Operating Segments

Revenue Source	Frozen Desserts $	Foodservice $	Dairy Components $	Franchising and Licensing $	Corporate $

United States	161,914	14,599	28,063	9,041	—
Canada	639	—	—	2,696	144
International	500	—	—	2,357	—
Inter-segment revenues	(3,636)	(669)	(1,986)	—	(144)
Other revenues	388	—	—	85	29
Total consolidated net revenues	159,805	13,930	26,077	14,179	29

          Frozen Dessert Segment

          The Corporation manufactures, distributes and sells a variety of pre-packaged frozen dessert to distributors, and various retail establishments, throughout Canada and the United States, including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

          The Corporation’s products for wholesale sale include: Tropicana(R) frozen novelties and frozen dessert specialties; Eskimo Pie(R) frozen novelties and frozen dessert specialties, Godiva(R) ice cream, Whole Fruit(TM) sorbet, Dreamery(R) ice cream, No Pudge! novelties, Chipwich(R) novelties, Fruit-A-Freeze(R) novelties, Atkins(R) Endulge(TM) super premium ice cream products, Yoplait(R) ready to eat frozen yogurt products; Trix(R) frozen novelties, and a variety of other novelties, including those sold under the “Great American”, “Tropical”, “Chilly Things” and “Bullet” trademarks. Many of the Yoplait(R), No Pudge! and Atkins(R), products appeal to the healthier consumer lifestyle and eating trends toward lower and no fat and lower and no cholesterol products. The marketing, distribution and sale of pre-packaged frozen dessert products under the, Godiva(R), Tropicana(R), No Pudge!, Yoplait(R), Trix(R), Crayola, Snapple, Justice League, Care Bears and Atkins(R) Endulge(TM) trademarks are accomplished pursuant to exclusive long-term license agreements. The Corporation, through its subsidiary, Integrated Brands, has the right to develop and on an on-going basis is developing additional products under the foregoing trademarks. Integrated Brands incurs significant expenses to obtain shelf space in connection with the introduction of its new products.

          Integrated Brands purchases packaging and ingredients for its products directly from unaffiliated suppliers. Integrated Brands then sells the packaging and ingredients to unaffiliated manufacturers. Certain of these manufacturers also manufacture other ice cream and related frozen dessert products for other companies, including companies affiliated with David M. Smith, the Vice-Chairman and Chief Operating Officer of the Corporation. Mr. Smith and his father’s estate are significant CoolBrands shareholders. The unaffiliated manufacturers produce Integrated Brands’ products according to Integrated Brands’ specifications and formulas under quality control supervision by Integrated Brands. Integrated Brands then purchases the finished products from the unaffiliated manufacturers at a formula price based upon the manufacturers’ actual cost of ingredients and packaging plus an agreed upon processing fee which includes a profit for the manufacturers. Integrated Brands believes there are many alternative ice cream and novelty manufacturers available on comparable terms.

          Americana Foods also manufactures numerous products that are sold by Integrated Brands and distributed by Eskimo Pie Frozen Distribution.

          David M. Smith, the Vice-Chairman and Chief Operating Officer of the Corporation, is the sole stockholder of Calip which has the exclusive right to distribute products of Integrated Brands and its subsidiaries, affiliates and associates in the State of New Jersey and certain areas in the State of New York, and the State of Connecticut pursuant to a distribution agreement with Integrated Brands. The distribution agreement is to remain in effect as long as the Smith family controls Calip, unless Calip gives notice that it will not renew the agreement

          Yogurt Segment

          CoolBrands subsidiary, CoolBrands Dairy Inc., manufactures cup yogurt at its plant located in North Lawrence, New York, under the Breyers brand pursuant to a trademark rights agreement, which grants the right in perpetuity, and under the Creme Savers brand pursuant to a long term license agreement.

          Breyers yogurt is distributed and sold across the United States, internationally through the United States military complex and throughout the Caribbean. Finished goods are shipped refrigerated freight to strategic refrigerated warehouses for distribution to key accounts.

          CoolBrands Yogurt Segment has a variety of third party sources for key raw materials and packaging supplies for its entire line of yogurt products. In addition to its core operations of manufacturing and selling fresh yogurt, CoolBrands’ North Lawrence facility manufactures retail snack cottage cheese which it sells to Kraft Foods for national sales and distribution. In addition, the manufacturing processes of the North Lawrence facility generate excess fresh sweet cream, a valuable fresh dairy product. This excess fresh sweet cream is also sold to Kraft Foods. The geographic location of North Lawrence, New York is a strong compliment to other dairy processors which also require fresh sweet cream in their manufacturing operations.

          Foodservice Segment

          In addition to products manufactured for use in its business, the Corporation manufactures soft serve frozen yogurt and premium ice cream mixes in a leased facility in Russellville, Arkansas. Soft serve mix is sold under the Eskimo Pie brand name to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft serve ice cream and frozen yogurt products to consumers. A separate sales force working within Eskimo Pie’s wholly-owned subsidiary, Sugar Creek Foods, Inc., manages the sale of soft serve yogurt and ice cream mixes.

          Dairy Components Segment

          In addition to products manufactured for use in its business, the Corporation sells various other ingredients to the dairy industry produced at its New Berlin, Wisconsin facility. This business involves blending, cooking and processing basic flavours and fruits to produce products, which subsequently are used by customers to flavour frozen desserts, ice cream novelties and fluid dairy products. Products are manufactured in three distinct manners: Chocolate coatings are blended and milled through ball mills; dairy powders are dry blended in ribbon blenders; and variegates and flavour bases are cooked in stainless steel kettles. The Corporation also manufactures flexible packaging, such as private label ice cream novelty wraps, at its Bloomfield, New Jersey plant. These products are sold to the dairy industry, including many of the Corporation’s independent contract manufacturers and Americana Foods. Dairy components products are distributed via common carrier truck lines.

          The Dairy Components Segment’s primary raw materials include major commodity items such as sugar, corn syrup, cocoa powder, coconut oil, eggs and strawberries. These raw materials are available from multiple suppliers. Other than increased inflationary pressures on the cost of these raw materials, we do not foresee any issues with pricing or availability for these items in 2006.

          Franchising and Licensing Segment

          Prior to the sale of substantially all of the Franchising and Licensing business, a full franchising program had been developed for each of the Tropicana(R) Smoothies, Juices & More!, Yogen Fruz(R), Bresler’s(R), Swensen’s(R), Java Coast(R) Fine Coffees and Golden Swirl(R) chains. Although developed separately, each of the programs (except for Golden Swirl(R)) was substantially similar and was organized on two levels: master franchising, pursuant to which master franchises were sold for specific regions, countries or other geographical areas; and retail franchising and licensing, pursuant to which franchises were sold, and licenses were granted, by master franchisees to retail outlet operators in the master franchisee’s territory. Generally, retail franchising is used for larger locations such as traditional stores or kiosks, which offer a full range of products. Licensing is used primarily for smaller locations such as mini-counters or carts, which are located within the premises of strategic partners and typically offer a more limited selection of products.

          CoolBrands, either directly or through master franchisees, entered into a license agreement with each licensee for each location. The license agreement authorized the licensee to operate a Swensen’s(R), Yogen Fruz(R), I Can’t Believe It’s Yogurt(R), Bresler’s(R) or Java Coast(R) Fine Coffees mini-counter or similar outlet within the licensee’s place of business. The licensee was required to operate the outlet in accordance with the methods, standards, specifications and procedures prescribed by CoolBrands. Generally, the licensee was required purchase products used within the outlet from CoolBrands or from suppliers and manufacturers designated by it.

          Distribution Channels

          The Company’s products are offered for sale in a diverse range of retail outlets, including supermarkets, mass merchants, drug stores, convenience stores and club stores, as well as foodservice outlets, such as restaurants, cafeterias, theme parks and ice cream parlors.

          The Company distributes its products primarily by direct shipment to super-market owned warehouses, independent distributors and foodservice broad-line distributors. In addition, the Company operates a proprietary direct-store-distribution (“DSD”) system that services all distribution channels in selected U.S. markets, including out-of-home accounts such as convenience stores, drug stores and gas station food marts. The Company also provides distribution services through its DSD system for partner brands. Significant current partner brands include Unilever, Masterfoods/M&M Mars and Dreyer’s.

          In 2004, the Company enhanced its DSD system by acquiring the assets of Kinnett Distribution and integrating them into the Company’s Atlanta, Georgia DSD operation. In 2005, the Company increased its penetration of the out-of-home (or “impulse”) channel by introducing a complete line of single-serve frozen snacks under our proprietary brands, primarily Eskimo Pie, for DSD distribution. Also in 2005, the Company refocused its DSD operations in western states (California, Oregon and Washington) to reduce supermarket distribution operations in those markets in favor of increased focus on the impulse channel.

          Regulation

          CoolBrands’ frozen dessert and fresh yogurt products are subject to licensing and regulation (including good manufacturing practices) by federal, state and municipal authorities at its facilities in North Lawrence, New York, Dallas, Texas, Russellville, Arkansas and Norwalk, California and in the states to which they ship their products.

          Seasonality

          The ice cream and frozen snacks industry is highly seasonal with more frozen yogurt and ice cream consumed in warmer months. As a result, the operating results of all our operating segments, except for the Yogurt Segment, are subject to the same seasonality. The Corporation’s fourth quarter, during the summer, has historically been the strongest quarter of the year. The fourth quarter accounted for 32.2% and 87.7% of the Corporation’s net revenues and net loss, respectively, for the fiscal year ended August 31, 2005 and 28.7% and 52.7% of the total revenues and net earnings, respectively, for the fiscal year ended August 31, 2004.

          The Dairy Components Segment is seasonal with the strongest periods from February to August as we sell in to the summer ice cream season and from October to November as we sell an eggnog base for the holiday season. These two seasonal demands tend to balance out and provide consistent manufacturing volume throughout the year for our Dairy Components Segment.

          Competitive Conditions

          CoolBrands competes in the frozen dessert retail market against a large number of competitors. In the novelty market, Integrated Brands faces substantial competition in connection with the marketing and sales of its products. Among its competitors are Klondike, Popsicle, Breyer’s, Good Humor and Sealtest, owned by Unilever PLC and Dreyer’s Grand Ice Cream which either owns or licenses the Dreyer’s, Edy’s, Nestle, Haagen-Dazs, Skinny Cow, and Starbuck’s brands. In the super premium ice cream and sorbet pint markets, Integrated Brands faces substantial competition from Haagen-Dazs and Ben & Jerry’s. Integrated Brands’ products may also be considered to be competing with all ice cream and other frozen desserts for discretionary food dollars. While the ice cream and frozen yogurt manufacturing and distribution business is relatively easy to enter due to low entry costs, achieving wide distribution may be more difficult because of the high cost of a national marketing program and limitations on space available in retail freezer compartments.

          CoolBrands Dairy’s Breyers yogurt competes in the refrigerated yogurt section with Yoplait and Dannon on a national basis. Competition exists regionally from lesser brands, from private label manufacturers and store brands. The competitive position changes across the marketing regions between the aforementioned brands. Breyers yogurt provides a value added choice with our 8 oz serving size as compared with the 6 oz offered by the competition.

          The Dairy Components Segment’s main competitors include Senscient and Givadaun. The market is very competitive with excess capacity available for the types of dairy component products we offer to our customers.

          Trademarks

          CoolBrands relies upon copyright, trademark and trade secret laws to protect its proprietary rights in its trademarks and products. CoolBrands has obtained registrations for a number of trademarks in Canada, the United States and internationally, including registrations for the trademarks and related symbols Eskimo Pie(R), Dreamery(R), Whole Fruit(R), Chipwich(R) and Fruit-A-Freeze(R). Integrated Brands holds long-term trademark license agreements for use in certain countries of the Atkins(R) Endulge(TM), No Pudge!(TM), Tropicana(R), Yoplait(R), Trix(R), Crayola(TM), Justice League(TM), Snapple(TM) and Care Bears(TM) trademarks in connection with the manufacture, sale and distribution of frozen novelties and other frozen dessert products. The Corporation holds licenses to brands including Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties and Creme Savers Smoothie drinkable yogurts.

Item 4(C) Organizational Structure

          The following chart illustrates the principal direct and indirect subsidiaries of the Corporation, jurisdiction of incorporation and the percentage ownership by the Corporation of the voting and non-voting securities of each subsidiary or other entity.

COOLBRANDS INTERNATIONAL INC. (Nova Scotia)

|
| 100%
|

INTEGRATED BRANDS INC. (New Jersey)

|
|
|

100% |	50.1% |	100% |	| 100%

COOLBRANDS DAIRY INC. (Delaware)	AMERICANA FOODS LP (Texas)	ESKIMO PIE FROZEN DISTRIBUTION INC. (Delaware)	ESKIMO PIE CORPORATION (Virginia)

Item 4(D) Property, Plants and Equipment

          CoolBrands’ headquarters are located at 8300 Woodbine Avenue, 5th Floor, Markham, Ontario, Canada, L3R 9Y7 in 1,000 square feet of space, which space is occupied on a month-to-month basis. Rental payments are CDN$24,000 per annum and are paid to Yogen Fruz Canada Inc., a company owned by Aaron Serruya, a director and former executive vice president of the Corporation.

          CoolBrands’ U.S. headquarters and Integrated Brands’ executive offices are located at 4175 Veterans Highway, Ronkonkoma, New York, 11779. Rental payments are $184,460 per annum for 10,779 square feet. The lease expires on April 30, 2006, with an option to extend it through April 30, 2007. A portion of this space is subleased to Calip Dairies Inc., a company owned by David M. Smith, a director and an executive officer of the Corporation. The sublease payments received from Calip are $48,843 per annum.

          Integrated Brands’ subsidiary, Eskimo Pie Frozen Distribution Inc.’s leases 2,799 square feet of office space located at 4175 Veterans Highway, Ronkonkoma, New York, 11779. Rental payments are $55,000 per annum. The lease expires April 30,2006, with an option to extend it through April 30, 2007.

          Integrated Brands’ subsidiary, CoolBrands Manufacturing Inc., leases a 25,000 square foot production and storage facility located in Norwalk, California. Rental payments are $211,000 per annum. The lease expires November 30, 2010

          Integrated Brands owns a building in Paradise Valley, Arizona. The building is subject to a ground lease, which expires on December 31, 2010 and contains three five-year renewal options. The premises are leased to an unrelated third party. Integrated Brands’ only company operated store lease expires November 1, 2012.

          Eskimo Pie Corporation owns an ingredients manufacturing plant in New Berlin, Wisconsin which consists of approximately 73,820 square feet on 4.0 acres. Eskimo Pie expanded its New Berlin plant by 18,000 square feet in 1990 and purchased certain new equipment at that time. Eskimo Pie completed $800,000 of capital improvements in the New Berlin facility during 1998 (consisting primarily of equipment additions) in connection with the consolidation of its flavours production at the New Berlin facility which was completed in 1997.

          Eskimo Pie Corporation also owns a printing and packaging plant in Bloomfield, New Jersey, which consists of approximately 71,583 square feet on 2.0 acres. The Bloomfield plant was expanded and modernized in 1985 with a 35,000 square foot addition.

          Eskimo Pie Corporation’s subsidiary, Sugar Creek Foods, Inc., is leasing from the former owner of the business a soft serve yogurt and ice cream mix production facility, consisting of approximately 23,805 square feet, and a packaging facility, consisting of approximately 16,000 square feet, both located in Russellville, Arkansas. The lease expires on December 31, 2006. Rental payments under these leases are $244,000 per annum. In addition, Sugar Creek Foods, Inc. owns a freezer facility, consisting of approximately 5,013 square feet, adjacent to the production facility in Russellville. In 1999, Eskimo Pie purchased a small parcel of land adjacent to the freezer facility for future potential expansion of the freezer facility.

          Eskimo Pie Frozen Distribution leases a 3,026 square foot office trailer and loading docks facility located in Tampa, Florida. Rental payments are $63,578 per annum. The lease expires September 1, 2006.

          Eskimo Pie Frozen Distribution leases a 5,800 square foot freezer and distribution facility located in Boca Raton Florida. Rental payments are $45,223 per annum. The lease expires December 31, 2007.

          Eskimo Pie Frozen Distribution leases a 5,500 square foot freezer and distribution facility located in Novato, California. Rental payments are $101,724 per annum. The lease expires December 31, 2006. Additional parking is leased in Ignacio, California at $13,200 per annum. This lease expires on March 31, 2007. Additional parking is also leased in Novato, California at $24,000 per annum.

          Eskimo Pie Frozen Distribution leases a 2,400 square foot freezer and distribution facility located in San Diego, California. Rental payments are $123,611 per annum. The lease expires July 1, 2006

          Eskimo Pie Frozen Distribution leases a 500 square foot of office space and operates a cross-dock facility in Watsonville, California. Rental payments are $21,304 per annum. The lease expires Dec 1, 2006.

          Eskimo Pie Frozen Distribution leases a 12,677 square foot distribution facility located in Moorestown, New Jersey operating as a cross-dock operation. Rental payments are $97,613 per annum. The lease expires March 31, 2009.

          Eskimo Pie Frozen Distribution leases a 34,607 square foot freezer and distribution facility located in Seattle, Washington. Rental payments are $356,064 per annum. The lease expires December 1, 2008.

          Eskimo Pie Frozen Distribution leases a 9,700 square foot freezer and distribution facility located in Tualatin, Oregon. Rental payments are $144,000 per annum. The lease expires June 7, 2006.

          Eskimo Pie Frozen Distribution leases a 29,318 square foot freezer and distribution facility located in Miramar, Florida. Rental payments are $294,277 per annum. The lease expires June 30, 2007.

          Eskimo Pie Frozen Distribution leases a 22,798 square foot of freezer and distribution facilities located in Atlanta, Georgia. Rental payments are $247,212 per annum. The lease expires July 31, 2006.

          Eskimo Pie Frozen Distribution leases office space and truck parking facility located in Apopka, Florida (Orlando). Rental payments are $49,842 per annum. The lease expires April 30, 2006

          Eskimo Pie Frozen Distribution leases a 12,300 square foot freezer and distribution facility located in Plymouth, Florida. Rental payments are $163,052 per annum. The lease expires March 31, 2006.

          Eskimo Pie Frozen Distribution leases 11,413 square feet for truck parking located in Riverside, California. Rental payments are $21,600 per annum. Lease expired December 31, 2005; currently running month to month.

          Eskimo Pie Frozen Distribution leases 400 square foot of office space located in Jessup, Maryland. Rental payments are $43,956.00 per annum. The lease expires Sept 30, 2008.

          Eskimo Pie Frozen Distribution leases truck parking located in Jessup, Maryland. Rental payments are $28,620 per annum. The lease expires September 30, 2008.

          Eskimo Pie Frozen Distribution leases 15,000 square feet for truck parking located in Ft. Myers, Florida. Rental payments are $22,260 per annum. The lease expires September 30, 2006.

          Eskimo Pie Frozen Distribution leases a 400 square foot office space and operates a cross-dock facility in Oxnard, California. Rental Payments are $21,889 per annum. The lease expires Jan 18, 2007.

          Eskimo Pie Frozen Distribution leases a 400 square foot office space located in Paterson, New Jersey. Rental payments are $16,800 per annum. Also included is cross docking and truck parking for $42,000 per annum. The lease expires October 31, 2006.

          Eskimo Pie Frozen Distribution also leases a remote location with office space and truck parking in Neptune, New Jersey for $52,200 per annum. The lease is month to month.

          Eskimo Pie Frozen Distribution leases a remote location for office space and truck parking located in Brooklyn, New York. Rental payments are $15,600 per annum. The lease is month to month.

          Eskimo Pie Frozen Distribution leases a 1500 square foot freezer facility located in Milwaukee, OR. Rental payments are $72,000 per annum. The lease expires June 21, 2006.

          Eskimo Pie Frozen Distribution leases a 1,994 square foot facility located in Tacoma, WA for $25,910 per annum. The lease expires March 31, 2007.

          Americana Foods LP owns an ice cream and yogurt mix manufacturing plant in Dallas, Texas which consists of approximately 220,000 square feet on 12 acres. Americana Foods owns a warehouse adjacent to its manufacturing facility which consists of approximately 262,000 square free on 17 acres.

          Several CoolBrands subsidiaries hold master store leases expiring at varying dates to 2013 covering franchised locations. Where a subsidiary holds the master lease, these premises have been subleased to franchisees under terms and rental rates substantially the same as those in master leases. In a majority of these instances, franchisees make all lease payments directly to the landlords. These leases had an aggregate future base rental liability, without regard to percentage rentals or consumer price index increases of approximately $6,074,000 at August 31, 2005. CoolBrands’ current policy is not to lease or sublease premises nor to provide guarantees on leases in any manner with respect to its franchisees and it has not done so except for renewals or in special circumstances.

Item 5 Operating and Financial Review and Prospects

Item 5(A)- Item 5(F)

          The numbers for this item are stated in thousands of dollars.

2005 Compared with 2004

Overall Performance

          In 2005, the Company adopted generally accepted accounting principles in the United States (“U.S. GAAP”) and changed its reporting currency from Canadian dollars to U.S. dollars. For comparative purposes, certain historical financial statements and the notes thereto have been restated to reflect these changes.

          For fiscal 2005, net revenues decreased to $385,070 as compared with $449,938, for fiscal 2004, a 14.4% decrease. The net loss for fiscal 2005 was ($74,070) ($1.32) basic and diluted loss per share) as compared with net earnings of $23,512 ($0.42 basic and diluted earnings per share) for fiscal 2004.

          The decrease in net revenues for fiscal 2005 reflects the decrease in sales, primarily from the frozen dessert segment, the increase in trade promotion payments made to customers, and the decline in drayage income. In fiscal 2005, net sales declined by 10.3% to $364,686 as compared with $406,470 for fiscal 2004. The decline in sales came from all of our frozen dessert brands, but principally from the Weight Watchers and Atkins. These sales declines were partially offset by the sales from newly introduced frozen dessert products, acquisition of the Breyers yogurt business on March 27, 2005 and the increase in distribution sales as a result of the change in the business arrangement with Dreyer’s Grand Ice Cream Holdings, Inc. (“Dreyer’s”). Effective September 1, 2004, CoolBrands began the distribution of Dreyer’s products as an independent distributor, changing from the previously used drayage basis, except for Dreyer’s scanned based trading customers which continue to be delivered on a drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer’s and selling those products to customers at wholesale. The sales increases due to this change partially offset sales declines in the Company’s base frozen desserts business. In fiscal 2005, drayage and other income decreased by 64.3% to $14,246 as compared with $39,873 for fiscal 2004, primarily as a result of this change.

          Gross profit percentage for fiscal 2005 declined to 0.8% as compared with 19% for fiscal 2004. Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The decline in gross profit percentage was primarily due to:

•

Increased trade promotion payments to customers, excluding the yogurt segment, which amounted to $52,359 and $32,913 in 2005 and 2004 respectively; Trade promotion payments increased as a result of an increase in new product introductory allowances and an increase in promotional activity necessary to support the newly introduced products and in response to increased promotional activity by our competition;

•

The write down of obsolete and slow moving finished goods inventories, packaging, and ingredients. This write down amounted to $12,723 in 2005 and was the result of a settlement of litigation with Weight Watchers International, a new labeling law which became effective January 1, 2006, and a provision for slow moving inventories due to changes in consumer preferences. A new labeling law effective January 1, 2006 required new disclosure of trans fat information in the nutrition facts statement on all of the Company’s frozen dessert segment packaging used in production after January 1, 2006. In connection with this required disclosure, the Company estimated that it had on hand approximately $1,000 of packaging that it would not consume in production prior to January 1, 2006. As a result, the Company recognized a $1,000 write down;

•	The Company’s inability to cover fixed overhead costs in both our manufacturing and distribution operations due to the lack of production and sales; and

•	The change in mix of frozen dessert products being sold in 2005 with lower gross profit margins as compared with 2004.

          Selling, general and administrative expenses for fiscal 2005 decreased as a percentage of revenues to 14.0% as compared with 18.4% for fiscal 2004. Selling, general and administrative expenses decreased by $28,581 or 34.6% from $82,671 in 2004 to $54,090 in 2005. This decrease occurred primarily due to a decrease in stock-based compensation expense. In accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS123), the Company recognized stock-based compensation expense of $1,918 and $30,983 in 2005 and 2004 which represents the estimated fair value of stock options earned during the respective fiscal years. Selling, general and administrative expenses for 2005 and 2004 were adversely impacted by the write-off of certain license agreements and the write-off of deferred package design costs, primarily related to Weight Watchers, in 2005. These charges amounted to $2,358 and $3,684 in 2005 and 2004, respectively.

          The 2005 fiscal year results were adversely affected by the non-cash pre-tax asset impairment charge of $55,525 (Nil in 2004), which resulted from the impairment of goodwill and intangible assets related to the Company’s frozen desserts and franchising segments.

Cash and working capital

          Cash, investments and restricted cash decreased to $41,562 at August 31, 2005 from $64,327 at August 31, 2004. Working capital decreased to $28,469 at August 31, 2005 from $118,138. CoolBrands’ current ratio declined to 1.2 to 1 at August 31, 2005 from 2.6 to 1 at August 31, 2004. These changes in current assets and current liabilities are attributable primarily to the use of cash and short-term borrowings to finance the Company’s acquisitions and fixed asset purchases. The Company is currently negotiating the refinance of its long-term debt and short-term borrowings, including $40,000 due January 3, 2006 and $7,145 due January 10, 2006, which were extended to April 3, 2006 and March 10, 2006, respectively. The Corporation believes its working capital plus internally generated funds will be sufficient to meets its cash and working capital requirements for its established operations for the current fiscal year.

Selected Annual Information

The following chart shows selected annual information for the three most recently completed fiscal years.

	Year ended August 31
	(in 000’s except per share data)

	2005	2004	2003

Total net revenues	$385,070	$449,938	$214,020
Net (loss) earnings	(74,070)	23,512	18,826

Earnings (loss) per share
Basic	(1.32)	0.42	0.36
Diluted	(1.32)	0.42	0.35
Total assets	297,845	317,257	223,684
Total long-term debt	60,962	27,754	32,023

          CoolBrands’ decline in total net revenues during fiscal 2005 reflects the decrease in net sales, primarily from the frozen dessert segment, partially offset by net sales gained from the acquisition of the Breyers yogurt business in March 2005 and the decline in drayage income. In fiscal 2005, net sales declined by 10.3% to $364,686 as compared with $406,470 for fiscal 2004. In fiscal 2005, drayage and other income decreased by 64.3% to $14,246 as compared with $39,873 for fiscal 2004. Revenue growth in fiscal 2004 and 2003 was the result of the successful introduction of new frozen dessert products in the Better for You category, the acquisition of 50.1% of the equity in Americana Foods effective July 1, 2003 and acquisition of certain assets from Dreyer’s Grand Ice Cream, Inc. and Nestle Ice Cream Company LLC on July 6, 2003.

          CoolBrands’ net loss in 2005 was primarily due to the substantial decline in net sales due to the loss of the Weight Watchers Smart Ones license agreement, the decline in net sales of the Atkins Endulge and other frozen dessert product lines and the resulting decrease in gross profit dollars, the $25,627 decline in drayage and other income and the asset impairment charge of $55,525.

          CoolBrands’ net earnings in 2004 and 2003 reflected the growth in revenues and effective control of selling, general and administrative expenses. During this time, the Company developed and expanded its Better for You product lines, including Weight Watchers Smart Ones and Atkins Endulge. The Company obtained higher than normal gross profit margins and lower than normal promotion, marketing and advertising expenses due to the initial low level of competition in this niche category.

Comparison of 2005 and 2004

          The Company’s 2005 financial statements reflect the March 27, 2005 acquisition of the Breyers yogurt business. This acquisition was accounted for under the purchase method of accounting and the 2005 Consolidated Statements of Operations include the results of this acquisition from the date of acquisition. In fiscal 2005, the revenues and operating results from the Breyers yogurt business represent five months of activity as compared no activity in fiscal 2004. The third quarter of fiscal 2006, ended May 31, 2006, will be the first quarter following this acquisition in which the Consolidated Statement of Operations for the quarter can be directly compared with the prior-year period.

          The Company manages its business based on five industry segments: frozen desserts, yogurt, foodservice, dairy components, and franchising and licensing.

Net sales

Net sales for each segment are summarized in the following table:

	Year Ended August 31
			Percentage of Sales
	2005	2004	2005	2004

Frozen desserts	$271,086	$356,399	74.3	87.7
Yogurt	44,007		12.1
Foodservice	17,736	15,679	4.9	3.9
Dairy components	19,538	23,184	5.4	5.7
Franchising and licensing	12,319	11,208	3.3	2.7

Total	$364,686	$406,470	100.0	100.0

          The decrease in net sales for fiscal 2005 in the frozen dessert segment reflects the deduction from sales for payments made to customers by the Company, excluding the yogurt segment, of $52,359 in 2005 as compared with $32,913 in 2004 (a net reduction of $19,446). The decline in net sales in the frozen desserts segment of approximately $145,200 came from all of our frozen dessert brands, but principally from the Weight Watchers and Atkins of approximately $75,300. In connection with the settlement of the Weight Watchers litigation, CoolBrands agreed to discontinue the sale of all Weight Watchers products on May 1, 2005, approximately five months sooner than required by the Weight Watchers License Agreement. These declines in net sales were partially offset by the net sales of approximately $59,900 from newly introduced frozen dessert products and the increase in distribution sales as a result of the change in the business arrangement with Dreyer’s. Effective September 1, 2004, CoolBrands began the distribution of Dreyer’s products as an independent distributor, changing from the previously used drayage basis, except for Dreyer’s scanned based trading customers which continue to be delivered on a drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer’s and selling those products to customers at wholesale. The sales increases due to this change partially offset sales declines in our base frozen desserts business.

          The net sales for the yogurt segment reflect the acquisition of the Breyers yogurt business from Kraft Foods, Inc. on March 27, 2005.

          The decline in sales by the Company’s Dairy components segment reflects the decrease in sales due to the decline in the demand for Weight Watchers and Atkins ingredients and packaging from the Company’s various contract manufacturers.

Royalties, licensing, and consumer products license revenues

Royalties, licensing and consumer products license revenues increased by 70.7% to $6,138 in fiscal 2005 from $3,595 in fiscal 2004 due primarily to the Whole Fruit license revenues the Company earned from Dreyer’s of $3,103. The Company continued to earn Whole Fruit license revenues through December 2005, estimated to be approximately $850.

Drayage and other income

          Drayage and other income decreased by 64.3% to $14,246 in fiscal 2005 from $39,873 in fiscal 2004. This decline was due to the change in the business arrangement with Dreyer’s discussed above. Drayage income in 2005 represents the fees paid to CoolBrands by Dreyer’s for the delivery of products to Dreyer’s scanned based trading customers which continue to be delivered on a drayage basis.

Gross profit margin

          Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The following table presents the gross profit margin dollars and gross profit percentage for the Company’s segments:

	Year Ended August 31
			Percentage of Sales
	2005	2004	2005	2004

Frozen Dessert	$(15,488)	$64,779	(5.7)	18.2
Yogurt	7,369		16.7
Foodservice	3,626	3,439	20.4	21.9
Dairy Components	4,287	5,975	21.9	25.8
Franchising and Licensing	3,224	2,931	26.2	26.2

Total	$3,018	$77,124	0.8	19.0

          Gross profit dollars declined to $3,018 in fiscal 2005 from $77,124 in fiscal 2004 primarily due to the decline in gross profit dollars in frozen desserts segment of $80,267, partially offset by the $7,369 in gross profit dollars generated by the yogurt segment. The decline in gross profit dollars in the frozen desserts segment resulted from the decline in sales in 2005 versus 2004, the impact on the segment for payments made to customers which as previously discussed reduced net sales and gross profit dollars, excluding the yogurt segment, in 2005 by $52,359 as compared with $31,337 in 2004 (a net reduction of $19,446) and the Company’s inability to cover fixed overhead costs in both our manufacturing and distribution operations due to the lack of production and sales. Gross profit dollars in the frozen desserts segment were also adversely affected by the write down of $12,723 of obsolete and slow moving finished goods inventories, packaging, ingredients and finished goods inventories which could not be used or sold resulting from the settlement of the Weight Watchers litigation and the estimated impact on packaging which will not be used due to a new labeling law which became effective January 1, 2006.

          Gross profit percentage for fiscal 2005 declined to 0.8% as compared with 19% for fiscal 2004. Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The decline in gross profit percentage was primarily due to:

1.

Increased trade promotion payments to customers, excluding the yogurt segment, which amounted to $52,359 and $32,913 in 2005 and 2004 respectively. Trade promotion payments increased as a result of an increase in new product introductory allowances and an increase in promotional activity necessary to support the newly introduced products and in response to increased promotional activity by the Company’s competitors.

2.

The write down of obsolete and slow moving finished goods inventories, packaging, and ingredients. This write down amounted to $12,723 in 2005 and was the result of a settlement of litigation with Weight Watchers International, a new labeling law which became effective January 1, 2006, and a provision for slow moving inventories due to changes in consumer preferences. A new labeling law effective January 1, 2006 required new disclosure of trans fat information in the nutrition facts statement on all of the Company’s frozen dessert segment packaging used in production after January 1, 2006 In connection with this required disclosure, the Company estimated that it had on hand approximately $1,000 of packaging that it would not consume in production prior to January 1, 2006. As a result, the Company recognized a $1,000 write down.

3.	The Company’s inability to cover fixed overhead costs in both its manufacturing and distribution operations due to the lack of production and sales; and

4.	The change in mix of frozen dessert products being sold in 2005 with lower gross profit margins as compared with 2004.

Selling, general and administrative expenses

          Selling, general and administrative expenses are summarized by industry segment in the following table:

	Year Ended August 31
			Percentage of Sales
	2005	2004	2005	2004

Frozen desserts	$40,736	$72,037	15.0	20.2
Yogurt	4,993		11.4
Foodservice	1,486	1,890	8.4	12.1
Dairy Components	1,694	1,942	8.7	8.4
Franchising and Licensing	5,109	4,934	41.5	44.0
Corporate	72	1,868

Total	$54,090	$82,671

          Selling, general and administrative expenses decreased by $28,581 from $82,671 in 2004 to $54,090 in 2005 due primarily to a decrease in stock-based compensation expense in 2005 compared to 2004. In accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS123), the Company recognized stock-based compensation expense of $1,918 and $30,983 in 2005 and 2004 which represents the estimated fair value of stock options earned during the respective fiscal years. Stock based compensation expense was higher in 2004 as a result of the 3,328,000 options granted to five executive officers who are also members of the Board of Directors of the Company. These options vested immediately and the fair value of the options was recognized as expense in 2004 as determined by the Black-Scholes model. Also, an increase in selling, general and administrative expenses was incurred by the yogurt segment which relate to the Breyers yogurt business which was acquired on March 27, 2005, partially offset by the decrease in selling, general and administrative expenses in the frozen desserts segment which resulted from a decline in expenses directly related to the decline in sales. The frozen desserts segment’s selling, general and administrative expenses were adversely impacted in fiscal 2005 by approximately $2,358, including the write-off of deferred package design costs, primarily related to Weight Watchers, and the write-off of certain license agreements with General Mills. However, selling, general and administrative expenses decreased overall as a percentage of revenues to 14.0% for fiscal 2005 from 18.4% for fiscal 2004 due primarily to a decrease in stock based compensation expense and a decline in revenues of $64,868 from 2004 to 2005. Selling, general and administrative expenses in 2004 were adversely impacted by $3,684 for the pre-tax write-off of the Weight Watchers’ intangible license agreement asset. This write-off was required when Weight Watchers International notified CoolBrands on July 28, 2004 that the license agreement would not be extended.

Interest expense

          Interest expense was $2,586 in fiscal 2005 compared with $1,498 in fiscal 2004. The increase in interest expense in fiscal 2005 as compared with fiscal 2004 was due to a $40,000 increase in short term borrowings related to the acquisition of the Breyers yogurt business and a $7,214 increase in debt at Americana Foods, 50.1% owned by CoolBrands, offset by repayments of short-term borrowings and long-term debt of $14,007.

Asset impairment

          The Company is required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill is tested for impairment using a two step process that begins with an estimation of the fair value of each reporting unit. The fair value of each reporting unit is determined using a combination of valuation approaches including an approach consisting of discounted cash flow analysis, and a market multiple approach. The fair value of the reporting unit is compared to its carrying value. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

          During 2005, the Company completed its annual review of goodwill and intangible assets. A goodwill impairment of $48,701 was taken related to the Company’s frozen dessert segment and an intangible asset impairment charge of $1,401 was also recognized in the Company’s frozen dessert segment. This impairment charge is the result of the loss of Weight Watchers licensing agreement as well as declining sales of the Atkins and our base Business product lines and the resulting decline in cash flows. Also, this review resulted in a goodwill and intangible asset impairment charge related to the Company’s franchise and licensing segment of $4,940. Significant assumptions used in measuring the impairments included the timing and the amount of estimated future cash flows for reporting units and intangible assets, and where applicable, an analysis of guideline transaction market multiples. Additionally, the Company wrote-off certain company-owned store leasehold improvements and equipment related to the Company’s franchise and licensing segment of $483.

(Recovery of) provision for income taxes

          The effective (benefit) tax rate was (10.2)% in fiscal 2005 and 37.1% for fiscal 2004. The effective tax rate differs from the Canadian Federal/Provincial Statutory Rate primarily due to permanent differences related to the non-deductible goodwill impairment charges recognized in 2005, a valuation allowance established in 2005, and due to the Company’s operations in foreign countries with lower effective tax rates. Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates or changes in the valuation of its future income tax assets or liabilities.

Net Loss

          The net loss for fiscal 2005 was $(74,070) as compared with net earnings of $23,512 for fiscal 2004. CoolBrands’ net loss in 2005 was primarily due to the substantial decline in net sales due to the loss of the Weight Watchers Smart Ones license agreement, the decline in net sales of the Atkins Endulge products and other frozen dessert product lines and the resulting decrease in gross profit dollars, the $25,627 decline in drayage and other income and the asset impairment charge of $58,250.

Summary of quarterly results

          The following table presents a summary of our results for the last eight quarters ended August 31, 2005:

	(in 000’s except per share data)

Quarter ended	August 31, 2005 $	May 31, 2005 $	February 29, 2005 $	November 30, 2004 $

Total revenues	124,055	97,890	73,833	89,292
Net earnings (loss)	(64,093)	(6,233)	(8,077)	4,333
Earnings (loss) per share
Basic	(1.15)	(.11)	(0.14)	0.08
Diluted	(1.15)	(.11)	(0.14)	0.08

Quarter ended	August 31, 2004 $	May 31, 2004 $	February 29, 2004 $	November 30, 2003 $

Total revenues	129,052	128,140	99,946	92,800
Net earnings	12,484	(625)	8,465	3,188
Earnings per share
Basic	0.22	(0.01)	0.15	0.06
Diluted	0.22	(0.01)	0.15	0.06

          The ice cream and frozen dessert industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Liquidity

The following sets forth certain measures of the Company’s liquidity:

	Year Ended August 31

	2005	2004

Cash, investments and restricted cash	$41,562	$64,327
Working Capital	$28,469	$118,138
Current Ratio	1.2 to 1	2.6 to 1

          The decrease in working capital of $89,669 was primarily due to a decrease in cash, investments and restricted cash of $22,765 and a decrease in total receivables of $14,669, an increase in current maturities of long-term debt and short term borrowings of $44,222, an increase in accounts payable and accrued liabilities of $25,185, and offset by the increase in income taxes recoverable of $9,767 and the reduction the income tax payable of $4,938. CoolBrands is currently negotiating the refinance of its long-term debt and short-term borrowings, including the $40,000 due on January 3, 2006 and $7,145 due January 10, 2006, which were extended to April 3, 2006 and March 10, 2006, respectively.

Cash flows from operating activities

          The Company generated cash flow from operating activities of $11,239 for the year ended August 31, 2005 as compared with $43,769 for the year ended August 31, 2004 due primarily to the decrease in net earnings (exclusive of depreciation and amortization and asset impairment) for 2005 as compared with 2004. This was offset by changes in other operating assets and liabilities, which were primarily driven by the timing of certain payments. Cash was generated by collection of accounts receivable offset by purchases of inventories and payment against accounts payable and other liabilities. With a decrease in sales, drayage and other income in fiscal year 2005, the Company realized net outflows of cash which were greater than outflows in fiscal 2004.

Cash used in investing activities

          The cash used in investing activities in 2005 was primarily due to the acquisitions of the yogurt business and the Zipp flavors and ingredients businesses which aggregated $59,609 and the purchase of property, plant and equipment of $12,409, offset by the net redemption of investments of $20,550 and the proceeds from the sale of the Company’s City of Industry facility for $5,434. The cash used in investing activities in 2004 was primarily due to the purchase of property, plant and equipment of $13,363 and the purchase of investments, net of redemptions of $28,050.

Cash provided by financing activities

          In 2005, $33,264 was provided by financing activities as compared with $14,926 provided by financing activities in 2004. In 2005, the proceeds from short term borrowings of $44,553, and an increase in the revolving line of credit of $2,661 at Americana Foods. These additions were off set by the repayment of long-term debt. The exercise of stock options in 2004 provided $12,286 and Americana Foods’ minority partner provided $6,907 of capital, net of a $2,000 return of capital, as their share for the expansion of production capacity at Americana Foods. These additions were offset by the repayment of long-term debt of $5,781 and the increase in the secured revolving line of credit at Americana Foods of $1,514.

Contractual obligations

The following table presents the Company’s contractual obligations:

	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years

Contractual obligations

Long-term debt obligations	$60,808	$52,560	$8,248	—	—
Capital lease obligations	$154	$154	—	—	—
Operating lease obligations	$12,393	$4,363	$6,590	$554	$886
Other Long-Term Liabilities	$2,881	—	$2,881	—	—

Total contractual obligations	$76,236	$57,077	$17,719	$554	$886

Capital resources

          The Company is planning to spend approximately $3,000 on capital projects during fiscal 2006. The planned capital projects are primarily for the continuing expansion of capacity at Americana Foods and certain information technology infrastructure improvements. The Company will use existing cash on hand to fund the planned capital expenditures. However, the Company has not ruled out the possibility that it will fund the planned capital expenditures plus previous capital spent by restructuring Americana Foods’ long-term debt.

          Additionally, CoolBrands is committed to the expansion of its frozen dessert segment in 2006 with the introduction of new products to respond to the increase in competition in the ice cream industry for shelf space and market share. As a result, CoolBrands has made or will make offers to retailers for new product introductory placement costs (slotting fees) of approximately $11,250.

Payment requirements

          In connection with the acquisition of the yogurt business from Kraft in March 2005, a U.S. subsidiary borrowed $40,000 to finance the acquisition. The unsecured term loan required monthly payments of interest with the $40,000 principle balance due November 1, 2005. Interest is payable monthly on the unpaid principle balance with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates plus applicable margin were the lower of prime plus 0.5% or LIBOR plus 2.5% (6.02% at August 31, 2005). The Company made a principal payment of $10,000 on August 23, 2005 in anticipation of the September 2, 2005 amendment as discussed below. As of August 31, 2005 the term loan balance was $30,000.

          In connection with the acquisition of Eskimo Pie Corporation, a U.S. subsidiary borrowed $30,000 to finance the acquisition. The loan is payable in monthly installments of $250, which began December 1, 2000, with the remaining principal balance due on November 1, 2005. Interest on the term loan is payable monthly on the unpaid principal balance. CoolBrands and all of its significant subsidiaries guarantee all borrowings under the above loan agreement. The principal balance outstanding at August 31, 2005 was $10,500.

          The Company was in default of its financial covenants pursuant to this loan agreement at May 31, 2005 and August 31, 2005. On September 2, 2005 the Company entered into an amendment to its existing credit facilities. The Amendment extends the maturity of the existing facilities from November 1, 2005 until January 3, 2006, which was extended to April 3, 2006, and waives defaults in its financial covenants resulting from the Company’s financial performance.

          The amendment eliminates all of the existing financial covenants from the loan agreements through the remainder of the term and grants a security interest in the personal property assets (other than certain excluded assets relating to the operations of the company’s 50.1% owned limited partnership), reduced its outstanding indebtedness to the bank by $10,000 to a total of $40,500 and the Company has agreed to an increase of the interest rate by 200 basis points on all remaining outstanding balances to 450 basis points over LIBOR. In addition, the amendment reduced the Company’s $5,000 revolving credit facility to $925 and requires the Company to maintain $20,000 of cash balances, of which $10,000 is restricted to use as approved by the lender.

          On April 27, 2005, Americana Foods, which is owned 50.1% by the Company, borrowed $4,553 for use in purchasing a building and adjacent acreage. Loan terms call for monthly, interest-only payments for the first year of the note. The note bears interest at Prime plus 0.5% (7.0% at August 31, 2005). The note provides a one-time right to extend the maturity date by two years. Monthly principal and interest payments during the extension period will be based on a 25-year amortization with the remaining balance due in full at the end of year three.

          Americana Foods may also at that time choose to continue any interest rate for Prime plus 0.5% or convert to a fixed interest rate to be quoted by the lender. Due to the one-year maturity date (before exercise of the extension option), this note is classified as a current liability.

          On November 19, 2002, Americana Foods entered into a credit agreement with a financial institution that included a term loan of $10,000, which is secured by the Partnership’s property, plant, and equipment. Principal payments are payable in fixed monthly installments of $80 and matures on November 19, 2007. The term of the loan bears interest at prime plus 0.5% (7.0% at August 31, 2005 and 5.0% at August 31, 2004).

          Americana Foods’ amended credit agreement also includes a revolving loan of up to $9,000, subject to a borrowing base calculation, which bears interest at prime plus 0.5% (7.0% at August 31, 2005 and 5.0% at August 31, 2004) and was due on November 30, 2005. At August 31, 2005, approximately $1,855 was available to Americana Foods under this loan. The revolving loan is secured by Americana Foods’ receivables and inventory and is classified as a current liability.

          On November 30, 2005 Americana Foods executed an amendment to the credit agreement which extended the maturity date for the revolving loan until January 10, 2006. Americana Foods must maintain compliance with certain financial covenants, including fixed charge ratio, debt-to-tangible net worth ratio and tangible net worth.

          CoolBrands is currently negotiating the refinance of its long-term debt and short term borrowings with its current lenders, including $40,000 due on January 3, 2006 and $7,145 due January 10, 2006, which were extended to April 3, 2006 and March 10, 2006, respectively.

2004 Compared to 2003

Overall performance

          For fiscal 2004, revenues increased to $449,938 as compared with $214,020 for fiscal 2003, an 110% increase. Net earnings for fiscal 2004 increased to $23,512 ($0.42 basic and diluted earnings per share) as compared with net earnings of $18,826 ($0.36 basic and $0.35 diluted earnings per share) for fiscal 2003, a 25% increase.

          The growth in revenues for fiscal 2004 reflected increased revenues, primarily from the prepackaged consumer product segment attributable to Americana Foods LP (50.1% owned), Eskimo Pie Frozen Distribution and the Company’s Super Premium Dreamery, Godiva and WholeFruit pints. In fiscal 2004, sales increased by 104% to $406,470 as compared with $199,015 for fiscal 2003. In fiscal 2004, drayage and other income increased by 248% to $39,873 as compared with $11,455 for fiscal 2003. Drayage income represents the fees paid to CoolBrands by Dreyer’s/Nestle to deliver products invoiced to customers by Dreyer’s/Nestle. In fiscal 2004, revenues from Americana Foods, Eskimo Pie Frozen Distribution and Super Premium pints represent a full year’s activity as compared with approximately two months in fiscal 2003.

           Gross profit percentage for fiscal 2004 declined to 19% as compared to 30% for fiscal 2003. Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The percentage decline was due to the impact of normally lower margins generated by Americana Foods’ manufacturing operations and Eskimo Pie Frozen Distribution’s distribution operations. The full-year results of 2004 were additionally impacted by the pre-tax operating losses at Americana Foods (50.1% owned) of approximately $1,180. This loss was primarily due to plant production losses of $2,089 incurred during the installation of new production lines and the related start-up expenses which occurred in the fourth quarter of fiscal 2004.

          Selling, general and administrative expenses for fiscal 2004 declined as a percentage of revenues to 18.4% as compared to 19.3% for fiscal 2003 in spite of the increased spending in selling, general and administrative expenses, as a result of the substantial increase in revenues. In accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS123), the Company recognized stock-based compensation expense of $30,983 and $1,649 in 2004 and 2003 which represents the estimated fair value of stock options earned during the respective fiscal years. Stock based compensation expense was higher in 2004 as a result of the 3,328,000 options granted to five executive officers who are also members of the Board of Directors of the Company. These options vested immediately and the fair value of the options was recognized as expense in 2004 as determined by the Black-Scholes model. The full-year results of 2004 were adversely impacted by $3,684 for the pre-tax write-off of the Weight Watchers’ intangible license asset. This write-off was required when the Company was notified by Weight Watchers International on July 28, 2004 that the license agreement would not be extended.

Selected annual information

	Year ended August 31 (in 000’s except per share data)
	2004	2003	2002

Total revenues	$449,938	$214,020	$130,691
Net earnings	23,512	18,826	11,997

Earnings per share
Basic	0.42	0.36	0.25
Diluted	0.42	0.35	0.24
Total assets	317,257	223,684	179,972
Total long-term liabilities	25,658	34,205	24,677

          CoolBrands’ growth in revenues from fiscal 2002 through fiscal 2004 was the result of the successful introduction of new products in the Better for You category, the acquisition of 50.1% of the equity in Americana Foods effective July 1, 2003 and acquisition of certain assets from Dreyer’s Grand Ice Cream, Inc. and Nestle Ice Cream Company LLC on July 6, 2003.

          CoolBrands’ improvement in net earnings from fiscal 2002 through fiscal 2004 reflected the growth in revenues and our ability to contain selling, general and administrative expenses in the light of such growth. During this time, the Company successfully developed our Better for You product lines, including Weight Watchers Smart Ones and Atkins Endulge. The Company obtained higher than normal gross profit margins and controlled promotion, marketing and advertising spending due to the initial lack of competition in this niche category. Our results reflect the higher profitability from the Better for You category niche because it was relatively undiscovered by the competition and the Company was the first of many entrants with a superior lineup of brand names and products.

Comparison of 2004 and 2003

          The Company manages its business based on four industry segments: frozen desserts, foodservice, dairy components, and franchising and licensing.

Sales

Sales for each segment are summarized in the following table:

	Year Ended August 31

		Percentage of Sales
	2004	2003	2004	2003

Frozen desserts	$356,399	$148,251	87.7	74.5
Foodservice	15,679	13,930	3.9	7.0
Dairy components	23,184	26,077	5.7	13.1
Franchising and licensing	11,208	10,757	2.7	5.4

Total	$406,470	$199,015	100.0	100.0

          Sales in fiscal 2004 increased by $207,455 or 104% from $199,015 in fiscal 2003 to $406,470. The growth in sales from the frozen desserts segment was attributable to Americana Foods (50.1% owned), Eskimo Pie Frozen Distribution’s distribution assets and the Company’s Super Premium Dreamery, Godiva and WholeFruit pints. In fiscal 2004, sales from Americana Foods, Eskimo Pie Frozen Distribution and Super Premium pints represented a full year’s activity as compared with approximately two months in fiscal 2003. The decline in sales by our dairy components segment reflected the increase in intercompany sales primarily to Americana Foods in 2004, which were eliminated in consolidation, whereas in 2003 the sales were made to the Company’s independent contract manufacturers.

Drayage and other income

          Drayage and other income increased by 248% to $39,873 in fiscal 2004 from $11,455 in fiscal 2003 due to drayage fees received from Dreyer’s/Nestle for the delivery of their products to customers utilizing Eskimo Pie Frozen Distribution, the Company’s “Direct Store Delivery” (DSD) services. In fiscal 2004, drayage income represented a full year’s activity as compared with approximately two months in fiscal 2003.

Gross profit margin

          Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The following table presents the gross profit margin dollars and gross profit percentage for the Company’s segments:

	Year Ended August 31
		Percentage of Sales

	2004	2003	2004	2003

Frozen desserts	$64,779	$44,754	18.2	30.2
Foodservice	3,439	5,461	21.9	39.2
Dairy Components	5,975	6,019	25.8	23.1
Franchising and Licensing	2,931	2,531	26.2	23.5

Total	$77,124	$58,765	19.0	29.5

          Gross profit dollars increased to $77,124 in fiscal 2004 from $58,765 in fiscal 2003 due to the increased sales in 2004 versus 2003. However, the Company’s overall gross profit percentage for fiscal 2004 declined to 19% as compared to 29.5% for fiscal 2003. The overall percentage decline was due primarily to the decline in the Frozen desserts gross profit percentage which was impacted by the normally lower margins generated by Americana Foods’ manufacturing operations and Eskimo Pie Frozen Distribution’s distribution operations. The gross profit margin for 2004 was additionally impacted by the pre-tax operating losses at Americana Foods LP (50.1% owned) of approximately $1,180. These losses were primarily due to plant production losses incurred during the installation of new production lines and the related start-up expenses which occurred in the fourth quarter of fiscal 2004. Foodservice’s gross profit percentage declined to 21.9% in 2004 from 47.9% in 2003 due to higher butterfat costs and freight expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:

	Year Ended August 31
		Percentage of Sales

	2004	2003	2004	2003

Frozen desserts	$72,037	$28,776	20.2	19.4
Foodservice	1,890	4,873	12.1	34.9
Dairy Components	1,942	1,962	8.4	7.5
Franchising and Licensing	4,934	4,479	44.0	41.6
Corporate	1,868	1,1,49	n/a	n/a

Total	$82,671	$41,239

          Selling, general and administrative expenses increased by $41,432 from $41,239 in 2003 to $82,671 in 2004 due primarily to the increase in selling, general and administrative expenses in the frozen desserts’ segment due to the increased level of sales and stock based compensation expense. In accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS123), the Company recognized stock-based compensation expense of $30,983 and $1,649 in 2004 and 2003 which represents the estimated fair value of stock options earned during the respective fiscal years. Stock based compensation expense was higher in 2004 as a result of the 3,328,000 options granted to five executive officers who are also members of the Board of Directors of the Company. These options vested immediately and the fair value of the options was recognized as expense in 2004 as determined by the Black-Scholes model. However, the Company continued to control spending over selling, general and administrative expenses such that selling, general andadministrative expenses declined overall as a percentage of revenues to 18.4% for fiscal 2004 from 19.3% for fiscal 2003. Frozen desserts selling, general and administrative expenses increased in 2004 primarily as a result of increased spending on trade promotions, marketing and advertising, and an increase in royalties associated with the sales of Atkins Endulge products and Godiva ice cream pints. The full-year results of 2004 were adversely impacted by $2,767 for the pre-tax write-off of the Weight Watchers’ intangible license agreement asset. This write-off was required when CoolBrands was notified by Weight Watchers International on July 28, 2004 that the license agreement would not be extended.

Interest expense

          Interest expense was $1,498 in fiscal 2004 compared with $1,343 in fiscal 2003.

Provision for income taxes

          The effective tax rate was 37.1% in fiscal 2004 and 38.4% for fiscal 2003. The effective tax rate differs from the Canadian Federal/Principal Statutory Rate primarily due to the Company’s operations in foreign countries with lower effective tax rates. Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates or changes in the valuation of the Company’s future income tax assets or liabilities.

Net earnings

Net earnings improved 25% to $23,512 in 2004 as compared to $18,826 in 2003, but declined to 5.2% of total revenues in 2004 as compared to 8.8% of total revenues in 2003 due primarily to the normally lower margins generated by Americana Foods’ manufacturing business and Eskimo Pie Frozen Distribution’s distribution business.

Comparability of 2004 results with 2003

The Company’s 2004 financial statements reflect the July 1, 2003 acquisition of the general partner interest and majority of the total partnership interest in Americana Foods LP (50.1% owned) and the July 6, 2003 acquisition of Dreamery ice cream and WholeFruit sorbet brands from Dreyer’s Grand Ice Cream, Inc., as well as the right to the license for the Godiva ice cream brand, which was assigned to the Company and substantially all of the Haagen-Dazs frozen dessert distribution assets from Nestle Ice Cream Company, LLC. These acquisitions were accounted for under the purchase method of accounting and the 2004 Consolidated Statements of Earnings included the results of these acquisitions from the date of acquisition. In fiscal 2004, the revenues and operating results from Americana Foods, Eskimo Pie Frozen Distribution, and Super Premium pints represent a full year’s activity as compared with approximately two months in fiscal 2003. In the fourth quarter of fiscal 2004, the revenues and operating results represent a full quarter’s activity as compared with approximately two months in fiscal 2003. The first quarter of fiscal 2005, ended November 30, 2004, was the first quarter following these acquisitions in which the Consolidated Statement of Earnings for the quarter can be directly compared with the prior-year period.

Summary of quarterly results

The following table presents a summary of the Company’s results for the last eight quarters:

(in 000’s except per share data)

Quarter ended	August 31, 2004	May 31, 2004	February 29, 2004	November 30, 2003

Total revenues	$129,052	$128,140	$99,946	$92,800
Net earnings	12,484	(625)	8,465	3,188
Earnings per share
Basic	0.22	(0.01)	0.15	0.06
Diluted	0.22	(0.01)	0.15	0.06

Quarter ended	August 31, 2003	May 31, 2003	February 29, 2003	November 30, 2002

Total revenues	$97,155	$48,505	$31,735	$36,625
Net earnings	7,446	6,043	3,500	1,837
Earnings per share
Basic	0.15	0.11	0.07	0.03
Diluted	0.14	0.11	0.07	0.03

          The ice cream and frozen yogurt industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Fourth quarter of 2004

          Revenues for the fourth quarter of fiscal 2004 increased to $129,052 from $97,155 for the same quarter last year, a 33% increase. Net earnings for the quarter were

$12,484 ($0.22 basic and diluted earnings per share) as compared with net earnings of $7,446 ($0.15 basic and $0.14 diluted earnings per share) for the same quarter last year.

          The growth in revenues for the fourth quarter of fiscal 2004 reflected increased revenues, primarily from the prepackaged consumer product segment attributable to Americana Foods, Eskimo Pie Frozen Distribution and the Company’s Super Premium Dreamery, Godiva and WholeFruit pints, offset by a marginal decline in sales from the Company’s base prepackaged consumer products. In the fourth quarter of fiscal 2004, sales increased by 37% to $118,872 from $86,850 for fiscal 2003. In the fourth quarter of fiscal 2004, drayage and other income declined by 6% to $8,943 as compared with $9,457 for fiscal 2003. In the fourth quarter of fiscal 2004, revenues from Americana Foods, Eskimo Pie Frozen Distribution and the Company’s Super Premium pints represent a full quarter’s activity as compared with approximately two months in fiscal 2003.

          Gross profit percentage for the fourth quarter of fiscal 2004 declined to 24% as compared to 34% for the fourth quarter of fiscal 2003. Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The percentage decline was due to the impact of normally lower margins generated by Americana Foods’ manufacturing operations and Eskimo Pie Frozen Distribution’s distribution operations. The fourth quarter of 2004 was additionally impacted by the pre-tax operating losses at Americana Foods (50.1% owned) of approximately $2,089. These losses were primarily due to plant production losses incurred during the installation of new production lines and the related start-up expenses which occurred in the fourth quarter of fiscal 2004.

          Selling, general and administrative expenses for the fourth quarter of fiscal 2004 declined as a percentage of revenues to 18% from 24% for the fourth quarter of fiscal 2003. The fourth quarter results of 2004 were adversely impacted by $2,767 for the pre-tax write-off of the Weight Watchers’ intangible license asset. This write-off was required when the Company was notified by Weight Watchers International on July 28, 2004 that the license agreement would not be extended.

          On July 28, 2004, CoolBrands was notified that Weight Watchers International would not extend their license agreement with the Company. The loss of the Weight Watchers’ license agreement will have a significant effect upon the Company’s revenues and net earnings in fiscal 2005. Weight Watcher Smart Ones accounted for approximately $100 million in sales for the Company in fiscal 2004.

          During the fourth quarter of 2004, the sales of the Company’s base business (excluding sales from the fourth quarter 2003 acquisitions) declined approximately $22,478 when compared with sales in the fourth quarter of fiscal 2003. The Company attributes this decline primarily to the Better for You segment becoming mainstream. As a result, substantial competition increased in both product offerings and pricing strategies.

Cash flows from operating activities

          The Company generated cash flow from operating activities of $43,769 for the year ended August 31, 2004 as compared with $5,066 for the year ended August 31, 2004 due primarily to the increase in net earnings (exclusive of depreciation and amortization) for 2004 as compared with 2003, an increase in receivables and inventories. This was offset by changes in other operating assets and liabilities, which were primarily driven by the timing of certain payments.

Cash used in investing activities

          For fiscal 2004 net cash used for investing activities increased by $29,407 to $41,766 in 2004 from $12,359 in 2003.

          The spending in 2004 was primarily to expand production capacity at Americana Foods and the purchase of short-term investments whereas the majority of the spending or $9,681 in 2003 was for the acquisition of the Dreamery ice cream and WholeFruit sorbet brands from Dreyer’s Grand Ice Cream, Inc., as well as the right for the Godiva ice cream brand, which was assigned by Dreyer’s and substantially all of the Haagen-Dazs frozen distribution assets in the states of Washington, Oregon, Florida, California, Pennsylvania, New Jersey, Utah, Minnesota, Georgia, Maryland, and the District of Columbia from Nestle Ice Cream Company, LLC.

Cash provided by (used in) financing activities

          In 2004, $14,926 was provided by financing activities as compared with $4,835 used in 2003. The exercise of stock options in 2004 provided $12,286 and Americana Foods’ minority partner provided $6,907, net of the $2,000 returned, as their share for the expansion of production capacity at Americana Foods. These additions were offset by the repayment of long-term debt of $5,781 and the increase in the secured revolving line of credit at Americana Foods of $1,514. In 2003, the cash used in financing activities resulted primarily from the repayment of long-term debt of $6,855, offset by an increase in the secured revolving line of credit at Americana Foods of $2,000.

Critical Accounting Policies and Related Estimates

          The accounting policies and related estimates discussed in this section are those that the Company considers to be particularly critical to an understanding of the Company’s financial statements because their application places the most significant demands on the Company’s ability to judge the effect of inherently uncertain matters on its financial results. For all of these policies, the Company cautions that future events rarely develop exactly as forecast, and the Company’s management’s best estimates may require adjustment.

Allowance for doubtful accounts

          The Company has an allowance for doubtful accounts for estimated losses resulting from customers’ inability to pay amounts owed to the Company, for unresolved amounts that the Company’s customers have refused to pay due to disputes over promotions, co-op advertising and new product introductory allowances (slotting fees).

          The allowance is a combination of specific and general reserves based upon the Company’s evaluation of the customers’ ability to pay determined by the Company’s assessment of their liquidity and financial condition through credit rating agencies, or the credibility of backup provided on disputed amounts. Write-offs against the allowances generally occur after the Company assesses the particular customer’s liquidity, financial condition and their basis for nonpayment on disputed items and conclude that collection is highly unlikely. The Company’s estimates of losses bear the risk of change due to the uncertainty of determining the likelihood of customer non-payment. The general reserve includes an amount for our Foodservice customers’ price volume rebates.

          Historically, this methodology has been a fairly reliable means of assessing the recoverability of trade accounts receivable at each balance sheet date. The Company therefore believes that there is a low likelihood that the use of different assumptions or estimates would result in a material change to the bad debt provision or allowance for doubtful accounts. However, lack of information about the financial deterioration of a major customer could result in a material change in the bad debt provision. At August 31, 2005 and 2004, the allowance for doubtful accounts totaled $3,108 and $3,164 respectively.

Accrual for promotion and variable expenditures

          CoolBrands estimates promotion expenditures for each of its customers, excluding its DSD customers, who receive off invoice promotion allowances, using a detailed annual plan consisting of each promotion offered to each customer. The promotional sales volume is estimated using the sales history of each customer when the product or like product was previously promoted. An estimate of the promotion expenditure is then calculated using the estimated sales volume and the specific promotion dollar amount offered for each particular promotion. The estimates for all promotions for all customers are accumulated and recorded as reductions in revenues and accounts receivable in the accounting period in which the promotion runs. The results of all promotions are updated monthly, after the fact, with actual sales promotion volume. If actual sales were to be substantially higher than estimated, this could cause an additional reduction in revenues to be recorded.

          While accruals for trade promotions are recorded in the period in which the trade promotion occurs, settlement of these liabilities can take up to a year. The amounts of these are recognized by the company as a reduction in sales and accounts receivable. Settlement of variable promotion typically takes place at the time the sales invoice is prepared (i.e., invoice includes discounts) or when the customer takes a deduction from a subsequent remittance. Settlement of fixed trade promotion typically takes place when the customer takes a deduction from a subsequent remittance and, to a lesser extent, through a payment made to the customer. Due to the high volume of trade promotion activity and the difficulty of coordinating trade promotion pricing with its customers, differences between the Company’s accrual and the subsequent settlement amount occur frequently. Usually these differences are individually insignificant. However, in rare situations these differences can be large within a single fiscal quarter. These large differences occur so infrequently that the Company cannot reliably include them in its estimating methodology. Under the circumstances, the Company believes its methodology has been reasonably reliable in recording its trade promotion expenditures and period-end accruals. The Company therefore believes that there is a low to moderate likelihood that the use of different assumptions or estimates would result in a material change to its trade promotion expenditures or its accrual for future trade promotion settlements.

          The accrual for future trade promotion settlements as of August 31, 2005 and 2004 was $10,721 and $5,491 respectively. A variation of five percent in the 2005 accrual would change the 2005 trade promotion expense by approximately $536.

Inventory valuation method

          Inventory is valued at the individual item level using the cost method which values inventory at the lower of cost or market. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which is generally the inventory item’s selling price. CoolBrands reviews its inventory levels in order to identify slow-moving and obsolete inventory, which requires adjustment and evaluates the potential for slow-moving and obsolete inventory by analyzing historical and anticipated demand. If actual demand were to be substantially lower than estimated, an additional allowance for excess and obsolete inventory might be required. The allowance for excess and obsolete inventory at August 31, 2005 and 2004 totaled $6,858 and $1,976 respectively.

Goodwill and non-amortizable intangible assets

          The Company is required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill impairment testing requires a comparison between carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Goodwill at August 31, 2005 and 2004 totaled $47,827 and $72,088 respectively.

          Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. Non- amortizable intangible assets at August 31, 2005 and 2004 totaled $15,000 and $ 0 respectively.

Income taxes

          The Company records reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. The Company also records a valuation allowance against our future tax assets arising from certain net operating losses when it is more likely than not that some portion or all of such net operating losses will not be realized.

          The Company’s effective tax rate in a given financial statement period may be materially impacted by the changes in the mix and level of earnings, changes in the expected outcome of audit controversies or changes in the deferred tax valuation allowance. The ultimate rate will depend on several variables, including the future utilization of net operating losses, the mix of earnings between domestic and international operations and the overall level of earnings, and could also be affected by the resolution of tax contingencies for amounts different from the Company’s current estimates.

Legal matters

          CoolBrands is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. CoolBrands evaluates, among other things, the degree of probability of an unfavorable outcome and reasonably estimates the amount of the loss. Significant judgment is required in both the determination of the probability and as to whether an exposure can be reasonably estimated. When CoolBrands determines that it is probable that a loss has been incurred, the effect is recorded in the Consolidated Financial Statements. Although the legal outcome of these claims cannot be predicted with certainty, CoolBrands does not believe that any of the existing legal matters will have a material adverse affect on its financial condition or results of operations. However, significant changes in legal proceedings and claims or the factors considered in the evaluation of those matters could have a material adverse affect on CoolBrands business, financial condition and results of operation.

New accounting pronouncements

          In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). This interpretation(“FASB”), which was subsequently revised in December 2003 (FIN 46-R), clarifies certain issues related to Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and addresses consolidation by business enterprises of the assets, liabilities, and results of the activities of a variable interest entity. The Company has determined that it does not hold a variable interest in a variable interest entity under FIN 46-R at August 31, 2005.

          In November 2004, the FASB issued SFAS No.151, “Inventory Costs”, which is an amendment of Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”. This Statement clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of this statement are effective for inventory costs incurred during the fiscal year beginning after June 15, 2005 and are applied on a prospective basis. The Company does not expect the impact of implementing this Statement to have a material effect on its financial statements.

          In December 2004, the FASB issued Statement No. 153, “Exchange of Nonmonetary Assets” (“SFAS 153”). SFAS 153 eliminates prior guidance for nonmonetary transactions by eliminating the exception for nonmonetary exchanges of similar production assets and replaces it with a general exception for exchange of nonmonetary assets lacking commercial substance. The provisions of SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

          In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 requires companies to recognize changes in accounting principle, including changes required by a new accounting pronouncement when the pronouncement does not include specific transition provisions, retrospectively to prior periods’ financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS 154 will have a material effect on its financial position or results of operations.

          In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual reporting period that begins after June 15, 2005. Under SFAS 123R, the pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company has not at this time evaluated the impact of implementing this statement on its financial statements.

Item 6 Directors, Senior Management and Employees

Item 6(A) Directors and Senior Management

          The following table sets forth the name, age, municipality of residence, position held with the Corporation and principal occupation of each of the officers and directors of the Corporation as of February 27, 2006.

          Each director holds office until the close of business of the annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation’s articles of association.

	Age	Positions with the Corporation	Principal Occupation (1)

Michael Serruya Thornhill, Ontario	41	Co-Chairman and Director	Co-Chairman of the Board of the Corporation

David J. Stein Southampton, New York	45	Co-Chairman, President, Chief Executive Officer and Director	Officer of the Corporation

Aaron Serruya Thornhill, Ontario	40	Director	President and Chief Executive Officer, International Franchise Corp.

David M. Smith Manhasset, New York	39	Vice-Chairman, Chief Operating Officer and Director	Officer of the Corporation

Romeo DeGasperis (2) Toronto, Ontario	39	Director	Vice President, Con-Drain Company Limited

Robert E. Baker (3) (4) Smyrna, Georgia	59	Lead Director	President, Puroast Coffee, Inc.

Beth L. Bronner (2) (4) Deefield, Illinois	54	Director	Senior Vice President and Chief Marketing Officer, Jim Beam Brands Co.

L. Joshua Sosland Kansas City, Missouri	45	Director	Vice Chairman, Sosland Publishing Co.

William R. McManaman La Grange, Illinois (5)	58	Director	Business Consultant

Gary P. Stevens Las Vegas, Nevada	60	Chief Financial Officer	Officer of the Corporation

Timothy Timm Green Bay, Wisconsin	56	Vice-President, Manufacturing and Quality Assurance	Officer of the Corporation

John M. Kaczynski Marshfield, Massachusetts	44	Senior Vice-President, Sales and Marketing	Officer of the Corporation

Marshfield, Massachusetts		Marketing

William J. Weiskopf Midlothian, Virginia	45	President, Value America Flavors and Ingredients	Officer of the Corporation

J. Leo Glynn Mahwah, New Jersey	48	President, Eskimo Pie Frozen Distribution, Inc.	Officer of the Corporation

Craig Hettrich Lincoln, Rhode Island	46	President, Foodserivce, Impulse and Copack	Officer of the Corporation

John R. LeSauvage Chappaqua, New York	55	Vice President Operations	Officer of the Corporation

Francis X. Orfanello East Taunton, Massachusetts	47	Vice President	Officer of the Corporation

Paul Samuel Randolph, New Jersey	47	Vice President, Sam-Pak Flexible Packaging	Officer of the Corporation

Matthew P. Smith Fairfield, Connecticut	45	Vice President, Marketing	Officer of the Corporation

Stacy L. Pugh Midlothian, Texas	41	Senior Vice President Operations, Americana Foods	Officer of the Corporation

Daniel C. Heschke Belle Terre, New York	43	Chief Information Officer	Officer of the Corporation

(1)	The employment history of the above-noted directors and officers is disclosed below.

(2)	Member of Audit Committee.

(3)	Member of Compensation Committee.

(4)	Member of Corporate Governance Committee.

(5)	It is anticipated that Mr. McManaman will join the Audit and Compensation Committees.

          Michael Serruya - Co-Chairman of the Board and Director of the Corporation. Mr. Michael Serruya is a co-founder of the Corporation and has been actively involved in its development since its inception in 1986. Mr. Michael Serruya has been a Director of the Corporation since 1994 when the Corporation first went public. Mr. Serruya is primarily involved in the identification of potential acquisitions and review of the Corporation’s business plan. Michael Serruya was the co-recipient in 1992 and 1993 of the Academy of Collegiate Entrepreneurs Award for North America. Michael Serruya is the brother of Aaron Serruya.

          David J. Stein - Co-Chairman, President, Chief Executive Officer and Director of the Corporation. Mr. David J. Stein is also Vice Chairman and Chief Operating Officer of Integrated Brands, and has been a Vice President of Integrated Brands Inc. since December 1989. Mr. David J. Stein has been a Director of the Corporation since March 1998. Mr. Stein is responsible for development and execution of the Corporation’s business plan.

          Aaron Serruya - Director of the Corporation. Mr. Aaron Serruya is a co-founder of the Corporation and was actively involved in its development since its inception in 1986. Mr. Aaron Serruya has been President of International Franchise Corp. since December 2005. Mr. Aaron Serruya has been a Director of the Corporation since 1994 when the Corporation first went public. Mr. Serruya was Executive Vice-President of the Corporation and Secretary from 1994 until 2005. Aaron Serruya was the co-recipient in 1992 and 1993 of the Academy of Collegiate Entrepreneurs Award for North America. Aaron Serruya is the brother of Michael Serruya.

          David M. Smith - Vice-Chairman, Chief Operating Officer of the Corporation. Mr. David M. Smith has been a Vice President of Integrated Brands since December 1989 and a Director of Integrated Brands Inc. since September 1993. Mr. David M. Smith has been a Director of the Corporation since March 1998. Mr. David M. Smith manages the overall operations of the Corporation and directly oversees the information systems for the Corporation and the marketing and new product development functions of the Corporation.

          Romeo DeGasperis - Director of the Corporation. Mr. DeGasperis is Vice President of Con-Drain Company Limited, a family business in which he has worked for over 18 years. Mr. DeGasperis manages the operations and personnel of the company and is responsible for tendering new projects as well as all the networking and communications for the company. Mr. Romeo DeGasperis has been a Director of the Corporation since 2000.

          Robert E. Baker - Lead Director of the Corporation. Mr. Baker is currently President of The Baker Group, a private marketing consulting firm. >From 1999 until 2003, he was Vice President, Market Strategy at ConAgra Foods Retail Products Company. From 1997 to 1999, he was Vice President of Strategic Planning at Dean Foods Company and from 1994 to 1997, Vice President of Marketing/Strategy at Specialty Foods Corporation. From 1984 to 1989, he held a number of marketing positions with Kraft Foods Dairy Division including Vice President of Marketing. He currently serves as a Board member of the Milk Processors Education Program (MilkPEP) and Continental Custom Ingredients (CCI). He was previously a Board member of The National Cheese Institute and Calgene, Inc. Mr. Baker has a Bachelor of Science in Electrical Engineering from Tuskegee University and an MBA in Marketing from Columbia University and spent four years in the U.S. Air Force, attaining the rank of Captain.

          Beth L. Bronner - Director of the Corporation. Ms. Bronner is Senior Vice President & Chief Marketing Officer of Jim Beam Brands Co., a division of Fortune Brands, Inc. (NYSE: FO). From 1985 to 1990, Ms. Bronner served in a variety of positions with The Haagen-Dazs Company including Senior Vice President of Business Development and Strategic Planning and President of The Haagen-Dazs Shoppes Company. From 1991 to 1992, she was Vice President of Marketing for Slim-Fast Foods Company. From 1992 to 1994, she was President of Revlon Professional Products in North America. From 1996 to 1998, Ms. Bronner was Senior Vice President of Citibank, where she headed marketing for Citibank’s retail banking operations in the U.S. and

Europe. From 1998 to 2000, she was President of the Health Division of Sunbeam, Inc. From 2000 to 2001, Ms. Bronner was President and Chief Operating Officer of ADVO, Inc. Ms. Bronner holds a Bachelor of Arts degree from Vassar College and an MBA from the University of Chicago. She is currently a member of the board of directors of Assurant, Inc., Reddy Ice Holding, Inc. and The Hain Celestial Group.

          L. Joshua Sosland - Director of the Corporation. Mr. Sosland is vice-chairman of Sosland Publishing Co., a publisher of business-to-business periodicals for the grain-based foods and food processing industries. Mr. Sosland is a director of UMB Financial Corp. and UMB Bank N.A., a regional financial holding company and its Kansas City bank, respectively. He serves on the UMB board as chairman of the compensation committee and as a member of the governance and trust policy committees. He is vice-chairman of the Kemper Museum of Contemporary Art, vice-president of the Kansas City Symphony and the immediate past president of the Community Blood Center of Kansas City. Mr. Sosland is also a director of Agriculture Future of America and a trustee of the Jewish Community Foundation of Kansas City. Mr. Sosland graduated from Harvard College with an A.B. in economics.

          William R. McManaman - Director of the Corporation. From March 2004 to January 2005, Mr. McManaman was Senior Vice President and Chief Financial Officer of First Health Group Corp., a national health-benefits services company. Prior thereto, Mr. McManaman was Executive Vice President and Chief Financial Officer of Aurora Foods, Inc., a manufacturer, marketer and distributor of dry and frozen branded food products from 2002. From 1995 to 2002 Mr. McManaman was also Vice President, Finance and Chief Financial Officer of Dean Foods Company, a dairy products company. Mr. McManaman serves on the board of Amcore Financial, Inc.

          Gary P. Stevens - Chief Financial Officer of the Corporation. Mr. Stevens has been President of Integrated Brands Inc. since June 1990 and Treasurer and Chief Financial Officer since April 1989. He was a Vice Chairman of the Board of Integrated Brands from August 1988 until June 1990. Mr. Stevens became a Director of Swensen’s Inc. in October 1987 and served as President of Swensen’s Inc. from October 1987 until June 1990. He joined Swensen’s in August 1986 as Senior Executive Vice President - Finance and Administration.

          Timothy Timm - Vice-President, Manufacturing and Quality Assurance. Mr. Timm has been Vice-President, Manufacturing and Quality Assurance since March 1998. He was Vice-President of Manufacturing with Integrated Brands Inc. since 1988. Prior to 1988, Mr. Timm held various manufacturing relations positions in the ice cream industry.

          John M. Kaczynski - Senior Vice-President, Sales and Marketing. Mr. Kaczynski has been Senior Vice-President, Sales and Marketing since March 1998. From 1997 to 1998, Mr. Kaczynski was Vice-President, Sales for Integrated Brands. >From 1988 to 1998, Mr. Kaczynski was Division Sales Manager with Nestle.

          William J. Weiskopf - President, Value American Flavors and Ingredients. Mr. Weiskopf became President of Value American Flavors and Ingredients in October 2000.

Since August 1997, Mr. Weiskopf was Vice-President and General Manager, Flavors Division of Eskimo Pie Corporation. From November 1995 to August 1997, Mr. Weiskopf was National Sales Manager, Flavors.

          J. Leo Glynn - President, Eskimo Pie Frozen Distribution, Inc. Mr. Glynn has been president of Eskimo Pie Frozen Distribution, Inc. since June 2003, when he joined the Corporation. Prior to joining Eskimo Pie, Mr. Glynn was employed by Dreyer’s Grand Ice Cream since 1992 in various roles with his last position being General Manger of New York, New Jersey and Pennsylvania. Prior to Dreyer’s, Mr. Glynn spent five years as Director of Sales for Stroehmann Bakeries for Metro New York and prior to that was at Drake Bakeries for a period of twelve years in a variety of positions beginning as a Route Salesman and progressively advancing to Regional Manager of Metro New York.

          Craig Hettrich - President, Foodservice, Impulse and CoPack. Mr. Hettrich has been President, Foodservice, Impulse and CoPack since July 2005. Prior to this, from January 2002 through July 2005, Mr. Hettrich was Principal of The Hale Group. From October 2000 to August 2002 Mr. Hettrich was President of American Seafoods International. From February 1998 to October 2000 Mr. Hettrich was Vice President and General Manager for Eskimo Pie Foodservice and from February 1996 to February 1998 Mr. Hettrich was Vice President of Sales and Marketing for American Seafoods International. Prior to American Seafoods International, Mr. Hettrich was Director of Sales for Yoplait/Colombo Foodservice at General Mills for five years and held various sales and marketing roles at Nestle Foodservice for eight years.

          John R. LeSauvage - Vice-President, Operations. Mr. LeSauvage has been Vice-President, Operations since June 1999, when he joined the Corporation. Since 1974, Mr. LeSauvage has held various sales and marketing related positions in the frozen dessert industry.

          Francis X. Orfanello - Vice President. Mr. Orfanello has been Vice President since September 30, 2005, when he joined the Corporation. Prior to joining the Corporation, Mr. Orfanello was employed by Veryfine Products Inc. a leading beverage company from July 1999 to September 2005 in various positions, including Vice President of Vending and Foodservice Sales, Vice President of Finance, Chief Financial Officer, and Chief Operating Officer. Prior to joining Veryfine Products Mr. Orfanello was a partner in the Boston based regional accounting firm, Parent, McLaughlin, & Nangle.

          Matthew P. Smith - Vice President, Marketing. Mr. Smith has been Vice President, Marketing since August 1, 2003, when he joined the Corporation. Prior to joining the Corporation, Mr. Smith was employed by Unilever from September 1988 to April 2003 in various positions, with his last position being Director of Marketing, Frozen Novelty Brands

          Stacy L. Pugh - President, Americana Foods. Ms. Pugh has been President of Americana Foods since 2005. Prior to joining Americana Foods, Ms. Pugh was employed by General Mills since 1991 in various roles with her last position being Vice

President Bakeries and Food Service and Contract Operations. Prior to General Mills, Ms. Pugh was employed in various positions by Proctor and Gamble.

          Daniel C. Heschke - Chief Information Officer. Mr. Heschke has been Chief Information Officer since May, 2005. Prior to this, Mr. Heschke was the Chief Information Officer at Otis Spunkmeyer from January 2005 through May 2005 and was Chief Information Officer at Nestle Ice Cream Company from January 2000 through July, 2003. Prior to Nestle, Mr. Heschke was employed by The Pillsbury Company in various Information Systems positions.

          Paul C. Samuel - Vice-President, Sam-Pak Flexible Packaging. Mr. Samuel has been Vice-President, Sam-Pack Flexible Packaging since October 2000. Since July 1998, Mr. Samuel was Plant/General Manager of the packaging operation.

          The Corporation does not have an executive committee of its Board of Directors.

Item 6(B) Compensation

          The aggregate amount of remuneration paid or accrued by the Company on a worldwide basis during the year ended August 31, 2005 as compensation to its Directors and its executive officers named above was $3,581,000.

          The following table sets forth all compensation earned for the years ended August 31, 2005, August 31, 2004 and August 31, 2003 by the Corporation’s Co-Chief Executive Officers, its Chief Financial Officer and the Corporation’s next three highest paid executive officers whose salary and bonus during the fiscal year ended August 31, 2005 was equal to or greater than $150,000. Amounts are in U.S. dollars, except for amounts related to Michael Serruya and Aaron Serruya which are stated in Canadian dollars.

		Annual Compensation			Long-Term Compensation

Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)	Securities Under Options Granted(2) #	All Other Compensation(3) ($)

Richard E. Smith	2005	(4)	—	—	—	—
Co-Chairman &	2004	(4)	—	8,350,678	709,983	—
Co-Chief Executive	2003	(4)	—	—	225,000	—
Officer(4)

David J. Stein	2005	520,000	—	7,571	—	2,100
President, Chief	2004	490,000	60,000	10,604,365	709,983	1,950
Executive Officer	2003	326,442	60,000	7,571	225,000	1,820

Gary P. Stevens	2005	185,000	50,000	134,363		1,958
Chief Financial	2004	145,800	20,000	10,363	—	1,312
Officer	2003	145,800	20,000	10,363	20,000	1,604

Michael Serruya	2005	CDN$420,000	—	CDN$59,588	—	—
Co-Chairman	2004	CDN$408,461	—	CDN$4,695,312	CDN$599,275	—
	2003	CDN$320,000	—	CDN$26,031	CDN$191,666	—

Aaron Serruya	2005	CDN$420,000	—	CDN$30,222	—	—
Secretary(5)	2004	CDN$408,461	—	CDN$4,700,550	CDN$599,275	—
	2003	CDN$320,000	—	CDN$31,269	CDN$191,666	—

J. Leo Glynn	2005	245,577	92,000	16,000	100,000	—
President, Eskimo	2004	230,00	39,100	16,000	—	—
Pie Frozen	2003	17,692	—	—	50,000	—
Distribution Inc.

1)

These amounts also include the difference in value between the exercise price of options and the fair market value of the shares at the time of purchase, for options exercised in the fiscal years ended August 31, 2004 and 2005. Certain amounts are paid in U.S. dollars, and have been converted for purposes of the table presentation based upon $1.00 purchasing CDN$1.2040 and CDN$1.3166 at August 31, 2005 and 2004, respectively.

2)	Options to purchase subordinate voting shares granted pursuant to the Corporation’s stock option plan.

3)	These amounts represent the Corporation’s contribution to employee’s 401K plans.

4)

Mr. Richard E. Smith, the former Co-Chairman and Co-Chief Executive Officer of the Corporation who passed away on January 29, 2005, was paid by Calip Dairies, Inc. (“Calip”) (an ice cream distributor owned then by Mr. Richard E. Smith and members of his family) pursuant to the terms of a management agreement effective July 1, 2003 between Calip and Integrated Brands. Calip received a fixed fee of $1,300,000 per year for providing a variety of management services, including making available Mr. Richard Smith for the positions of Co-Chairman and Co-Chief Executive Officer of the Corporation. The management agreement was terminated following the passing of Mr. Smith on January 29, 2005. The fees paid to Calip in fiscal 2005 prior to its termination amounted to $542,000.

5)

Mr. Aaron Serruya resigned from the position of Executive Vice President of the Corporation in connection with sale by the Corporation in December 2005 of its franchise division to International Franchise Corp., a company controlled by Mr. Aaron Serruya.

Compensation of Directors

          Non-independent directors of the Corporation did not receive any fees and/or any other type of compensation in fiscal 2005 for acting as such. Independent directors each received a $25,000 retainer and $2,000 for each board or committee meeting attended in person and $250 for each board or committee meeting attended via telephone. The independent directors are Mr. Robert E. Baker, Ms. Beth L. Bronner, Mr. Romeo DeGasperis and Mr. L. Joshua Sosland, Mr. William McManaman, as well as Mr. Arthur Waldbaum who retired from the board of directors at the 2006 annual meeting. In respect of fiscal 2006, the Lead Director, Robert E. Baker receives a retainer of $50,000. Directors also received a $5,000 retainer ($10,000 in the case of the Chair of each committee) for being a member of a committee. Each independent director also received 10,000 stock options during the fiscal year ended August 31, 2005. The aggregate amount of remuneration paid by the Company on a worldwide basis during the year ended August 31, 2005 as compensation to its Directors named above was $129,000.

Option Grant Table

          The following table sets for information concerning the grant of stock options to purchase Subordinate Voting Shares to each of the Company’s officers and directors during the fiscal year ending August 31, 2005.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees In Fiscal Year	Exercise or Base price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date

Romeo DeGasperis	10,000	0.98	4.03	4.03	June 7, 2015
Bob Baker	10,000	0.98	4.03	4.03	June 7, 2015
Beth Bronner	10,000	0.98	4.03	4.03	June 7, 2015
Josh Sosland	10,000	0.98	4.03	4.03	June 7, 2015
Arthur Waldbaum(1)	10,000	0.98	4.03	4.03	June 7, 2015
William Weiskopf	30,000	2.9	4.03	4.03	June 7, 2015
Craig Hettrich	50,000	4.9	4.03	4.03	June 7, 2015
John Kaczynski	75,000	7.3	4.03	4.03	June 7, 2015
Gary P Stevens	75,000	7.3	4.03	4.03	June 7, 2015
Timothy Timm	75,000	7.3	4.03	4.03	June 7, 2015
J. Leo Glynn	100,000	9.7	4.03	4.03	June 7, 2015
John LeSauvage	100,000	9.7	4.03	4.03	June 7, 2015

(1)	Mr. Waldbaum retired from the Board of Directors at the 2006 Annual Meeting.

Item 6(C) Board Practices

          Each director holds office until the close of business of the next annual meeting of shareholders of the Corporation unless his or her office is earlier vacated in accordance with the Corporation’s articles of association. Officers are appointed to serve at the discretion of the Board of Directors.

          Board Representation Agreement

In connection with the acquisition on March 18, 1998 of Integrated Brands by a wholly-owned subsidiary of the Corporation, Messrs. Richard E. Smith, David M. Smith and David J. Stein (“Integrated Brands Principal Shareholders” and Integrated Brands Inc., on the one hand, and the Corporation and The Serruya Family Trust, 1082272 Ontario Inc., Michael Serruya and Aaron Serruya (“CoolBrands Principal Shareholders”), on the other hand, entered into the Board Representation Agreement.

          Each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have agreed to vote against: (i) the sale of all or substantially all of the Corporation’s assets; (ii) a merger, consolidation or similar transaction involving the Corporation; or (iii) an amendment to the Memorandum of the Association and/or the Articles of Association of the Corporation which would adversely affect the rights of the Integrated Brands Principal Shareholders or the CoolBrands Principal Shareholders, unless the Integrated Brands Principal Shareholders and the CoolBrands Principal Shareholders agree in writing to vote for any such matters.

          Pursuant to the terms of the Board Representation Agreement, each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders agreed to certain restrictions relating to resales of voting securities of the Corporation. Subject to certain exemptions, until the first to occur of: (i) the termination of the Board Representation Agreement; or (ii) the 21st anniversary of the Board Representation Agreement; the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have each agreed not to sell any voting securities of the Corporation to an unrelated third party without the prior written consent of the CoolBrands Principal Shareholders or the Integrated Brands Principal Shareholders, as the case may be, and to first offer such voting securities to the CoolBrands Principal Shareholders or the Integrated Brands Principal Shareholders, as the case may be, at the market price for such voting securities as of the date of the offer. Pursuant to the Board Representation Agreement, prior to any sale to a third party, any Multiple Voting Shares must be converted to Subordinate Voting Shares. In addition, the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have agreed not to convert, or cause to be converted, any Multiple Voting Shares into Subordinate Voting Shares, without the prior written consent of the CoolBrands Principal Shareholders or the Integrated Brands Principal Shareholders, as the case may be. The CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have deposited with an escrow agent the multiple voting shares held by them.

          Each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have agreed not to accept an offer to sell any voting securities at a price in excess of the market price of the voting securities on the date of such offer, except: (i) sales made on The Toronto Stock Exchange or any other regional or national exchange, outside or inside Canada, on which such securities are regularly traded; (ii) to another principal shareholder; or (iii) pursuant to an offer made proportionately and at the same price to all other shareholders of the Corporation.

          The Board Representation Agreement may be terminated: (i) by the CoolBrands Principal Shareholders in the event that the Integrated Brands Principal Shareholders are the beneficial owners, in the aggregate, of fewer than 750,000 voting securities (including voting securities issuable upon the conversion or exercise of convertible securities); and (ii) by the Integrated Brands Principal Shareholders, in the event the CoolBrands Principal Shareholders are the beneficial owners, in the aggregate, of fewer than 1,500,000 voting securities (including voting securities issuable upon the conversion or exercise of convertible securities).

          Voting Agreement

          Notwithstanding the Board Representation Agreement, Aaron Serruya, Michael Serruya, David Smith and David Stein, and entities affiliated with them (collectively, the “Management MVS Holders”), have each entered into the Voting Agreement with the Corporation pursuant to which they each agreed to vote all of the shares that they beneficially own or control in favour of the Continuance Resolution and in favour of the Share Capital Restructuring Resolution. Further notwithstanding the Board Representation Agreement, the parties to the Voting Agreement agreed pursuant to the terms of the Voting Agreement, the Management MVS Holders have agreed that (i) the Board Representation Agreement shall be terminated on the date on which articles of amendment in respect of the Share Capital Restructuring have become effective; and (ii) from the date of the Voting Agreement until the termination of the Board Representation Agreement, all nominations for membership on the Board made in the Corporation’s management information circulars or otherwise will be made by the Corporate Governance Committee of the Board.

          The Corporation has no director service contracts.

Committees

          The Board and its committees (consisting of an Audit Committee, a Compensation Committee and Corporate Governance Committee) are available to consider the views of management and investors concerning their needs and decisions affecting the Company. The Company does not have an executive committee of its Board of Directors.

Audit Committee

          The Board has adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Board has established definitions for “financial literacy” and has determined that all members of the Audit Committee are financially literate. The Audit Committee consists of Romeo DeGasperis and Beth L. Bronner. It is anticipated that William McManaman who was elected at the 2006 Annual Meeting will be appointed to replace Arthur Waldbaum as a member of the Audit Committee.

Compensation Committee

          During the most recently completed financial year, the Compensation Committee was comprised of the following independent directors: L. Joshua Sosland (Chair) and Robert E. Baker. It is anticipated that William McManaman who was elected at the 2006 Annual Meeting will be appointed to replace Arthur Waldbaum as a member of the Compensation Committee. The Compensation Committee was reconstituted with independent directors on April 1, 2005 and held one meeting in the last fiscal year.

          The Compensation Committee’s primary function is to assist the Board of Directors in fulfilling its responsibilities by overseeing the Corporation’s compensation of senior officers and preparing an annual report on executive compensation for the Board of Directors and for inclusion in the Corporation’s annual proxy circular. Specific responsibilities of the Compensation Committee include:

(1)

in consultation with senior management of the Corporation, establishing the Corporation’s compensation policies and/or practices, seeking to ensure such policies and practices are designed to recognize and reward performance and establish a compensation framework which is industry competitive, and which results in the creation of shareholder value over the long-term;

(2)

reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chie Executive Officer in light of these goals and objectives, and setting the Chief Executive Officer’s total compensation level based on this evaluation and other factors as the Committee deems appropriate and in the best interests of the Corporation;

(3)

reviewing the evaluation of other senior officers’ performance and setting the compensation of these senior officers, based on their evaluations and other factors as the Committee deems appropriate and in the best interests of the Corporation;

(4)	overseeing the Corporation’s incentive compensation plans and equity-based plans;

(5)

reviewing and recommending to the Board of Directors the compensation of the members of the Board of Directors, including any annual retainer, committee membership fees, meeting fees, and other benefits conferred upon the directors; and

(6)	reviewing the Compensation Committee’s charter and recommending to the Board of Directors changes to it, as considered appropriate from time to time.

Corporate Governance Committee

          The Company’s Corporate Governance Committee has the general responsibility for developing the Company’s approach to governance issues. At present, Board approval is required for any transaction which is out of the ordinary course of business or could be considered to be “material” to the business of the Company. As a matter of practice, all significant decisions affecting the Company and its subsidiaries are approved by the Board of Directors prior to their implementation.

Item 6(D) Employees

          As of August 31, 2003, CoolBrands had 1,305 full-time and part-time employees. Of these, 151 performed contract labor at Americana Foods through a temporary employment agency and 667 who are employed by Nestle Ice Cream Company Inc. that perform services for Eskimo Pie Frozen Distribution. All such Nestle Ice Cream Company employees were transferred to Eskimo Pie Frozen Distribution effective January 1, 2004. As of August 31, 2004, CoolBrands had 1,305 full-time and part-time employees. Of these, 151 performed contract labor at Americana Foods through a temporary employment agency. As of August 31, 2005, CoolBrands had 1,361 full-time and part-time employees. Of these, 219 perform contract labour at Americana foods through a temporary employment agency. CoolBrands believes that its employee relations are good. Approximately 140 hourly employees at the CoolBrands Dairy facility in North Lawrence, New York are represented by the local Teamsters Union and are covered by a collective bargaining agreement. The collective bargaining agreement is effective through September 2006. The following is a breakdown of employees by segment for the year ended August 31, 2005:

Frozen Dessert Segment	1,051
Yogurt Segment	170
Foodservice Segment	36
Dairy Components Segment	37
Franchise and Licensing Segment	67

Item 6(E) Share Ownership

          The following table sets forth as of January 9, 2006, information with respect to officers and directors of the Company listed in 6(B) who are the direct or indirect beneficial owners of any class of the Company’s voting securities:

Title of Class	Identity of Person or Group	Amount Owned and Nature of Beneficial Ownership	Percent of Class**

Subordinate Voting Shares	The Estate of
and Multiple Voting Shares	Richard E. Smith	7,305,042 shares(1)	12.8%

Subordinate Voting Shares	David M. Smith	7,305,042 shares(2)	12.8%
and Multiple Voting Shares

Subordinate Voting Shares	David Stein	7,305,042 shares(3)	12.8%
and Multiple Voting Shares

Subordinate Voting Shares	Michael Serruya	7,305,042 shares(4)	12.8%
and Multiple Voting Shares

Subordinate Voting Shares	Aaron Serruya	7,305,042 shares(5)	12.8%
and Multiple Voting Shares

Subordinate Voting Shares	The Serruya Family Trust	7,305,042 shares	12.8%
and Multiple Voting Shares

Subordinate Voting Shares	1082272 Ontario, Inc.(6)	7,305,042 shares(7)	12.8%
and Multiple Voting Shares

Subordinate Voting Shares	Gary P. Stevens	130,127 shares(8)	*

Subordinate Voting Shares	J. Leo Glynn	150,000 shares(9)	*

*	Less than 1%

**	Based on 6,027,864 Multiple Voting Shares and 50,005,069 Subordinate Voting Shares outstanding as of January 9, 2006 and stock options held by each beneficial holder exercisable within 60 days.

(1)

The Estate of Richard E. Smith beneficially owns 7,305,042 shares of Class A Stock, consisting of 8,300 shares of Class A Stock and 1,419,467 shares of Class B Stock for an aggregate of 1,427,767 shares which are owned by it individually, and 5,877,275 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders, comprising 12.8% of the issued and outstanding shares of Class A Stock; and for voting purposes 51.3% of voting stock. The parties to the Board Representation Agreement constitute a “group” within the meaning of 13(d)(3) of the Exchange Act, pursuant to their execution of the Board Representation Agreement and pursuant to the agreement the parties hold an aggregate of 99.3% of the Class B Stock.

(2)

Mr. Smith beneficially owns 7,305,042 shares of Class A Stock, consisting of 288,106 shares of Class B Stock which are owned by him individually, and 7,016,936 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders, comprising 12.8% of the issued and outstanding shares of Class A Stock; and for voting purposes 51.3% of voting stock. The parties to the Board Representation Agreement constitute a “group” within the meaning of 13(d)(3) of the Exchange Act, pursuant to their execution of the Board Representation Agreement and pursuant to the agreement the parties hold an aggregate of 99.3% of the Class B Stock.

(3)

Mr. Stein beneficially owns 7,305,042 shares of Class A Stock, consisting of 45,138 shares of Class B Stock which are owned by him individually, and 7,259,904 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders, comprising 12.8% of the issued and outstanding shares of Class A Stock; and for voting purposes 51.3% of voting stock. The parties to the Board Representation Agreement constitute a “group” within the meaning of 13(d)(3) of the Exchange Act, pursuant to their execution of the Board Representation Agreement and pursuant to the agreement the parties hold an aggregate of 99.3% of the Class B Stock.

(4)

Mr. Serruya beneficially owns 7,305,042 shares of Class A Stock, of which 56,000 shares of Class A Stock are owned by his retirement account, 599,275 options to purchase shares of Class A Stock which are exercisable within 60 days and 6,649,618 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders, comprising 12.8% of the issued and outstanding shares of Class Stock; and for voting purposes 51.3% of voting stock. The parties to the Board Representation Agreement constitute a “group” within the meaning of 13(d)(3) of the Exchange Act, pursuant to their execution of the Board Representation Agreement and pursuant to the agreement the parties hold an aggregate of 99.3% of the Class B Stock.

(5)

Mr. Serruya beneficially owns 7,305,042 shares of Class A Stock, of which 56,149 shares of Class A Stock are owned by his retirement account, 599,275 options to purchase shares of Class A Stock which are exercisable within 60 days and 6,050,343 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders, comprising 12.8% of the issued and outstanding shares of Class A Stock; and for voting purposes 51.3% of voting stock. The parties to the Board Representation Agreement constitute a “group” within the meaning of 13(d)(3) of the Exchange Act, pursuant to their execution of the Board Representation Agreement and pursuant to the agreement the parties hold an aggregate of 99.3% of the Class B Stock.

(6)

1082272 Ontario Inc., a corporation organized under the laws of the Province of Ontario, Canada (“1082272”), of which The Serruya Family Trust (the “Trust”) is the sole shareholder. The Trust was created and settled for the benefit of certain members of the Serruya family, including Messrs. Michael and Aaron Serruya, a director and executive officer of the Company, respectively.

(7)

1082272 Ontario, Inc., of which The Serruya Family Trust is the sole shareholder, and the Serruya Family Trust, collectively, beneficially own 7,305,042 shares of Class A Stock of which 4,078,301 shares of Class B Stock are owned by 1082272 Ontario, Inc. and 155,031 shares of Class B Stock are owned by the Serruya Family Trust, each for the benefit of Michael Serruya and Aaron Serruya, 599,275 options to purchase Class A Stock for each of Michael and Aaron Serruya and 1,873,160 shares of Class A Stock (including those shares convertible from

Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders, comprising 12.8% of the issued and outstanding shares of Class A Stock; and for voting purposes 51.3% of voting stock. The parties to the Board Representation Agreement constitute a “group” within the meaning of 13(d)(3) of the Exchange Act, pursuant to their execution of the Board Representation Agreement and pursuant to the agreement the parties hold an aggregate of 99.3% of the Class B Stock.

(8)	Mr. Stevens owns 29,127 shares of Class A stock and 101,000 options to purchase shares of Class A Stock exercisable within 60 days.

(9)	Mr. Glynn has 150,000 options to purchase shares of Class A Stock exercisable within 60 days.

Stock Option Plan

          The Corporation established a stock option plan in 1998 (the “1998 Stock Option Plan”) as a means of attracting, retaining and rewarding directors, officers, consultants and key employees. Under the 1998 Stock Option Plan, options to purchase Subordinate Voting Shares (“Options”) may be granted to eligible participants from time to time by the Board of Directors at an exercise price fixed by the Board of Directors in compliance with the 1998 Stock Option Plan, applicable law and with the rules of The Toronto Stock Exchange. The maximum number of Subordinate Voting Shares available for issuance to any one person is 5% of the aggregate number of Shares issued and outstanding on a non-diluted basis at the time of the grant. The maximum number of Subordinate Voting Shares reserved for issuance to insiders cannot exceed 10% of the total number of issued and outstanding voting securities of the corporation. Options granted pursuant to the Stock Option Plan are non-transferable and non-assignable. Options are subject to earlier termination in the event that an optionee ceases to be an officer, director, consultant or employee of the Corporation.

          The number of Subordinate Voting Shares that may be issued under the 1998 Stock Option Plan fluctuate due to the granting, termination and expiry of Options. In 2001, the Corporation amended the 1998 Stock Option Plan to increase the maximum number of Subordinate Voting Shares reserved for issuance under the Stock Option Plan by 2 million Shares to an aggregate of 5 million Shares.

          The Corporation established another stock option plan in 2002 (the “2002 Stock Option Plan”) as a means of attracting, retaining and rewarding directors, officers, consultants and key employees. Under the 2002 Stock Option Plan, options to purchase Shares (“Options”) may be granted to eligible participants from time to time by the Board of Directors at an exercise price fixed by the Board of Directors in compliance with the 2002 Stock Option Plan, applicable law and with the rules of The Toronto Stock Exchange. The maximum number of Subordinate Voting Shares available for issuance to any one person is 5% of the aggregate number of Subordinate Voting Shares issued and outstanding on a non-diluted basis at the time of the grant. The maximum number of Subordinate Voting Shares reserved for issuance to insiders cannot exceed 10% of the total number of issued and outstanding voting securities of the corporation. Options granted pursuant to the 2002 Stock Option Plan are non-transferable and non-assignable. Options are subject to earlier termination in the event that an optionee ceases to be an officer, director, consultant or employee of the Corporation.

Item 7 Major Shareholders and Related Party Transactions

Item 7(A) Major Shareholders

          The following table sets forth as of January 9, 2006, information with respect to shareholders of the Company that directly or indirectly beneficially own 5% or more of any class of the Company’s voting securities:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class

Subordinate Voting Shares	Apex Capital, LLC	5,032,000 shares	10.1%

Subordinate Voting Shares	Sanford J. Colen(1)	5,105,000 shares	10.2%

Subordinate Voting Shares and Multiple Voting Shares	The Estate of Richard E. Smith	7,305,042 shares(2)	12.8%

Subordinate Voting Shares and Multiple Voting Shares	David M. Smith	7,305,042 shares(3)	12.8%

Subordinate Voting Shares and Multiple Voting Shares	David J. Stein	7,305,042 shares(4)	12.8%

Subordinate Voting Shares and Multiple Voting Shares	Michael Serruya	7,305,042 shares(5)	12.8%

Subordinate Voting Shares and Multiple Voting Shares	Aaron Serruya	7,305,042 shares(6)	12.8%

Subordinate Voting Shares and Multiple Voting Shares	The Serruya Family Trust	7,305,042 shares(8)	12.8%

Subordinate Voting Shares and Multiple Voting Shares	1082272 Ontario, Inc.(7)	7,305,042 shares(8)	12.8%

Subordinate Voting Shares	Krevlin Advisors, L.L.C.(11)	5,074,000 shares	10.15%

**	Based on 6,027,864 Multiple Voting Shares and 50,005,069 Subordinate Voting Shares outstanding as of January 9, 2006 and stock options held by each beneficial holder exercisable within 60 days.

(1)	Sanford Colen is the controlling member of Apex Capital, LLC.

(2)

The Estate of Richard E. Smith beneficially owns 7,305,042 shares of Class A Stock, consisting of 8,300 shares of Class A Stock and 1,419,467 shares of Class B Stock for an aggregate of 1,427,767 shares which are owned by it individually, and 5,877,275 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders, comprising 12.8% of the issued and outstanding shares of Class A Stock; and for voting purposes 51.3% of voting stock. The parties to the Board Representation Agreement constitute a “group” within the meaning of 13(d)(3) of the Exchange Act, pursuant to their execution of the Board Representation Agreement, and pursuant to the agreement the parties hold an aggregate of 99.3% of the Class B Stock.

(3)

Mr. Smith beneficially owns 7,305,042 shares of Class A Stock, consisting of 288,106 shares of Class B Stock which are owned by him individually, and 7,016,936 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders, comprising 12.8% of the issued and outstanding shares of voting stock; and for voting purposes 51.3% of voting stock. The parties to the Board Representation Agreement constitute a “group” within the meaning of 13(d)(3) of the Exchange Act, pursuant to their execution of the Board Representation Agreement, and pursuant to the agreement the parties hold an aggregate of 99.3% of the Class B Stock.

(4)

Mr. Stein beneficially owns 7,305,042 shares of Class A Stock, consisting of 45,138 shares of Class B Stock which are owned by him individually, and 7,259,904 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders, comprising 12.8% of the issued and outstanding shares of Class A Stock; and for voting purposes 51.3% of voting stock. The parties to the Board Representation Agreement constitute a “group” within the meaning of 13(d)(3) of the Exchange Act, pursuant to their execution of the Board Representation Agreement, and pursuant to the agreement the parties hold an aggregate of 99.3% of the Class B Stock.

(5)

Mr. Serruya beneficially owns 7,305,042 shares of Class A Stock, of which 56,000 shares of Class A Stock are owned by his retirement account, 599,275 options to purchase shares of Class A Stock which are exercisable within 60 days and 6,649,618 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders, comprising 12.8% of the issued and outstanding shares of Class Stock; and for voting purposes 51.3% of voting stock. The parties to the Board Representation Agreement constitute a “group” within the meaning of 13(d)(3) of the Exchange Act, pursuant to their execution of the Board Representation Agreement, and pursuant to the agreement the parties hold an aggregate of 99.3% of the Class B Stock.

(6)

Mr. Serruya beneficially owns 7,305,042 shares of Class A Stock, of which 56,149 shares of Class A Stock are owned by his retirement account, 599,275 options to purchase shares of Class A Stock which are exercisable within 60 days and 6,050,343 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders, comprising 12.8% of the issued and outstanding shares of Class A Stock; and for voting purposes 51.3% of voting stock. The parties to the Board Representation Agreement constitute a “group” within the meaning of 13(d)(3) of the Exchange Act, pursuant to their execution of the Board Representation Agreement, and pursuant to the agreement the parties hold an aggregate of 99.3% of the Class B Stock.

(7)

1082272 Ontario Inc., a corporation organized under the laws of the Province of Ontario, Canada (“1082272”), of which The Serruya Family Trust (the “Trust”) is the sole shareholder. The Trust was created and settled for the benefit of certain members of the Serruya family, including Messrs. Michael and Aaron Serruya, a director and executive officer of the Company respectively.

(8)

1082272 Ontario, Inc., of which The Serruya Family Trust is the sole shareholder, and the Serruya Family Trust, collectively, beneficially own 7,305,042 shares of Class A Stock of which 4,078,301 shares of Class B Stock are owned by 1082272 Ontario, Inc. and 155,031 shares of Class B Stock are owned by the Serruya Family Trust, each for the benefit of Michael Serruya and Aaron Serruya, 599,275 options to purchase Class A Stock for each of Michael and Aaron Serruya and 1,873,160 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Integrated Brand Principal Shareholders and the CoolBrands Principal Shareholders, comprising 12.8% of the issued and outstanding shares of Class A Stock; and for voting purposes 51.3% of voting stock. The parties to the Board Representation Agreement constitute a “group” within the meaning of 13(d)(3) of the Exchange Act, pursuant to their execution of the Board Representation Agreement, and pursuant to the agreement the parties hold an aggregate of 99.3% of the Class B Stock.

(9)

Krevlin Advisors, L.L.C. acts as investment advisor to Glenhill Capital, LP, Glenhill Capital Overseas Master Fund, LP and Glenhill Concentrated Long Absolute Fund, LP. This information is based on a report dated December 9, 2005 filed by Krevlin Advisors, L.L.C. with Canadian securities regulators under National Instrument 62-103.

          Each major shareholder of the Company holding Multiple Voting Shares is entitled to ten votes per share, whereas the holders of Subordinate Voting Shares are entitled to one vote per share. There are no disproportionate or weighted voting privileges.

          As of February 15, 2006, approximately 85% of the outstanding Subordinate Voting Shares were held in Canada by approximately 88 holders and approximately 10% of the outstanding Multiple Voting Shares were held in Canada by approximately 3 holders.

Item 7(B) Related Party Transactions

          The only material transactions within the last three years in which a director, executive officer or principal shareholder of the Corporation or any associate or affiliate of the foregoing have had a material interest, direct or indirect, which has materially affected or will materially affect the Corporation are as follows:

                    (a) 701587 Ontario Ltd., a corporation whose sole shareholder is The Serruya Family Trust, a significant shareholder of the Corporation, routinely enters into leases with commercial landlords for the premises used by the Corporation’s Canadian franchisees and sublets such premises to such franchisees. Yogen Fruz International Ltd does not earn any fees or premium on such leases. Subsequent to the year ended August 31, 2005, the Corporation sold substantially all of its franchising division;

                    (b) Effective December 23, 2005 the Corporation sold substantially all of its franchising and licensing segment for cash consideration of $8 million to International Franchise Corp., a company owned by Aaron Serruya, a director and former executive vice president of CoolBrands;

                    (c) Integrated Brands, a wholly owned subsidiary of the Corporation, has entered into a distribution agreement with Calip, a company controlled by David M. Smith, a Vice-Chairman and Chief Operating Officer of the Corporation. Pursuant to the agreement, Integrated Brands Inc. has appointed Calip as its exclusive distributor for any ice cream or other frozen dessert product manufactured by, on behalf of, or under authority of, Integrated Brands Inc., its subsidiaries, affiliates or successors in the State of New Jersey and certain areas in the State of New York and the State of Connecticut. The agreement continues until December 31, 2007 and thereafter renews automatically on December 31 of each year for an additional one year term, provided that as of such date at least 50% of the issued and outstanding shares of Calip are beneficially owned by the Smith Family and/or David Stein, unless Calip gives Integrated Brands written notice on or before September 30th of that same year that Calip will not renew the agreement, in which event the agreement terminates effective December 31 following such notice. The Corporation has agreed to guarantee the performance of the distribution agreement; and

                    (d) Prior to his death on January 29, 2005, Mr. Richard E. Smith, the former Co-Chairman and Co-Chief Executive Officer of the Corporation, was paid by Calip (an ice cream distributor owned then by Mr. Richard E. Smith and members of his family) pursuant to the terms of a management agreement effective July 1, 2003 between Calip and Integrated Brands. Calip received a fixed fee of $1,300,000 per year for providing a variety of management services, including making available Mr. Richard Smith for the positions of Co Chairman and Co-Chief Executive Officer of the Corporation. The management agreement was terminated following the passing of Mr. Smith on January 29, 2005. The fees paid to Calip in fiscal 2005 prior to its termination amounted to $542,000.

          No individual who was a director, executive officer or senior officer of the Company at any time during the fiscal year ended August 31, 2005, or any associate or affiliate thereof is indebted to the Company.

Item 7(C) Interest of Experts and Counsel

          Not applicable.

Item 8 Financial Information

Item 8(A) Consolidated Statements and Other Financial Information.

          See attached consolidated Financial Statements of the Company. See Item 17 below.

Export Sales

          See “Business Overview.”

Legal Proceedings

          The Corporation is not a party to, nor is any of its property subject to, any legal proceeding that may be material to it and no such proceeding is known to be contemplated.

Dividends

          The Corporation’s constating documents provide that holders of Subordinate Voting Shares are entitled to receive such dividends as may be declared by the board of directors prior to the holders of the Multiple Voting Shares. However, the Corporation has not paid cash dividends on its common stock since its inception and it is not contemplated that any dividends will be paid on any shares of the Corporation in the immediate future, as it is anticipated that all available funds will be reinvested in CoolBrands to support current operations and to finance the growth of its business. Any decision to pay dividends in the future will be made by the Corporation’s board of directors on the basis of the earnings, financial requirements and other conditions existing at such time and will be subject to any restrictions imposed by the terms of any debt financing instruments.

Item 8(B) Significant Changes

          Effective December 23, 2005 the Corporation sold substantially all of its franchising and licensing segment for cash consideration of $8 million to International Franchise Corporation, a company owned by Aaron Serruya, a director and former executive vice president of the Corporation. In connection with the sale of the franchising and licensing segment, the Corporation was required to pay down $3,612,000 of its short term borrowings and long-term debt from the cash consideration received.

Item 9 The Offer and Listing

Item 9(A)(1) - (3)

          Not applicable.

Item 9(A)(4) Information Regarding Stock Price History

          The Subordinate Voting Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “COB.SV.A”.

5 most recent financial years

Period	High (Cdn $)	Low (Cdn $)

Sept. 2004 - Aug. 2005	10.25	2.55
Sept. 2003 - Aug. 2004	27.00	8.75
Sept. 2002 - Aug. 2003	18.54	4.25
Sept. 2001 - Aug. 2002	8.15	1.60
Sept. 2000 - Aug. 2001	2.55	0.70

Each full financial quarter for the 2 most recent full financial years

Period	High (Cdn $)	Low (Cdn $)

Sept 2004 - Nov 2004	10.25	6.39
Dec 2004 - Feb 2005	9.95	7.00
Mar 2005 - May 2005	9.69	3.91
Jun 2005 - Aug 2005	4.75	2.55

Sept 2003 - Nov 2003	18.98	15.56
Dec 2003 - Feb 2004	25.34	14.85
Mar 2004 - May 2004	27.00	19.80
Jun 2004 - Aug 2004	25.60	8.75

Each month for the most recent six months

Period	High (Cdn $)	Low (Cdn $)

Feb. 2006 (through February 27)	3.00	2.60
Jan. 2006	3.18	2.61
Dec. 2005	3.13	2.30
Nov. 2005	2.84	2.25
Oct. 2005	2.70	2.11
Sept. 2005	3.07	2.37

Item 9(A)(5)-(7)

          Not applicable.

Item 9(B) Plan of Distribution

          Not applicable.

Item 9(C) Markets

          Subordinate Voting Shares are listed for trading on The Toronto Stock Exchange in Ontario, Canada under the symbol “COB.SV.A”. The Multiple Voting Shares are not listed for trading but may be converted into Subordinate Voting Shares on a share for share basis.

Item 9(D) Selling Shareholders

          Not applicable.

Item 9(E) Dilution

          Not applicable.

Item 9(F) Expenses of the Issue

          Not applicable.

Item 10 Additional Information

Item 10(A) Share Capital

          Not applicable.

Item 10(B) Memorandum and Articles of Association

          The Company was amalgamated under the laws of the Province of Ontario, Canada, pursuant to a certificate of amalgamation dated September 7, 1994. The Company was continued under the laws of the Province of Nova Scotia, Canada by its registration on March 18, 1998 with the office of the Registrar of Joint Stock Companies, Registry Number 3017246.

Capital Stock

          The authorized capital of the Company consists of 200 million Subordinate Voting Shares, without par value and 200 million Multiple Voting Shares, without par value. Each share of Subordinate Voting Shares entitles the holder thereof to one vote at all meetings of the shareholders of the Company and each Multiple Voting Share entitles the holder thereof to ten votes at all meetings of the shareholders of the Company. The board of directors may from time-to-time declare and authorize payment of dividends. The Subordinate Voting Shares rank prior to the Multiple Voting Shares as to the payment of cash dividends. No dividends may be declared or paid on the Multiple Voting Shares in any fiscal year of the Company unless in such fiscal year dividends shall have been declared or paid on the Subordinate Voting Shares in an amount per share at least equal to or equivalent to the amount of the dividend per share proposed to be declared or paid on the Multiple Voting Share.

          Each outstanding Subordinate Voting Share is convertible into one Multiple Voting Share at the option of the holder thereof upon certain offers to purchase Multiple Voting Shares as more particularly described in the Memorandum of Association of the Company. Each outstanding Multiple Voting Share is convertible into one Subordinate Voting Share at any time and from time to time at the option of the holder thereof.

          Neither the holders of Multiple Voting Shares nor the holders of Subordinate Voting Shares may dissent in respect of any amendment referred to in clauses 2(2)(a), (b) or (e) of the Third Schedules to the Companies Act (Nova Scotia).

          Upon dissolution of the Company, the holders of Multiple Voting Shares and the holders of Subordinate Voting Shares are entitled to receive the remaining assets of the Company in equal amounts per share.

           Subject to the Companies Act (Nova Scotia), the Company may by special resolution of its shareholders: consolidate or subdivide its share capital; convert all or any of its paid-up shares into stock and reconvert such stock into paid-up shares of any denomination; exchange shares of one denomination for another; cancel shares which have not be taken or agreed to be taken by any person; convert any part of its issued or unissued share capital into preference shares redeemable or purchasable by the Company; or change or eliminate the par value of its shares (other than preferred shares).

           Subject to the Companies Act (Nova Scotia) and any provisions attached to such shares, the Company may redeem, purchase or acquire any of its shares and the directors may determine the manner and the terms for redeeming, purchasing or acquiring such shares and may provide a sinking fund on such terms as they think fit for the redemption, purchase or acquisition of shares of any class or series.

           There are no limitations on the rights to own securities; including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the Companies Act (Nova Scotia) or the Company’s Memorandum of Association.

Objects and Powers of the Company

           The Company’s Memorandum of Association does not contain any restrictions on the objects and purpose of the Company.

Borrowing Power of Directors

           The directors on behalf of the Company may:

           1. raise or borrow money for the purposes of the Company or any of then;

           2. secure, subject to the sanction of a special resolution where acquired by the Companies Act (Nova Scotia), the repayment of funds so raised or borrowed in such manner and upon such terms and conditions in all respects as they think fit, and in particular by the execution and delivery of mortgages of the Company’s real or personal property, or by the issue of bonds, debentures or other securities of the Company secured by mortgage or other charge upon all or any part of the property of the Company, both present and future;

           3. sign or endorse bills, notes, acceptance, cheques, contracts, and other evidence of or securities for funds borrowed or to be borrowed for the purposes aforesaid;

           4. pledge debentures as security for loans; and

           5. guarantee obligations of any person.

Interested Director Transactions

           A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose to the Corporation the nature and extent of his interest at the time and in the manner provided by the Companies Act (Nova Scotia). Such director may not vote on any resolution to approve the same except as provided by the Companies Act (Nova Scotia).

Shareholder Meetings

           Ordinary general meetings of the Company are required to be held at least once in every calendar year at time and place as may be determined by the directors, but in no event later than 15 months after the last general meeting. Either of the Co-Chairman of the Company or any two of the directors may at any time convene a special general meeting, and the directors, upon the requisition of the shareholders in accordance with the Companies Act (Nova Scotia) are required to convene such meeting(s) at such time and place as the directors determine. At least seven days’ notice, or such longer period as may be required by the Companies Act (Nova Scotia), of every special general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to the shareholders entitled to vote at such meeting, or such notice may be waived. Notice of ordinary general meetings must be given not less than 21 nor more than 50 days before the date of the meeting. No business may be transacted at any general meeting unless a quorum is present, which quorum consists of holders of shares representing at least 10% of the votes which could be cast as the meeting, present in person or by proxyholder or authorized representative and entitled to vote.

           At the annual and special meeting of shareholders of the Corporation held on February 27, 2006, the shareholders approved the adoption of a resolution approving the discontinuance of the Corporation pursuant to section 133(5) of the Companies Act (Nova Scotia) and the continuance of the Corporation pursuant to section 187 of the Canada Business Corporations Act (“CBCA”). At that time the shareholders also approved the adoption of a new By-Law, containing provision similar to some of those in the current Articles of Association. The Continuance Resolution is required be confirmed by a majority of votes cast by shareholders in person or by proxy at a confirmatory meeting to be held on March 20, 2006. If the Continuance Resolution is confirmed, the Corporation intends to file with the director under the articles of continuance. Once the requisite regulatory approvals are received and the requisite filings to effect the continuance are made, the Corporation will continue its corporate existence governed by the laws of the CBCA rather than the Companies Act (Nova Scotia).

Item 10(C) Material Contracts

           Loan Agreement dated as of December 23, 1994 and as amended and restated as of September 20, 2000, as amended, between Integrated Brands, Inc., CoolBrands, Kayla Foods Int’l (Barbados) Inc., Swensen’s, Inc., Swensen’s Ice Cream Company, Eskimo Pie Acquisition Corp., Eskimo Pie Frozen Distribution, Inc., Sugar Creek Foods, Inc., Yogen Fruz Acquisitions Inc., Bresler’s Industries, Inc., Northern Lights Frozen Desserts, Inc., Golden Swirl Management Company, I Can’t Believe It’s Yogurt, Ltd., Yogen Fruz

Canada, Inc. and The Chase Manhattan Bank. The principal balances outstanding as of February 23, 2006 total $35,387,500.

           Asset Purchase Agreement dated as of December 22, 2004 between Kraft Foods Global, Inc. (“Kraft”) and Integrated Brands, Inc., a wholly owned subsidiary of the Corporation, whereby the Corporation acquired all of Kraft’s yogurt business for $57,500,000. See “History and Development of the Company” in Item 4(A).

           Transition Services Agreement dated as of March 27, 2005 between Kraft Foods Global, Inc. and the Corporation, whereby Kraft provides the Corporation with certain services to facilitate the Corporation’s purchase of the Kraft yogurt business for the period of 12 to 18 months, depending upon the service. The cost of such services varies with the type of service provided and the totals approximately $1 million to $1.1 million per month.

           Stock Purchase and Sale Agreement dated December 23, 2005 between International Franchise Corp. and CoolBrands and Integrated Brands, Inc., a wholly owned subsidiary, pursuant to which the Corporation sold substantially all of its franchising and licensing segment to International Franchise Corp. for cash consideration of $8 million.

           Voting Agreement, dated December 13, 2005, among CoolBrands International Inc., Integrated Brands, Inc., the Serruya Family Trust, 1082272 Ontario Inc., the Estate of Richard Smith, David M. Smith, David J. Stein, Aaron Serruya and Michael Serruya. See “Voting Agreement” in Item 6(C).

           Employment Agreement, dated July 1 1997, between Integrated Brands, Inc. and David J. Stein, as amended on July 1, 1997 and July 1, 2003. The amended agreement provides for an annual salary of $520,000 in calendar 2005, and provides for an annual $20,000 increase in each calendar year through 2013, and for an annual salary of $700,000 in any calendar year subsequent to 2013. The contract also provides for annual bonuses at the discretion of the Board. No bonus was paid in fiscal 2005 under the employment agreement. The agreement may be terminated after December 31, 2013, with or without cause, on 90 days’ notice. In the event that the agreement is terminated by Integrated Brands after December 31, 2013 without cause, Integrated Brands must pay Mr. Stein a severance amount equal to 36 months salary at the annual rate in effect as of the date of termination. The obligations of Integrated Brands under the agreement are guaranteed by the Corporation.

           Employment Agreement, dated April 1, 1999, between CoolBrands International, Inc. and Michael Serruya, as amended in 2004. The Corporation has entered into five-year employment agreement with Michael Serruya dated April 9, 1999, which was amended in fiscal 2004. The amended agreement provides for a base salary of CDN$420,000 per annum, increasing by the rate of inflation annually on the anniversary of the employment agreement, and a bonus of up to CDN$100,000 per year, paid on the anniversary of the employment agreement, determined as follows: (A) 50% of such bonus based on earnings of the Corporation; and (B) 50% of such bonus based on reasonable standards of personal performance and earnings performance of the Corporation. The employment agreement provides for a severance payment in the amount of CDN$500,000 to be made to Mr. Serruya on the termination for any reason of the employment agreement or on the failure of the Corporation to renew the employment agreement upon the expiration of its term. In fiscal 2005, the base salary for Mr. Serruya was CAD$420,000. No bonus was paid for in fiscal 2005 under the employment agreement.

Item 10(D) Exchange Controls

           There is no law or governmental regulation in Canada that restricts the import or export of capital, including the availability of cash and cash equivalents for use by the company’s group, or affects the remittance of dividends, interest or other payments to nonresident holders of the company’s securities, other than tax withholding requirements. See “Taxation.”

Item 10(E) Taxation

Certain Canadian Federal Income Tax Consequences Applicable to United States Shareholders

           The following general discussion sets forth a summary of the material Canadian federal income tax consequences of acquiring, holding and disposing of common stock for a shareholder of the Company who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada - United States Income Tax Convention (1980) (the “Convention”), is a resident, or deemed to be resident in the United States; has never been and never will be resident, or deemed to be resident, in Canada at any time when such shareholder has held or will hold the common stock; deals at arm’s length with the Company; holds and will hold his or her shares of common stock as capital property; is not affiliated within the meaning of the Tax Act with the Company; does not use or hold and is not deemed to use or hold such shares in or in the course of carrying on a business through a permanent establishment or in connection with a fixed base in Canada; and is not a financial institution as defined by section 142.2 of the Tax Act (a “U.S. Resident”). common stock will generally constitute capital property unless any such shares are held in the course of a business of buying and selling shares or such shares are acquired in a transaction considered to be an adventure in the nature of trade. This summary assumes that the Subordinate Voting Shares continue to be listed on The Toronto Stock Exchange and the Multiple Voting Shares are not listed on a prescribed stock exchange for the purpose of the Tax Act.

           The following discussion is based on the current provisions of the Tax Act, the regulations thereunder, and the Convention, and on the Company’s understanding of the current administrative practices of the Canada Revenue Agency (the “CRA”), and takes into account all specific proposals to amend the Tax Act or regulations publicly released by the Minister of Finance of Canada before the date hereof (the “Proposed Amendments”). Except as provided in the preceding sentence, this summary does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or other changes in administrative or assessing policies of the CRA, nor does it take into account tax legislation of countries other than Canada or any relevant provincial or territorial tax legislation or considerations.

           THIS SUMMARY IS OF A GENERAL NATURE ONLY AND NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER.

Dividends on Common Shares

           Under the Tax Act, a U.S. Resident is generally subject to Canadian withholding tax at the rate of 25% on the gross amount of dividends paid or credited or deemed to have been paid or credited to such U.S. Resident on the Common stock. The Convention limits the rate to 15% of the gross amount of dividends if the U.S. Resident is the beneficial owner of the dividends. The rate of withholding tax is reduced to 5% of the gross amount of dividends if the U.S. Resident is a company that beneficially owns at least 10% of the voting stock of the Company. Subject to certain limitations, the Canadian withholding tax will be treated as a foreign income tax that may be claimed in whole or in part as a deduction from income or as a credit against the United States income tax liability of a U.S. Resident. The particular circumstances of each holder will affect the holder’s ability to use the foreign tax credit. U.S. Resident should consult with their own tax advisors about the availability of the foreign tax credit.

           Distributions paid in Canadian dollars, inclusive of any Canadian withholding taxes paid by the Company with respect thereto, will be included in gross income of a U.S. Resident in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are received by such U.S. Resident, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. The U.S. Resident’s tax basis in those Canadian dollars will be equal to their fair market value used in determining the amount of the dividend. Generally, any gain or loss recognized by a resident in the United States on the conversion of Canadian dollars into U.S. dollars will be treated as U.S. source ordinary income or loss.

           The Convention generally exempts from Canadian withholding tax any dividends paid to a U.S. Resident that is a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if such U.S. Resident is exempt from income tax under the laws of the United States.

Disposition of Common Stock

           If common stock is disposed of to the Company other than in an open market in the manner in which shares would normally be purchased by the public in the open market, proceeds of disposition will be limited to the paid-up capital of the common stock and the balance of the price paid will be deemed to be a dividend which will be subject to withholding tax as described above under “Dividends on Common Shares.”

Any capital gain or capital loss will be subject to Canadian income tax as described below.

Disposition of Multiple Voting Shares

           Capital gains realized on the disposition or deemed disposition of Multiple Voting Shares by a U.S. Resident will not be subject to taxation under the Tax Act unless such Multiple Voting Shares are “taxable Canadian property”, as defined in the Tax Act, to such holder. Under the Tax Act, Multiple Voting Shares will be “taxable Canadian property” to a U.S. Resident and will, subject to the provisions of the Convention, be subject to Canadian income tax in respect of any capital gain realized on a disposition of Multiple Voting Shares as described in the following paragraph. The Convention provides an exemption from Canadian tax arising on the disposition of common stock by a U.S. Resident unless such shares form part of the business property of a permanent establishment in Canada or pertain to a fixed base in Canada of the U.S. Resident at any time in the 12-month period preceding the disposition, or unless the value of the shares of the Company derived principally from real property situated in Canada. In the Company’s opinion, the common stock as of the date hereof does not derive its value principally from real property situated in Canada. A U.S. Resident will be required to obtain a clearance certificate under section 116 of the Tax Act, with respect to any disposition of Multiple Voting Shares, failing which the purchaser will be entitled to withhold an amount equal to 25% of the consideration payable thereof to the purchaser and remit the same to the CRA.

           A U.S. Resident’s capital gain or capital loss from a disposition of common stock is the amount, if any, by which the proceeds of disposition less any reasonable costs of disposition exceed (or are exceeded) by the adjusted cost base of the common stock to the U.S. Resident at such time. Under the Tax Act, one-half of any capital gain realized upon the disposition will be included as a “taxable gain” in computing the U.S. Resident’s income for Canadian income tax purposes and one-half of any such capital loss may be deducted from the U.S. Resident’s taxable capital gains subject to be determined under the rules contained in the Tax Act.

Conversions of Multiple Voting Shares

           A. U.S. Resident who converts Multiple Voting Shares into Subordinate Voting Shares will generally not realize a capital gain or sustain a capital loss upon such conversion.

Disposition of Subordinate Voting Shares

           Capital gains realized on the disposition or deemed disposition of Subordinate Voting Shares by a U.S. Resident will not be subject to taxation under the Tax Act unless such Subordinate Voting Shares are “taxable Canadian property”, as defined in the Tax Act, to such holder. Under the Tax Act, Subordinate Voting Shares will generally not constitute taxable Canadian property to such a holder unless, at any time during the five-year period immediately preceding the disposition or deemed disposition of the

Subordinate Voting Shares, the holder, persons with whom the holder did not deal at arm’s length, or any combination thereof owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of CoolBrands. However, where a U.S. Resident acquires Subordinate Voting Shares upon a conversion of Multiple Voting Shares, such Subordinate Voting Shares will be deemed to be taxable Canadian property to such holder. Even if the Subordinate Voting Shares are “taxable Canadian property” to a U.S. Resident, the Convention may provide an exemption from Canadian tax, as discussed above under “Disposition of Multiple Voting Shares.”

Item 10(F) Dividends and Paying Agents

          Not applicable.

Item 10(G) Statement by Experts

          Not applicable.

Item 10(H) Documents on Display

           Any documents referenced herein may be inspected upon request at the Company’s offices located at 8300 Woodbine Avenue, 5th Floor, Markham, Ontario, L3R 9Y7.

Item 10(I) Subsidiary Information

           Not applicable.

Item 11 Quantitative and Qualitative Disclosures About Market Risk

           Foreign Currency Exchange Risk

           The Company is subject to currency exchange risks since certain of its subsidiaries report and transact business in Canadian dollars. The Company seeks to minimize exchange risks by transacting purchases and the related sales in the same currency.

           Commodity Price Risk

           The Corporation is subject to risks with respect to its cost of raw materials, some of which are subject to changes in commodity prices, particularly the cost of butterfat, which is used to produce ice cream products. From time to time, the Corporation has used hedging contracts to reduce its exposure to such risks with respect to its raw material costs. The Corporation currently does not have any contracts in effect.

           Market Risk Sensitive Instruments

           The Company’s investment portfolio consisted of investments in Auction rate securities and are held for the purpose of funding current operations. Auction rate securities are long-term bonds that resemble short-term instruments and provide liquidity because their interest rates are reset periodically, usually every 7, 28 or 35 days. The rate is reset by a modified Dutch auction process and investors can sell or buy the securities on those auction dates. These investments are classified as available for sale as short-term investments on the consolidated balance sheets and are recorded at cost, which approximates market value.

           Interest Rate Risk

           CoolBrands is subject to interest rate risk as its long-term debt and short-term borrowings are based upon the prime rate and/or Libor. If these base rates increase, CoolBrands will incur incremental interest expense.

           Equity Price Risk

           Not applicable.

Item 12 Description of Securities other than Equity Securities

           Not applicable.

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

           None.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

           On February 27, 1998, the Company’s shareholders approved a reorganization of the Company whereby all shares of capital stock were converted at the shareholders’ election, into either Subordinate Voting Shares or Multiple Voting Shares. Multiple Voting Shares have a preferential right to receive cash dividends when, as and if declared by the Board of Directors. Multiple Voting Shares can be converted at any time into an equivalent number of Subordinate Voting Shares. The Subordinate Voting Shares are entitled to one (1) vote per share and the Multiple Voting Shares are entitled to ten (10) votes per share. See the Company’s Report on Form 6-K for the month of March 1998 previously filed with the Securities and Exchange Commission. See also the discussion of the Collapse of the Dual Class Structure in Item 4(A) “History and development of the Company.”

           In connection with the Company’s secured debt, the Company may not declare or pay any dividends, purchase, redeem, retire or otherwise acquire for value any of its capital stock now or hereafter outstanding, or make any distribution of assets to its stockholders as such, whether in cash or assets.

Item 15 Controls and Procedures

(a) Evaluation of disclosure controls and procedures. Based on the evaluation of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the fiscal year ended

August 31, 2005, the Registrant’s chief executive officer and its chief financial officer have concluded that the Registrant’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Registrant in the reports that the Registrant files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and are operating in an effective manner.

(b) Changes in internal control. During the fiscal year ended August 31, 2005, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect the Registrant’s internal control over financial reporting.

Item 16 [Reserved]

Item 16(A) Audit Committee Financial Expert

           The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Romeo DeGasperis and Ms. Beth L. Bronner have each been determined to be audit committee financial experts. Mr. DeGasperis and Ms. Bronner are each independent, as that term is defined by the Nasdaq listing standards. The SEC has indicated that the designation of Mr. DeGasperis and Ms. Bronner as an audit committee financial expert does not make Mr. DeGasperis or Ms. Bronner an “expert” for any purpose, impose any duties, obligations or liability on any of Mr. DeGasperis or Ms. Bronner that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

Item 16(B) Code of Ethics

           The Corporation has adopted a code of ethics (the “Code of Business Conduct and Ethics”) that applies to all employees and officers, including its principal executive officers, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics was previously filed with the Commission as an exhibit to its report on Form 6-K filed on December 2, 2005, and is hereby incorporated by reference into this annual report on Form 20-F.

Item 16(C) Principal Accountant Fees and Services

           BDO Dunwoody LLP has served as the Registrant’s auditing firm for the previous two fiscal years. Fees payable for the years ended August 31, 2005 and August 31, 2004 to BDO Dunwoody LLP and its affiliates are $468,550 and $403,700 respectively. Fees payable to BDO Dunwoody LLP in 2005 and 2004 are detailed below.

	Year Ended August 31, 2005	Year Ended August 31, 2004

Audit fees	$430,000	$380,500
Audit-related fees	$27,750	$17,000
Tax fees	$10,800	$6,200
All other fees	—	—

Total	$468,630	$403,200

           The nature of each category of fees is described below.

Audit Fees

           Audit fees were paid for professional services rendered by the auditors for the audit of the Registrant’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

           Audit-related fees were paid which related to the performance of the audit or review of the annual financial statements and not reported under the audit fees item above. These services consisted of reviewing the Company’s financial statements and the audit of a subsidiary’s 401K plan.

Tax Fees

           Tax fees were paid for tax compliance. These services consisted of tax compliance including the preparation of original tax returns.

All Other Fees

           No accountant’s fees were paid for products and services other than the audit fees, audit-related fees and tax fees described above.

Pre-Approval Policies and Procedures

           The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy of pre-approving all of the provision of these services. For the year ended August 31, 2005, all of the services described above were approved by the Audit Committee.

          Approximately 90% of the hours expended on the principal accountant’s engagement to audit the Registrant’s financial statements for the fiscal year ended August 31, 2005 were attributed to work performed by BDO Seidman LLP, a member firm of BDO International, of which BDO Dunwoody is also a member.

Item 16(D) Exemptions from the Listing Standards for Audit Committees

          Not applicable.

Item 16(E) Purchases of Equity Securities by the Issuer and Affiliated Purchasers

          None.

PART III

Item 17 Financial Statements

          The following financial statements and schedules are filed as part of this annual report:

Item 18 Financial Statements

          Not applicable. Financial Statements are provided under Item 17.

Item 19 Exhibits

          1.1 Agreement and Plan of Merger, dated October 13, 1997, among the Company, Merger Sub and Integrated Brands, as amended.(1)

          1.2 Memorandum and Articles of Association of the Company, as amended.(2)

          3.1 Board Representation Agreement dated October 13, 1997, among the Company, The Integrated Principal Integrated Brands Shareholders and CoolBrands Principal Integrated Brands Shareholders, as amended and restated.(2)

          3.2 Amendment No. 1 to the Board of Representation Agreement dated January 12, 2001.(3)

          4.1 Management Agreement, dated October 13, 1997, between Integrated Brands and Calip Dairies, Inc.(1)

          4.2 Distribution Agreement, dated October 13, 1997, between Integrated Brands and Calip Dairies, Inc.(1)

          4.3 Merger Agreement by and among Eskimo Pie Corporation, CoolBrands International Inc. and EP Acquisition Corp. dated May 3, 2000, as amended June 3, 2000.(3)

          4.4 Loan Agreement between Integrated Brands, Inc., CoolBrands International Inc., Kayla Foods Int’l (Barbados) Inc., Swensen’s, Inc., Swensen’s Ice Cream Company, EP Acquisition Corp., Yogen Fruz Acquisitions Inc., Bresler’s Industries, Inc., Northern Lights Frozen Desserts, Inc., Golden Swirl Management Company, I Can’t Believe It’s Yogurt, Ltd. and The Chase Manhattan Bank dated as of December 23, 1994 and as amended and restated as of September 20, 2000, as further amended.(4)

          4.5 Asset Purchase Agreement dated as of December 22, 2004 between Kraft Foods Global, Inc. and Integrated Brands, Inc.(5)

          4.6 Transition Services Agreement dated March 27, 2005 between Kraft Foods Global, Inc. and CoolBrands Global, Inc.(2)

          4.7 Stock Purchase and Sale Agreement between International Franchise Corp., CoolBrands International Inc. and Integrated Brands, Inc. dated December 23, 2005.(6)

          4.8 Voting Agreement, dated December 13, 2005, among CoolBrands International Inc., Integrated Brands, Inc., the Serruya Family Trust, 1082272 Ontario Inc., the Estate of Richard Smith, David M. Smith, David J. Stein, Aaron Serruya and Michael Serruya.(8)

          4.9 Employment Agreement, dated July 1, 1997, between Integrated Brands, Inc. and David J. Stein, as amended by Amendment No. 1 dated July 1, 1997 and Amendment No. 2 dated July 1, 2003.(8)

          4.10 Employment Agreement, dated April 1, 1999, between CoolBrands International, Inc. and Michael Serruya.(8)

          4.11 Amendment No. 1 to the Employment Agreement of Michael Serruya, dated October 24, 2003.

          8.1 List of Subsidiaries.(8)

          11.1 Code of Business Ethics.(7)

          12.1 Exchange Act Rule 13a-14(a)/15(d)-14(a) Certification of David D. Stein, Chief Executive Officer.(8)

          12.2 Exchange Act rule 13a-14(a)/15(d)-14(a) Certification of Gary P. Stevens, Chief Financial Officer.(8)

          13.1 18 U.S.C. Section 1350 Joint Certification of David J. Stein, Chief Executive Officer, and Gary P. Stevens, Chief Financial Officer.(8)

          15.1 Consent of BDO Dunwoody LLP, Independent Auditors.(8)

(1)

Incorporated by reference to the corresponding exhibit filed with the Company’s Registration Statement on Form F-4 (no. 333-8078) and amendments thereto, as previously filed with the Securities and Exchange Commission on February 19, 1998.

(2)

Incorporated by reference to the corresponding exhibit filed with the Corporation’s report on Form 6-K (no. 000-27476), previously filed with the Securities and Exchange Commission on December 2, 2005.

(3)

Incorporated by reference to the corresponding exhibit filed with the Company’s report of the fiscal year ended August 31, 2000 on Form 20-F (no. 000-27476), as previously filed with the Securities and Exchange Commission on March 15, 2001.

(4)

Incorporated by reference to the corresponding exhibit filed with the Corporation’s report on Form 6-K (no. 000-27476), previously filed with the Securities and Exchange Commission on September 21, 2005.

(5)	Incorporated by reference to the corresponding exhibit filed with the Corporation’s report on Form 6-K (no. 000-27476), previously filed with the Securities and Exchange Commission on January 6, 2005.

(6)

Incorporated by reference to the corresponding exhibit filed with the Corporation’s report on Form 6-K (no. 000-27476), previously filed with the Securities and Exchange Commission on December 29, 2005.

(7)

Incorporated by reference to the corresponding exhibit filed with the Corporation’s report on Form 6-K (no. 000-27476), previously filed with the Securities and Exchange Commission on December 2, 2005.

(8)	Filed herewith.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COOLBRANDS INTERNATIONAL INC.
(Registrant)

	By:	/s/ David J. Stein

Name: David J. Stein
Title: President and CEO

Date: February 28, 2006

[BDO LOGO]	BDO Dunwoody LLP Chartered Accountants And Advisors	Royal Bank Plaza P.O. Box 32 Toronto Ontario Canada M5J 2J8 Telephone: (416) 865-0200 Telefax: (416) 865-0887 www.bdo.ca

AUDITORS’ REPORT

To the Shareholders of CoolBrands International Inc.:

We have audited the consolidated balance sheets of CoolBrands International Inc. as at August 31, 2005 and 2004 and the consolidated statements of operations, shareholders’ equity, and cash flows for the years ended August 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations, and its cash flows for the years ended August 31, 2005, 2004 and 2003 in accordance with United States generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants
Toronto, Ontario
December 9, 2005 (except for Note 17, which is as of December 23, 2005)

          BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

CoolBrands International Inc.

Consolidated Balance Sheets as at August 31, 2005 and 2004

(Amounts expressed in thousands of dollars)

	2005	2004
Assets

Current Assets:

Cash	$24,062	$36,277
Investments	7,500	28,050
Restricted cash	10,000
Receivables, net	54,526	67,152
Receivables - affiliates	1,840	3,883
Inventories	49,955	49,076
Income taxes recoverable	9,767
Prepaid expenses	2,413	1,203
Deferred income taxes	5,148	4,907

Total current assets	165,211	190,548

Deferred income taxes, net of valuation allowance	14,799	13,711

Property, plant and equipment	47,639	28,730

Intangible and other assets	22,369	12,180

Goodwill	47,827	72,088

	$297,845	$317,257

CoolBrands International Inc.

Consolidated Balance Sheets as at August 31, 2005 and 2004

(Amounts expressed in thousands of dollars)

	2005	2004

Liabilities and Shareholders’ Equity

Current Liabilities:

Accounts payable	$53,300	$37,506
Payables - affiliates	620	850
Accrued liabilities	30,015	20,624
Income taxes payable		4,938
Deferred income taxes	93
Short term borrowings	34,553
Current maturities of long-term debt	18,161	8,492

Total current liabilities	136,742	72,410

Long-term debt	8,248	19,262

Other liabilities	2,881	2,758

Deferred income taxes	6,180	3,638

Total liabilities	154,051	98,068

Minority interest	5,388	8,088

Commitments and contingencies

Shareholders’ Equity

Capital stock	97,578	97,485

Additional paid-in capital	46,376	44,494

Accumulated other comprehensive earnings	(1,696)	(1,096)

Retained earnings	(3,852)	70,218

Total shareholders’ equity	138,406	211,101

	$297,845	$317,257

See accompanying notes to consolidated financial statements.

Approved by the Board,

“David J. Stein”, Director “Romeo DeGasperis”, Director

CoolBrands International Inc.

Consolidated Statements of Operations for the years ended August 31, 2005, 2004 and 2003

(Amounts expressed in thousands of dollars, except for per share data)

	2005	2004	2003

Net revenues:

Net sales	$364,686	$406,470	$199,015

Royalties, licensing, and consumer products license revenues	6,138	3,595	3,550

Drayage and other income	14,246	39,873	11,455

Total net revenues	385,070	449,938	214,020

Cost of goods sold	361,668	329,346	140,250
Selling, general and administrative expenses (Revised)	54,090	82,671	41,239
Interest expense	2,586	1,498	1,343
Asset impairment	55,525
Loss on sale of building			263
Gain on sale of building	(3,634)

(Loss) earnings before income taxes and minority interest	(85,165)	36,423	30,925

Minority interest	(2,700)	(958)	365

(Loss) earnings before income taxes	(82,465)	37,381	30,560

(Recovery of) provision for income taxes:

Current	(10,193)	29,183	11,832
Deferred	1,798	(15,314)	(98)

	(8,395)	13,869	11,734

Net (loss) earnings	$(74,070)	$23,512	18,826

Per share data:

(Loss) earnings per share:

Basic	$(1.32)	$.42	$.36
Diluted	$(1.32)	$.42	$.35

Weighted average shares outstanding:
Shares used in per share calculation - basic	55,924	55,441	51,746
Shares used in per share calculation - diluted	55,924	56,329	53,992

See accompanying notes to consolidated financial statements

CoolBrands International Inc.

Consolidated Statements of Shareholders’ Equity for the years ended August 31, 2005, 2004 and 2003

(Amounts expressed in thousands of dollars)

	Capital Stock	Additional paid-in capital	Accumulated other comprehensive (losses) earnings	Retained earnings	Total Shareholders’ equity

Balance at August 31, 2002	$85,175	$—	$(981)	$27,880	$112,074
Comprehensive earnings
Net earnings				18,826

Other comprehensive earnings, net of income taxes:
Currency translation adjustment			141

Total comprehensive earnings (Revised)					18,967

Issuance of shares for stock options	24				24
Stock-based compensation expense		1,649			1,649

Balance at August 31, 2003	85,199	1,649	(840)	46,706	132,714
Comprehensive earnings:
Net earnings				23,512
Other comprehensive earnings, net of income taxes:
Currency translation adjustment			(256)
Total comprehensive earnings (Revised)					23,256
Issuance of shares for stock options exercised	11,779				11,779

Tax benefit relating to exercise of non-qualified stock options		11,862			11,862
Stock-based compensation expense		30,983			30,983

Issuance of shares for warrants exercised	507				507

Balance at August 31, 2004	97,485	44,494	(1,096)	70,218	211,101
Compressive losses:
Net loss				(74,070)
Other comprehensive (losses), net of income taxes:
Currency translation adjustment			(600)
Total comprehensive loss (Revised)					(74,670)

Issuance of shares for stock options exercised	93	(36)			57
Stock-based compensation expense		1,918			1,918

Balance at August 31, 2005	$97,578	$46,376	$(1,696)	$(3,852)	$138,406

See accompanying notes to consolidated financial statements.

CoolBrands International Inc.

Consolidated Statements of Cash Flow for the years ended August 31, 2005, 2004 and 2003

(Amounts expressed in thousands of dollars)

	2005	2004	2003

Cash and short-term investments provided by (used in):

Operating activities:
Net (loss) earnings	$(74,070)	$23,512	$18,826
Adjustments to reconcile net (loss) net earnings to net cash flows from operating activities
Depreciation and amortization	5,042	7,314	3,239
Asset impairment	55,525
Stock-based compensation expense	1,918	30,983	1,649
Deferred income taxes	1,798	(15,314)	1,716
Gain on sale of building	(3,634)
Loss on sale of asset held for sale			263
Minority interest	(2,700)	(958)	365
Cash effect of changes, net of the effects from businesses acquired
Receivables	13,815	(21,115)	(3,734)
Receivables - affiliates	2,043	(1,464)	609
Allowance for doubtful accounts	(56)	126	(785)
Inventories	4,500	(6,845)	(6,545)
Prepaid expenses	(2,207)	6,252	(1,179)
Income taxes recoverable	(9,767)
Accounts payable	15,842	16,740	(5,398)
Payables - affiliates	(230)	277	(173)
Accrued liabilities	8,744	(4,843)	(1,656)
Income taxes payable	(4,935)	9,319	(1,655)
Other assets	(513)	53	263
Other liabilities	124	(268)	(739)

Cash provided by operating activities	11,239	43,769	5,066

Investing activities:
Purchase of property, plant and equipment	(12,409)	(13,363)	(4,141)
Purchase of intangible assets		(76)	(82)
Purchase of license agreements	(26)	(300)	(1,070)
Proceeds from sale of building	5,434
Proceeds from asset held for sale			2,370
Increase in restricted cash	(10,000)
Purchase of investments	(2,500)	(33,050)
Redemption of investments	23,050	5,000
Acquisitions, net of cash acquired	(59,609)		(9,681)
Increase in notes receivable	(28)		(4)
Collection of notes receivable	65	23	249

Cash used in investing activities	(56,023)	(41,766)	(12,359)

Financing activities:
Expense from special warrants			(104)
Change in revolving line of credit, secured	2,661	1,514
Change in revolving line of credit, unsecured			2,000
Capital contributions from minority interest		8,907
Proceeds from short term borrowings	44,553
Return of capital contribution to minority interest		(2,000)
Proceeds from issuance of Class A and B shares	57	12,286	124
Repayment of short term borrowings	(10,000)
Repayment of long-term debt	(4,007)	(5,781)	(6,855)

Cash provided (used) by financing activities	33,264	14,926	(4,835)

Increase (decrease) in cash flows due to changes in foreign exchange rates	(695)	(2,412)	(1,870)

(Decrease) increase in cash and cash equivalents	(12,215)	14,517	(13,998)

Cash and cash equivalents - beginning of year	36,277	21,760	35,758

Cash and cash equivalents - end of year	$24,062	$36,277	21,760

See accompanying notes to consolidated financial statements.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies

Frozen desserts segment (formerly Prepackaged consumer products)

          Revenues and profits in the Frozen desserts (formerly Prepackaged consumer products) segment are generated from manufacturing and selling a variety of prepackaged frozen dessert to distributors, including Eskimo Pie Frozen Distribution, and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

          CoolBrands competes in the fast-growing Better for You ice cream category with offerings such as fat-free, non-dairy WholeFruit Sorbet and Atkins Endulge controlled-carbohydrate super premium ice cream. New Better for You offerings by CoolBrands include No Pudge! branded frozen snacks and a line of Better for Kids frozen snacks sold under the Crayola, Justice League, Snapple, Care Bears and Trix Pops brands. CoolBrands also competes in the super premium ice cream category with the Dreamery Ice Cream and Godiva Ice Cream brands. In addition, CoolBrands markets a wide variety of “all family” premium ice creams and frozen snacks under brand names including Eskimo Pie, Chipwich, Tropicana and Yoplait.

          CoolBrands’ subsidiary, Eskimo Pie Frozen Distribution, operates a direct store door ice cream distribution system in selected markets in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

          CoolBrands’ 50.1% owned subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of packaged ice cream, frozen yogurt and sorbet products, frozen snacks, soft-serve mixes and other food products to well-known national retailers, food companies and restaurant chains.

Yogurt segment

          CoolBrands’ subsidiary, CoolBrands Dairy Inc., manufactures cup yogurt at its plant located in North Lawrence, New York and markets the products under the Breyers brand pursuant to a trademark rights agreement, which grants the rights in perpetuity, and under the Creme Savers brand pursuant to a long-term license agreement.

Foodservice segment

          Revenues and profits in the Foodservice segment are generated from manufacturing and selling soft-serve yogurt and premium ice cream mixes to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft-serve ice cream and yogurt products to consumers.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies (cont’d)

Dairy components segment

          Revenues and profits in the Dairy components segment are generated from the manufacturing and selling of various ingredients to the dairy industry and from the manufacturing and selling of flexible packaging, such as private label ice cream novelty wraps. CoolBrands’ Dairy Components division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients, and flexible packaging products for use in private label dairy products, in addition to the Company’s brands.

Franchising and licensing segment

          Revenues and profits in the Franchising and licensing segment are generated by franchising activities, which generate initial and recurring franchise revenues, and from the sale of proprietary products to franchisees and licensees and from Company-owned stores selling ice cream and soft-serve yogurt out of Company-owned stores and outlets. CoolBrands’ Franchising division franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana Smoothies, Juices & More, Swensen’s Ice Cream, I Can’t Believe It’s Yogurt, Yogen Fruz, Bresler’s Premium Ice Cream, Golden Swirl and Ice Cream Churn, with company-owned, franchised and non-traditional partnership locations around the world.

Basis of presentation

          The consolidated financial statements are prepared by management using accounting principles generally accepted in the United States and include all wholly and majority owned subsidiaries. All significant intercompany transactions of consolidated subsidiaries are eliminated. Acquisitions recorded as purchases are included in the statement of operations from the date of acquisition. All amounts are reported in U.S. dollars unless otherwise indicated.

Use of estimates

          The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimated.

Cash

          All highly liquid commercial paper purchased with maturities of three months or less is classified as a cash equivalent. Cash equivalents are stated at cost, which approximates market value.

Investments

          The Company’s investment portfolio consisted of investments in Auction Rate Securities. Auction rate securities are variable rate bonds tied to short-term interest rates with maturities on the face of the securities in

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies (cont’d)

excess of 90 days. The Company evaluates whether to redeem or rollover each security no later than every 35 days. At August 31, 2005 and 2004 the Company had investment balances of $7,500 and $28,050, respectively.

Inventories

          Inventories consist primarily of ice cream, frozen yogurt and frozen dessert products, cup yogurt products, food supplies and packaging. Inventories are valued at the lower of cost and net realizable value, with cost determined principally by the first-in, first-out (FIFO) method.

Property, plant and equipment

          Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of buildings and machinery and equipment is provided by the straight-line or declining balance methods, using the estimated useful lives of the assets, principally 20 to 38 years and 2 to 10 years, respectively. Store leasehold improvements are amortized on a straight-line basis over the terms of the leases, principally 5 to 10 years.

Intangible and other assets

          Intangible and other assets consist of license agreements, trademarks, trademark rights, franchise agreements and rights and other assets. Amortizing intangibles are stated at cost less accumulated amortization. Amortization is provided by the straight-line method using the terms of the agreements, which range from 4 to 20 years.

Goodwill and Other Non-Amortizable Asset

          In accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“Statement 142”), goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but instead are to be tested for impairment at least annually or earlier if there are impairment indicators. Other intangible assets continue to be amortized over their estimated useful lives. Goodwill is tested for impairment using a two step process that begins with an estimation of the fair value of each reporting unit. The fair value of each reporting unit is determined using a combination of valuation Approaches including an income approach consisting of a discounted cash flow analysis And a market multiple approach. The fair value of the reporting unit is compared to its carrying value. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

          During 2005, the Company completed its annual impairment testing of goodwill and intangible assets. A goodwill impairment charge of $ 48,701 was taken in the Company’s frozen dessert segment and a $3,400 goodwill impairment charge was taken in the Company’s franchise business segment. The impairment charge in the frozen dessert product segment is the result of the loss of the Weight Watchers licensing agreement as well as declining sales of the Atkins and our base business product line and the resulting decline in cash flows. The impairment charge in the franchising segment was the result of evaluating the potential sale and the potential sales price of the franchising segments. Also this review resulted in a $ 1,401 and $ 1,540 intangible asset impairment charge for the Company’s frozen dessert segment and franchise business segment, respectively. Significant assumptions used in measuring the impairments included the timing and amount of estimated future cash flows for reporting units and intangible assets, and where applicable, an analysis of guideline transaction market multiples.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies (cont’d)

Long-Lived Assets

          The Company’s other long-lived assets include property, plant and equipment and amortizable intangibles. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of these assets may not be recoverable, the Company will assess the recoverability of such assets based upon estimated undiscounted cash flow forecasts, in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. When any such impairment exists, the related assets will be written down to fair value.

          During the fourth quarter, due to the presence of indicators, the Company completed impairment testing of other long-lived assets. This review resulted in a $ 483 impairment of property, plant and equipment.

Revenue recognition

          Revenue from sales of the Company’s products is recognized at the time of sale, which is generally when products are shipped to customers.

          Revenue from drayage income is recognized at the time the product is delivered for the vendor to their customer by the Company. Effective September 1, 2004, Coolbrands began the distribution of Dreyer’s Grand Ice Cream Holdings, Inc. (“Dreyer’s”) products as an independent distributor, changing from the previously used drayage basis. As a result of this change, Coolbrands began purchasing products from Dreyer’s and selling those products to customers at wholesale, except for Dreyer’s scanned based trading customers which continue to be delivered on a drayage basis.

          Revenue from sales by Company-owned and operated stores is recognized when products are purchased by customers.

          Master franchise fee revenues are recognized at the time the Company has received the deposit specified in the master franchise agreement, has substantially performed all significant services to be provided in accordance with the terms of the agreement and when collectibility is reasonably determinable.

          Single store franchise fees are recognized as revenue when the franchise application is approved, cash payments are received, and the Company has performed substantially all services required under the agreement.

          Continuing franchise royalties are based on a percentage of gross sales as reported by the franchisees or gross products purchased by the franchisees. These fees are recognized on an accrual basis as they are earned.

               Product introduction expenses

          Product introduction expenditures (i.e. slotting fees) are recognized as reductions of revenues at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

ADVERTISING

          The Company spends a significant amount of its advertising dollars with its supermarket customers in the form of co-operative advertising in the chains’ weekly circulars. The remainder of the Company’s advertising is spent on media and other direct advertising. All advertising costs are expensed as incurred. The Company spent $7,165 on advertising for the year ended August 31, 2005 (2004 - $5,600, 2003 - $3,462).

FINANCIAL INSTRUMENTS

          The carrying amount of financial instruments including cash, investments, restricted cash, receivables, receivables - affiliates, accounts payable, payables - affiliates, accrued liabilities and income taxes payable and income taxes recoverable approximates fair value at August 31, 2005 because of the relatively short maturity of these instruments. The fair value of short term borrowings and long-term debt are disclosed in Note 9. The carrying amount of the remaining long-term debt approximates fair value at August 31, 2005 because of their fluctuating interest rates. The carrying amount of other liabilities approximates fair value at August 31, 2005 because the fair value estimates are based upon pertinent information available to management at August 31, 2005.

CONCENTRATION OF CREDIT RISK

          Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash, investments and receivables. The Company attempts to minimize credit risk with respect to receivables by reviewing customers’ credit history before extending credit, and by regularly monitoring customers’ credit exposure. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

EARNINGS (LOSS) PER SHARE

          The Company uses the treasury stock method to determine the dilutive earnings per share. The following table presents the numerators and denominators used in the basic and diluted (loss) earnings per share calculations:

	2005	2004	2003
Numerator
Net (loss) earnings	$(74,070)	$23,512	$18,826

Denominator
Basic weighted average shares outstanding	55,924	55,441	51,746
Dilutive effect of stock awards		888	2,246

	55,924	56,329	53,992

Net (loss) earnings
Basic	$(1.32)	$.42	$.36
Diluted	$(1.32)	$.42	$.35

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

          Diluted net loss per share for 2005 is equal to basic net loss per share because the effect of common stock equivalents is anti-dilutive. Potentially dilutive securities, calculated in terms of weighted-average share equivalent of stock options outstanding, are excluded from the calculations of diluted net loss per share when their inclusion would have anti-dilutive effect. During 2005,145,000 shares of potentially dilutive securities were excluded from weighted-average share calculation for purposes of calculating weighted-average diluted shares and diluted loss per share.

FOREIGN CURRENCY TRANSLATION

          Translation gains or losses of accounts of foreign subsidiaries considered financially and operationally self-sustaining are deferred as a separate component of shareholders’ equity until there has been a realized reduction in the net investment.

          Foreign currencies are translated into U.S. dollars using the average exchange rate for the year for items included in the Consolidated Statements of Earnings. Foreign currencies are translated into U.S. dollars using the current rate for assets and liabilities included in the consolidated balance sheets except for earnings reinvested in the business, which are translated at historical rates.

INCOME TAXES

          Income taxes are calculated using the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NEW ACCOUNTING PRONOUNCEMENTS

          In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). This interpretation, which was subsequently revised in December 2003 (FIN 46-R), clarifies certain issues related to Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and addresses consolidation by business enterprises of the assets, liabilities, and results of the activities of a variable interest entity. The Company has determined that it does not hold a variable interest in a variable interest entity under FIN 46-R at August 31, 2005.

          In November 2004, the FASB issued SFAS No.151, “Inventory Costs”, which is an amendment of Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”. This Statement clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of this statement are effective for inventory costs incurred during the fiscal year beginning after June 15, 2005 and are applied on a prospective basis. The Company does not expect the impact of implementing this Statement to have a material effect on its financial statements.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

          In December 2004, the FASB issued Statement No. 153, “Exchange of Nonmonetary Assets” (“SFAS 153”). SFAS 153 eliminates prior guidance for nonmonetary transactions by eliminating the exception for nonmonetary exchanges of similar production assets and replaces it with a general exception for exchange of nonmonetary assets lacking commercial substance. The provisions of SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

          In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 requires companies to recognize changes in accounting principle, including changes required by a new accounting pronouncement when the pronouncement does not include specific transition provisions, retrospectively to prior periods’ financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS 154 will have a material effect on its financial position or results of operations.

          In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual reporting period that begins after June 15, 2005. Under SFAS 123R, the pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company has not at this time evaluated the impact of implementing this statement on its financial statements.

RECLASSIFICATIONS

          Certain 2004 and 2003 amounts have been reclassified to conform with the 2005 presentation. Certain auction rate securities have been reclassified from cash to investments. Auction rate securities are variable rate bonds tied to short-term interest rates with maturities on the face of the securities in excess of 90 days. The Company historically classified these instruments as cash if the period between interest rate resets was 90 days or less, which was based on the Company’s ability to either liquidate its holdings or roll the investment over to the next reset period. The Company has classified its auction rate securities at August 31, 2005 of $7,500 and $28,050 at August 31, 2004 as investments. In addition, “Purchase of investments” and “Redemption of investments” included in the accompanying consolidated statements of cash flows, have been revised to reflect the purchase and sale of auction rate securities for the year ended August 31, 2004.

REVISED PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company, based on SEC comments and recommendations, has revised the amounts shown for selling, general, and administrative expenses to include stock based compensation expense on the consolidated statements of operations, has revised the consolidated statements of shareholders’ equity to appropriately present other comprehensive earnings, and has added the pro forma results of operations for 2005 and 2004 for the acquisition of the yogurt business from Kraft Foods.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

NOTE 2. CHANGES IN ACCOUNTING POLICIES

CHANGE IN REPORTING CURRENCY

          Effective September 1, 2004, the Company changed its reporting currency from Canadian dollars to U.S. dollars since the majority of its business is conducted in the United States and to make comparisons between current and prior periods more meaningful to investors. For comparative purposes, historical financial statements and notes have been restated into U.S. dollars.

ADOPTION OF US GAAP

          During the fourth quarter of 2005, the Company adopted, on a retroactive basis, accounting principles generally accepted in the United States of America. Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principals in Canada (“Cnd GAAP”). As a result, the following adjustments have been made to previously issued Consolidated Financial Statements.

The Company promotes its products with advertising, consumer incentive and trade promotions. Such programs include, but are not limited to, cooperative advertising, promotional discounts, coupons, rebates, in-store display incentives, volume based incentives and product introductory payments (i.e. slotting fees). Such consumer and trade promotion activities have been historically accounted for as selling, general and administrative expenses. In accordance with EITF No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendors Products” certain payments made to customers by the Company, including promotional sales allowances, cooperative advertising and product introductory expenditures must be deducted from revenue.

          Accordingly, our Consolidated Statement of Operations for 2004 and 2003 have been restated to reflect a reduction in revenues and selling, general and administrative expenses of $32,913 and $ 27,032, respectively. The reduction in revenues and selling, general and administrative expenses in our 2005 Consolidated Statement of Operations is $68,155.

          The following summarizes the impact of restatement for the change from CDN to US GAAP for consumer trade promotion expenses in our Consolidated Statement of Operations:

	2005	2004	2003

Total net revenues in accordance with Canadian GAAP	$453,225	$482,851	$226,047
Less consumer and trade promotion expenditures	(68,155)	(32,913)	(27,032)

Total net revenues in accordance with U.S. GAAP	$385,070	$449,938	$199,015

	2005	2004	2003

Total selling, general and administrative expenses in accordance with Canadian GAAP (Revised)	$122,245	$115,584	$68,271
Less consumer and trade promotion expenditures	(68,155)	(32,913)	(27,032)

Total selling, general and administrative expenses in accordance with U.S. GAAP (Revised)	$54,090	$82,671	$41,239

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

NOTE 2. CHANGES IN ACCOUNTING POLICIES (CONT’D)

          Product introduction expenditures (i.e. slotting fees) incurred by the Company have been historically recognized as expense by amortizing the slotting fees over the twelve months subsequent to the actual acceptance of product introduction offers by our customers. Under U.S. GAAP, such expenditures are recognized as reductions in revenues at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer. As a result of this change, Retained Earnings as of August 31, 2002 has been reduced to reflect the cumulative effect of this change through that date by $ 1,997. Our previously reported Net earnings for the year ended August 31, 2004 and 2003 have been increased by $756 and decreased by $ 2,564, respectively. Our reported net loss for the year ended August 31, 2005 was increased by $553, when compared with the Net loss that would have been reported using our historical accounting principles.

          The following summarizes the impact of restatement for the change from CDN to US GAAP for new product introduction expenditures (slotting fees) in our Consolidated Statement of Operations:

	2005	2004	2003

Net (loss) earnings income in accordance with Canadian GAAP	$(73,517)	$22,756	$21,390
Adjustment for new product introduction expenditures	(553)	756	(2,564)

Net (loss) earnings income in accordance with U.S. GAAP	$(74,070)	$23,512	$18,826

STOCK-BASED COMPENSATION

          On September 1, 2005, the Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”, which required companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements.

          As a result of adopting U.S. GAAP during the fourth quarter of 2005, as previously discussed, the Company adopted, on a modified prospective basis, the recommendations of Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 “Accounting for Stock Based Compensation.” This statement superseded Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows”.

          The effect of adopting this accounting policy increased the loss before income taxes and minority interest for fiscal 2005 by $1,918 with a corresponding increase to additional paid-in capital and reduced earnings before income tax and minority interest for fiscal 2004 and 2003, $24,270 and $1,649, respectively, with a corresponding increase to additional paid-in capital.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 3. Acquisitions

2005 Acquisitions

          On March 27, 2005, the Company completed the acquisition of the yogurt business of Kraft Foods, Inc. The acquired brands included Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties and Cream Savers Smoothie drinkable yogurt and included substantially all of Kraft’s assets related to its yogurt business, including a license for the Breyers trademark, a license for the Creme Savers trademark, a license for the Light ‘n Lively trademark and Kraft’s manufacturing facility in North Lawrence, New York. The purpose of this acquisition was to diversify CoolBrands business and to reduce its concentration of operations in the frozen desserts segment. Factors that contributed to the purchase price and resulting goodwill, were based upon negotiations with the seller and the valuation of the business based upon future contributions to net earnings and cash flow.

The following is a summary of the assets and liabilities acquired and the fair value assigned thereto, and the purchase consideration given:

Fair value acquired:

Current assets	$5,373
Property, plant and equipment	11,846
Trademark rights	15,000
Goodwill	27,582

59,801
Less: Liabilities	(649)

$59,152

Purchase consideration:

Cash	$17,500
Acquisition costs	1,652
Bank loan	40,000

$59,152

Pro forma results of operations (Revised)

          The following table summarizes unaudited pro forma financial information assuming the acquisition of the Breyer’s yogurt business had occurred at the beginning of 2004. This pro forma financial information is for the informational purposes only and does not reflect any operating inefficiencies which may result from the acquisition of the Breyer’s yogurt business transaction and, therefore, is not necessarily indicative of results that would have been achieved had the businesses been combined during the periods presented. In addition, the preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The pro forma adjustments use estimates and assumptions based on currently available information. Management believes that the estimates and assumptions are reasonable and that the significant effects of the acquisition of Breyer’s yogurt business are reasonable and significant effects of the acquisition of Breyer’s yogurt business are properly reflected. However, actual results may differ from these estimates and assumptions.

	2005	2004

	(In thousands, except per share amounts)

Pro forma total net revenues	$434,728	$558,360

Pro forma net (loss) earnings	$(69,908)	$34,681

Pro forma net (loss) earnings per share Basic	(1.25)	0.63

Diluted	(1.25)	0.62

          In April 2005, the Company acquired the assets of Zipp Manufacturing, Inc., a manufacturer of flavors and ingredients. The assets and related business of Zipp Manufacturing were acquired to provide additional volume to our dairy components segment which has excess capacity. The primary factors that contributed to the purchase price and resulting goodwill were based upon negotiations with the seller, CoolBrands’ desire for additional production volume and the resulting projected incremental earnings and cash flow.

          The following is a summary of the assets and liabilities acquired and the fair value assigned thereto, and the purchase consideration given:

Fair value acquired:

Current assets	$208
Equipment	80
Goodwill	258

546
Less: Liabilities	(89)

$457

Purchase consideration:

Cash	$457

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

2003 Acquisitions

          Effective July 1, 2003, the Company acquired the general partner interest and majority of the total partnership interests in Americana Foods LP, located in Dallas, Texas. Americana Foods is one of the largest and most versatile frozen dessert manufacturing facilities in the U.S., and currently supplies a wide variety of soft-serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well-known national retailers, food companies and restaurant chains, including Sam’s Club, TCBY Enterprises and Silhouette Brands. Americana Foods also manufactures and sells products for the foodservice channel such as dairy mixes for preparing mashed potatoes which are extensively used to standardize quality and reduce labor costs in on-site food preparations.

The following is a summary of the assets acquired and the fair value assigned thereto, and the purchase consideration given:

Fair value acquired:		$

Current assets		$16,170
Property, plant and equipment		5,689

		21,859
Less: Liabilities		21,859

	$	Nil

Purchase Consideration:

	$	Nil

          On July 6, 2003, the Company acquired the Dreamery(R) ice cream and WholeFruit(TM) sorbet brands from Dreyer’s Grand Ice Cream, Inc., as well as the right to the license for the Godiva(R) ice cream brand, which was assigned by Dreyer’s and substantially all of the Haagen-Dazs frozen dessert distribution assets in the States of Washington, Oregon, Florida, California, Pennsylvania, New Jersey, Utah, Minnesota, Georgia, Maryland and the District of Columbia from Nestle Ice Cream Company, LLC.

The following is a summary of the assets acquired and the fair value assigned thereto, and the purchase consideration given:

Fair value acquired:

Current assets	$7,921
Option to purchase City of Industry, CA. facility	1,760

$9,681

Purchase consideration:

Cash	$9,681

$9,681

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 4. Receivables, net

	2005	2004

Trade accounts receivable	$57,213	$69,692
Franchise and license fees receivable	324	516
Notes receivable, current maturities	97	108

	57,634	70,316
Less Allowance for doubtful accounts	(3,108)	(3,164)

	$54,526	$67,152

          Allowance for doubtful accounts:

Year ended August 31, 2003	$2,888
Charges to costs and expenses	818
Reserve utilized	(542)

Ending balance August 31, 2004	3,164
Charges to costs and expenses	1,846
Reserve utilized	(1,902)

Ending balance August 31, 2005	$3,108

          No customer accounted for 10 percent or more of Total net revenues in 2005, 2004 and 2003.

Note 5. Inventories

	2005	2004

Raw materials and packaging	$35,304	$32,484
Finished goods	14,651	16,592

	$49,955	$49,076

          Write-downs of obsolete and slow moving inventories in 2005 and 2004 were $12,723 and $1,165, respectively.

Note 6. Property, plant and equipment

	2005	2004

Land	$1,577	$924
Buildings	19,292	10,826
Machinery and equipment	35,412	24,341
Leasehold improvements	1,740	2,342

	58,021	38,433
Less Accumulated depreciation and amortization
Buildings	1,906	1,030
Machinery and equipment	7,497	7,769
Leasehold improvements	979	904

	$47,639	$28,730

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 7. Intangible and other assets and Goodwill

          Definite life intangible assets are amortized over their estimated useful lives. The Company is required to conduct an annual review of goodwill and intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. During the fourth quarter of 2005, the Company completed its annual review of goodwill and intangible assets. This review resulted in a $ 2,941 non-cash pre tax charge related to intangible asset impairment and a non-cash pre tax charge of $52,101 related to goodwill impairment.

          At August 31, 2005 and 2004 goodwill by reportable segment was as follows:

	2005	2004

Frozen desserts	$3,752	$52,461
Yogurt	27,582
Foodservice	11,302	11,302
Dairy components	745	488
Franchising and licensing	4,446	7,837

Total Goodwill	$47,827	$72,088

Intangible assets at August 31, 2005 and 2004 were as follows:

	2005			2004

	Gross Carrying Amount	Accumulated Amortization		Gross Carrying Amount		Accumulated Amortization

Non-amortizable intangible assets	$15,000	$		$		$
Amortizable intangible assets	8,126		3,362		12,567		4,305
Other assets	2,605				3,918

Total Intangible assets and other assets	$25,731		$3,362		$16,485		$4,305

          Non-amortizable intangible assets are substantially comprised of trademark rights purchased through the acquisitions. Amortizable intangible assets consist primarily of certain trademarks, license agreements and franchise agreements and rights. Pre-tax amortization expense for intangible assets was $745 and $872 for the years ended August 31, 2005 and 2004 respectively. Amortization expense for each of the next five years is currently estimated to be $745 or less.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 7. Intangible and other assets and Goodwill (cont’d)

          The movement in goodwill and gross carrying amounts of intangible and other assets is as follows:

	2005		2004

	Goodwill	Intangible and other assets	Goodwill	Intangible and other assets

Balance at August 31	$72,088	$16,485	$71,977	$19,928
Changes due to:
Acquisitions	27,840	15,000	111
Goodwill impairment	(52,101)
Intangible asset impairment		(2,941)
Other		(2,813)		(3,443)

Balance at August 31	$47,827	$25,731	$72,088	$16,485

Note 8. Short-term borrowings

2005
Unsecured	$30,000
Secured	4,553

$34,553

There were no short term borrowings during the year ended August 31, 2004.

Unsecured

          In connection with the acquisition of the Breyer’s yogurt business from Kraft in March 2005, a U.S. subsidiary borrowed $40,000 to finance the acquisition. The unsecured term loan requires monthly payments of interest and repayment of the $40,000 principle balance on November 1, 2005. Interest is payable monthly with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates plus applicable margin are the lower of prime plus 0.5% or libor plus 2.5% (6.02% at August 31, 2005). On August 23, 2005, the Company made a principal payment of $10,000 in anticipation of the September 2, 2005 amendment as discussed in Note 9. As of August 31, 2005 the term loan balance was $30,000.

Secured

          On April 27, 2005 Americana Foods LP (“Americana”), which is owned 50.1% by the Company, borrowed $4,553 to purchase a building and adjacent acreage. The loan terms requires monthly, interest-only payments until the April 27, 2006 anniversary date of the note. The note bears interest at Prime plus 0.5% (7.0% at August 31, 2005). The agreement provides a one-time right to extend the maturity date by two years until April 27, 2008. Monthly payments during the two year extension period will be based on a 25-year amortization period.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 8. Short-term borrowings (Cont’d)

          Americana may also at the extension date choose to continue an interest rate at Prime plus 0.5% or convert to a fixed interest rate to be quoted by the lender. Due to the one year maturity date of April 27, 2006 (before exercise of the extension option), this note is classified as a current liability.

Note 9. Long-term debt

	2005	2004
Term loan, unsecured	$10,500	$13,587
Term loan, secured	8,610	9,117
Revolving loan, secured	7,145	4,483
Capitalized leases	154	567

	26,409	27,754
Less: Current maturities	18,161	8,492

	$8,248	$19,262

          In connection with the acquisition of Eskimo Pie Corporation, a subsidiary borrowed $30,000, to finance the acquisition. The unsecured term loan is payable in monthly installments of $250, with the remaining principal balance due November 1, 2005. Interest is payable monthly on the unpaid principal balance with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates, plus applicable margins were the lower of prime plus 0.5% or libor plus 2.0% (5.49% at August 31, 2005). As of August 31, 2005 and 2004, the term loan balance was $10,500 and $13,500, respectively.

          All borrowings under the above unsecured term loan agreement are guaranteed by the Company. The agreement contains restrictions relating to the payment of dividends, rental obligations, liens, indebtedness, dispositions of property, change in the nature of its business, change in ownership and requires that the net proceeds from the sale (other than in the ordinary course of business) of any assets of Eskimo Pie Corporation must be utilized to reduce the then outstanding principal balance of the term loan. In addition, the Company must maintain certain financial ratios and limit capital expenditures to $5,000 during any fiscal year.

          The company was in default of its financial covenants at May 31, 2005 and August 31, 2005. On September 2, 2005 the company entered into an amendment to its existing credit facilities. The Amendment extends the maturity of the existing facilities from November 1, 2005 until January 3, 2006 and waives defaults in its financial covenants resulting from the company’s financial performance.

The September 2, 2005 amendment eliminated all of the financial covenants from the loan agreements through the remainder of the term and grants a security interest in the personal property assets (other than certain excluded assets relating to the operations of the Company’s 50.1% owned limited partnership), reduced its outstanding indebtedness to the bank to $40,500, including short term borrowings of $30,000. The Company

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 9. Long-term debt (cont’d)

agreed to an increase of the interest rate from libor plus 2.0% on all remaining outstanding balances to libor plus 4.5%. In addition, the amendment reduced the Company’s $5,000 revolving credit facility to $925 and required the Company to maintain $20,000 of cash balances, of which $10,000 is restricted to use as approved by the lender. The increases in interest rates as a result of this amendment, increases the fair value of the related short term borrowings and long-term debt by approximately $331.

Term loan, secured

          On November 19, 2002, Americana entered into a credit agreement with a financial institution that includes a term loan of $10,000. This term loan is secured by Americana’s property, plant and equipment. Principal payments are payable in fixed monthly installments of $81 based upon a fifteen-year amortization and matures on November 19, 2007. The loan bears interest at prime plus 0.5% (7.0% at August 31, 2005 and 5.0% at August 31, 2004). As of August 31, 2005 and 2004 the term loan balance was $8,610 and $9,117, respectively.

          On March 19, 2005 Americana executed an amendment to the credit agreement Pursuant to this amendment, a fixed charge coverage ratio of 1.25:1 and a debt-to-tangible net worth ratio of 2:1 must be maintained. The minimum tangible net worth requirement was increased to $20,500 effective March 19, 2005. The partnership is in compliance with its loan covenants at August 31, 2005.

Revolving loan, secured

          Americana’s credit agreement includes a revolving loan up to $9,000, subject to a borrowing base calculation, and bears interest at Prime plus 0.5% (7.0% at August 31, 2005 and 5.0% at August 31, 2004) and is due on November 30, 2005. At August 31, 2005 approximately $1,855 was available to the Partnership under this loan. The revolving loan is secured by Americana’s accounts receivable and inventory and is classified as a current liability.

          On November 30, 2005 Americana executed an amendment to the credit agreement which extends the maturity date of the revolving note to January 10, 2006.

          Repayments of long-term debt due in each of the next five years are as follows

2006	$18,161
2007	416
2008	7,832
2009	—
2010	—

$26,409

CoolBrands International Inc.

          Interest paid during the year ended August 31, 2005 was $2,350 (2004 - $1,461, 2003 - $1,343).

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 10. Shareholders’ equity and stock options
(thousands of shares)

Capital Stock

          The Company’s articles of incorporation authorize 200,000 shares of both Class A Subordinate and Class B Multiple voting no par value shares. Changes in Capital stock for the two years ended August 31, 2005 were as follows:

Paid-In-Balance

Class A Subordinate voting shares	$85,659
Class B Multiple voting shares	$11,919

	Class A Subordinate voting shares outstanding #	Class B Multiple voting shares outstanding #

Balance at August 31, 2003	45,629	6,179

Issuance of shares for stock options exercised	3,985
Issuance of shares for warrants exercised	100
Multiple voting shares converted to subordinate voting shares	149	(149)

Balance at August 31, 2004	49,863	6,030

Multiple voting shares converted to subordinate voting shares	1	(1)

Issuance of shares for stock options exercised	54

Balance at August 31, 2005	49,918	6,029

          Class A subordinate voting shares have a preferential right to receive cash dividends when, as and if declared by the Board of Directors. Class B multiple voting shares can be converted at any time into an equivalent number of Class A subordinate voting shares. The Class A subordinate voting shares are entitled to one vote per share and the Class B multiple voting shares are entitled to ten votes per share.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 10. Shareholders’ equity and stock options (cont’d)

Stock options

          Under the Company’s stock option plans, non-qualified options to purchase subordinate voting shares are granted to directors, officers, consultants and key employees at exercise prices equal to the fair market value of the stock at the date of grant. On November 1, 2002 the Company’s shareholders approved The 2002 Stock Option Plan, which reserved 5.17 million options for issuance and limited the number of options that may be granted in any one fiscal year to 2.5% of outstanding shares. On February 27, 2004 the Company’s shareholders approved the elimination of the limitation on the number of options that may be granted in any one fiscal year. Subject to the Board of Director’s sole discretion to modify the vesting schedule of options granted, options granted normally vest, and become exercisable, as to one-third (1/3) on each of the first, second and third anniversaries of the date of grant.

The following table summarizes stock option activity for all stock option plans:

	Shares	Weighted Average Exercise Cnd Price	Weighted Average Contractual Life (in years)

Outstanding at August 31, 2003	4,362	$3.98	2.7

Granted	3,420	$20.03
Exercised	(3,986)	$4.00
Cancelled	(20)	$8.35

Outstanding at August 31, 2004	3,776	$18.47	4.2
Granted	1,024	$4.03
Exercised	(54)	$1.27
Cancelled	(829)	$18.69

Outstanding at August 31, 2005	3,917	$14.89	4.9

Options exercisable at August 31, 2005	3,103	$17.58

Coolbrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 10. Shareholders’ equity and stock options (cont’d)

          The following table summarizes stock options outstanding, exercisable and exercise price range at August 31, 2005:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE

Range of exercise prices	Outstanding as of 08/31/2005	Weighted- average remaining contractual life	Weighted- average exercise price	Exercisable as of 08/31/2005	Weighted-average exercise price

$1.15 - $1.35	128	0.2	$1.27	63	$1.26
$4.03 - $5.00	1,083	9.2	$4.10	393	$4.09
$13.75 - $15.93	1,096	3.1	$15.74	1,037	$15.80
$22.65 - $22.65	1,610	3.5	$22.65	1,610	$22.65

	3,917	4.9	$14.89	3,103	$17.57

Stock options reserved for future grant at August 31, 2005 aggregated 452,985.

The Company accounts for stock-based compensation using the fair value method of accounting. Stock-based compensation expense was recognized in the amount of $1,918 (2004 - $30,983, 2003 - $1,649) in the Consolidated Statements of Operation. Under the Black-Scholes option pricing model, the weighted-average fair value of the stock options granted during fiscal 2005 was Cnd $4.03(2004 - Cnd $10.21, 2003 - Cnd $3.03) per option.

          The value of each option granted is estimated on the date of the grant using the Black-Scholes options pricing model with the following “weighted-average assumptions”:

For the year ended August 31,

	2005	2004
Expected dividend yield	Nil	Nil
Risk-free interest rate (percentage)	3.92	2.98
Expected volatility	66.73	67.39
Expect life (in years)	10	4.2

Coolbrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 11. Income taxes

          The effective income tax rate on (loss) earnings is affected from year to year by the geographic mix of the consolidated (loss) earnings before income taxes. The following table reconciles income tax (recovery) expense computed by applying the combined Canadian Federal/Provincial statutory rate with the actual income tax provision:

	2005		2004	2003

Combined basic Canadian Federal and Provincial income tax rate	(36.12	) %	36.21%	38.00%
Impact of operating in foreign countries with different effective rates	(1.00)		1.93	.04
Permanent differences:
Non-deductible goodwill impairment	24.39
Valuation allowance	5.89
Other	(3.34)		(1.04)	.36

	(10.18	) %	37.10%	38.40%

In 2005 the Company established an allowance for non-capital loss carry-forwards as the Company considers it more likely than not that such loss carry-forwards will not be utilized.

Significant components of the Company’s deferred tax assets and liabilities as of August 31, 2005 are as follows:

Deferred Tax Assets

Stock options	$10,241
Federal net operating loss carry forwards	5,100
Intangible assets	4,201
Accrued liabilities	1,639
Inventory	2,188
State net operating loss carry forwards	995
Bad debts	467
Inventory reserve	124
Property, plant and equipment	92

25,047
Valuation allowance	(5,100)

Total deferred tax assets	$19,947

Deferred Tax Liabilities

Intangible assets	$3,761

Property, plant and equipment	2,423
Other	89

Total deferred tax liabilities	$6,273

          Income taxes paid during the year ended August 31, 2005 was approximately $4,731 (2004 - $16,299, 2003 - $11,651)

Note 12. Retirement Plans

          A subsidiary of the Company, Eskimo Pie Corporation, had maintained two defined benefit pension plans covering substantially all salaried and executive employees. Upon the acquisition of Eskimo Pie Corporation by the Company, all future participation and all benefits under the plans were frozen. These plans provide retirement

Coolbrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 12. Retirement Plans (cont’d)

benefits based primarily on employee compensation and years of service up to the acquisition of Eskimo Pie Corporation by the Company. The above mentioned plans are referred to as the “Pension Benefits”.

          In addition, Eskimo Pie Corporation entered into an agreement with Reynolds Metals Company to indemnify the cost of retiree health care and life insurance benefits for salaried employees of Eskimo Pie Corporation who had retired prior to April 1992. Under this agreement, Eskimo Pie Corporation may elect to prepay its remaining obligation. Eskimo Pie Corporation did not provide postretirement health and life insurance benefits for employees who retired subsequent to April 1992. This indemnity agreement is referred to as the “Other Benefits”.

The following table reconciles the changes in benefit obligations and plan assets in 2005 and 2004, and reconciles the funded status to accrued benefit cost at August 31, 2005 and August 31, 2004:

	Pension Benefits	Other Benefits

Benefit Obligation
Beginning balance at August 31, 2003	$2,088	$1,637
Interest cost	135	166
Actuarial loss	94
Benefit payments	(78)	(200)

Balance at August 31, 2004	2,239	1,603
Interest cost	139	200
Actuarial loss	277
Benefit payments	(85)

Ending balance at August 31, 2005	$2,570	$1,803

Plan assets - Basic value
Beginning balance at August 31, 2003	$1,925
Actual return on plan assets	219
Contributions	20
Benefit payments	(78)

Balance at August 31, 2004	2,086
Actual return on plan assets	338
Contributions	20
Benefit payments	(85)

Ending balance at August 31, 2005	$2,359

Coolbrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 12. Retirement Plans (cont’d)

The funded status for the post retirement health and life insurance benefits is as follows:

Other Benefits

Benefit obligations in excess of Plan assets	$1,803

Accrued benefit cost	$1,803

          The accrued benefit cost of $1,803 is included in Other liabilities at August 31, 2005.

          The following table provides the components of the net periodic benefit cost:

	Pension Benefits	Other Benefits

Interest cost	$139	$200
Expected return on Plan assets	(337)
Recognized net actuarial gain	187

Net period benefit cost (income)	$(11)	$200

          The assumptions used in the measurement of the Eskimo Pie Corporation’s benefit obligations are as follows:

	Pension Benefits	Other Benefits

Benefit obligation, beginning of year	6.00%	7.75%
Expected return on plan assets,during the year	8.00%

          The weighted average annual assumed rate of increase in the per capita cost of covered benefits for the Other Benefits Plan (i.e., health care cost trend rate) is 5% for 2005 and is assumed to remain at that level thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate would change the accumulated postretirement benefit obligation by approximately $177 and the net periodic postretirement benefit cost by approximately $18.

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 12. Retirement Plans (cont’d)

          The Company’s allocation of Pension Benefit assets at August 31, 2005 and 2004, target allocations for fiscal 2006 and expected long-term rate of return by asset category are as follows:

	Target allocation	Percentage of Plan Assets		Weighted-average expected long-term rate of return

Fiscal Year	2006	2005	2004	2006

Asset category
Large capitalization equities	35.0	35.8	36.9	2.8
Mid capitalization equities	15.0	13.0	10.4	1.8
Small Capitalization equities	9.0	7.1	8.6	1.8
International equities	25.0	27.3	28.0	.6
Fixed income bonds	12.0	12.0	12.4	2.0
Cash and cash equivalents	4.0	4.8	3.7	—

	100%	100%	100%	9%

          The Company’s investment strategy is to obtain the highest possible return commensurate with the level of assumed risk. Investments are well diversified within each of the major asset categories.

          The expected long-term rate of return is figured by using the target allocation and expected returns for each asset class as in the table above. The actual historical returns are also relevant. Annualized returns for periods ending August 31, 2005 have been as follows: 16.7% for one year and 16.4% for three years.

          The Company expects that there will be no minimum regulatory funding requirements that will need to be made during the fiscal year ending August 31, 2006.

          Expected benefit payments are as follows over future years:

Fiscal year	Pension benefits	Other benefits

2006	88	200
2007	96	200
2008	94	200
2009	97	200
2010	94	200
2011 - 2015	548	1,000

Note 13. Commitments

          The majority of distribution warehouse, store and office facility leases are under non-cancelable leases. Substantially all of the leases are net leases, which require the payment of property taxes, insurance and

CoolBrand International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 13. Commitments (Cont’d)

maintenance costs in addition to minimum rental payments. Certain store leases provide for additional rentals based on a percentage of sales and have renewal options for one or more periods from five to twenty years.

          At August 31, 2005 the future minimum lease payments under operating leases with rental terms of more than one year, net of sublease rents, amounted to:

Fiscal year ending:

2006	$4,363
2007	3,004
2008	2,226
2009	1,360
2010	554
Later years	886

Total minimum obligations	$12,393

          Total rental expense relating to all operating leases (including those with terms less than one year) was $7,698 (2004 - $7,203, 2003 - $2,973).

Note 14. Contingencies

Legal matters

          The Company is a party to legal proceedings and disputes with franchisees, former franchisees and others, which arise in the ordinary course of business. In the opinion of the Company, it is unlikely that the liabilities, if any, arising from the legal proceedings and disputes will have a material adverse effect on the consolidated financial position of the Company or its operations.

Subleases

          Several subsidiaries hold master store leases covering franchised locations. Such leases expire at varying dates to 2013. Where a subsidiary holds the master lease, these premises have been subleased to franchisees under terms and rental rates substantially the same as those in master leases. In a majority of these instances, franchisees make all lease payments directly to the landlords. The Company provides an estimated liability for lease terminations in the event of a default by a franchisee based on the expected costs of releasing or settlement with the landlord. The liability was $291at August 31, 2005. Aggregate minimum future rental payments under these leases approximated $6,074 at August 31, 2005 (2004 - $6,144, 2003 - $7,719).

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 15. Related party transactions and amounts

          Calip Dairies, Inc. (“Calip”), an ice cream distributor owned by an officer, director and shareholder of the Company, had a management agreement with Integrated Brands Inc., a subsidiary of the Company which the Company acquired in March 1998. This management agreement was terminated in January 2005 by the mutual agreement of the parties. Under the agreement, Calip provided management services to Integrated Brands for an annual fee of $1,300. Such management fees incurred for the year ended August 31, 2005 were $542 (2004 - $1,300, 2003 - $1,050). At August 31, 2005, the $620 (2004 - $850) balance of payables - affiliates represents payables to Calip.

          Integrated Brands Inc., also has a distribution agreement with Calip for distribution of the Company's products in the New York Metropolitan Area, Fairfield County in the state of Connecticut, and New Jersey. The distribution agreement continues until December 31, 2007 and thereafter shall automatically renew on December 31 of each year while the agreement is in effect for an additional one-year term, unless terminated under certain conditions. The distribution agreement is terminable by either party on a sixty-day notice. Sales of products to Calip were $9,781 for the year ending August 31, 2005 (2004 - $9,482, 2003 - $8,517). At August 31, 2005, $1,840 of the receivables - affiliates represent receivables from Calip (2004 - $3,883). The transactions with Calip occur in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

Note 16. Segment information

          CoolBrands International's reportable segments are Frozen desserts, Yogurt, Foodservice, Dairy components and Franchising and licensing, including Company-owned stores.

          Revenues and profits in the Frozen desserts segment are generated from selling a variety of prepackaged frozen dessert products to distributors and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

          Revenues and profits in the Yogurt segment are generated from selling a variety of prepackaged Yogurt products to distributors and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

          Revenues and profits in the Foodservice segment are generated from manufacturing and selling soft-serve yogurt and premium ice cream mixes to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft-serve ice cream and yogurt products to consumers.

          Revenues and profits in the Dairy components segment are generated from the manufacturing and selling of various ingredients to the dairy industry and from the manufacturing and selling of flexible packaging, such as private label ice cream novelty wraps.

          Revenues and profits in the Franchising and licensing segment are generated by franchising activities, which generate initial and recurring revenues and the manufacture and sale of proprietary products to franchisees and licensees and from Company-owned stores selling ice cream and soft-serve yogurt out of Company-owned stores and outlets. CoolBrands International Inc. evaluates the performance of its segments and allocates resources to

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 16. Segment information (Cont’d)

them based on their operating contribution, which represents segment revenues, less direct costs of operation, excluding the allocation of corporate expenses.

Industry Segments:

          Year Ended August 31, 2005

	Frozen desserts	Yogurt	Foodservice	Dairy components	Franchising and licensing	Corporate	Consolidated

Revenues	$330,972	$44,007	$18,397	$22,589	$15,200	$280	$431,445
Interest income	797				303	132	1,232

Inter-segment revenues	(43,665)		(661)	(3,051)		(230)	(47,607)

Net revenues	288,104	44,007	17,736	19,538	15,503	182	385,070

Segment (loss) earnings	(37,139)	2,376	2,142	2,593	(770)	182	(30,616)

General corporate expenses						(72)	(72)

Interest expense	(1,687)	(891)			(8)		(2,586)

Asset impairment	(50,102)				(5,423)		(55,525)

Gain on sale of building	3,634						3,634

Minority interest	2,700						2,700

(Loss) earnings before income taxes	$(82,594)	$1,485	$2,142	$2,593	$(6,201)	$110	(82,465)

Recovery of income taxes							(8,395)

Net loss							$(74,070)

Assets	$157,418	$69,877	$20,593	$33,556	$14,659	$1,742	$297,845

Capital expenditures	10,784	764			325	536	12,409

Depreciation and amortization	3,439	420	328	328	510	17	5,042

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 16. Segment information (cont’d)

Industry Segments:

          Year Ended August 31, 2004

	Frozen desserts	Foodservice	Dairy components	Franchising and licensing	Corporate	Consolidated

Revenues	$462,842	$16,382	$29,516	$14,188	$219	$523,147
Interest income	261			162	108	531
Inter-segment revenues	(66,533)	(703)	(6,332)		(172)	(73,740)

Net revenues	396,570	15,679	23,184	14,350	155	449,938

Segment earnings	32,168	1,551	3,868	2,047	155	39,789

General corporate expenses					(1,868)	(1,868)

Interest expense	(1,491)			(7)		(1,498)

Minority interest	958					958

Earnings (loss) before income taxes	$31,635	$1,551	$3,868	$2,040	$(1,713)	37,381

Provision for income taxes						13,869

Net earnings						$23,512

Assets	$240,817	$17,375	$30,433	$16,425	$12,207	$317,257

Capital expenditures	13,009	110	146	98		13,363

Depreciation and amortization	5,850	335	322	807		7,314

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 16. Segment information (cont’d)

Industry Segments:

          Year Ended August 31, 2003

	Frozen desserts	Foodservice	Dairy components	Franchising and licensing	Corporate	Consolidated

Revenues	$163,053	$14,599	$28,063	$14,094	$144	$219,953
Interest income	388			85	29	502
Inter-segment revenues	(3,636)	(669)	(1,986)		(144)	(6,435)

Net revenues	159,805	13,930	26,077	14,179	29	214,020

Segment earnings	26,086	1,807	4,066	1,432	29	33,420

General corporate expenses					(1,152)	(1,152)

Interest expense	(1,329)			(14)		(1,343)

Minority interest	(365)					(365)

Earnings before income taxes	$24,392	1,807	$4,066	$1,418	$(1,123)	30,560

Provision for income taxes						11,734

Net earnings						18,826

Assets	$136,953	$15,404	$26,095	$45,813	$2,334	$226,599

Capital expenditures	2,779	170	167	1,025		4,141

Depreciation and amortization	1,778	426	316	719		3,239

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 16. Segment information (cont’d)

Geographic Segments:

          Year Ended August 31, 2005

	Canada	United States	International	Consolidated

Revenues	$4,862	$422,946	$3,637	$431,445
Interest income	262	800	170	1,232
Inter-segment revenues	(339)	(47,268)		(47,607)

Net revenues	4,785	376,478	3,807	385,070

Segment (loss) earnings	849	(33,467)	2,002	(30,616)

General corporate expenses	(72)			(72)

Interest expense		(2,586)		(2,586)

Asset impairment		(55,024)	(501)	(55,525)

Gain on sale of building		3,634		3,634

Minority interest		2,700		2,700

Earnings (loss) before income taxes	$777	$(84,743)	$1,501	(82,465)

Recovery of income taxes				(8,395)

Net (loss)				$(74,070)

Assets	$8,526	$279,210	$10,109	$297,845

Capital expenditures	737	11,650	22	12,409

Depreciation and amortization	142	4,719	181	5,042

CoolBrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 16. Segment information (cont’d)

Geographic Segments:

          Year Ended August 31, 2004

	Canada	United States	International	Consolidated

Revenues	$4,119	$516,004	$3,024	$523,147
Interest income	216	264	51	531
Inter-segment revenues	(172)	(73,568)		(73,740)

Net revenues	4,163	442,700	3,075	449,938

Segment earnings	609	37,509	1,671	39,789

General corporate expenses	(1,868)			(1,868)

Interest expense		(1,498)		(1,498)

Minority interest		958		958

(Loss) earnings before income taxes	$(1,259)	$36,969	$1,671	37,381

Provision for income taxes				13,869

Net earnings				$23,512

Assets	$19,061	$289,323	$8,873	$317,257

Capital expenditures	20	13,339	4	13,363

Depreciation and amortization	153	7,016	145	7,314

Coolbrands International Inc.

Notes to Consolidated Financial Statements for the years ended August 31, 2005, 2004 and 2003

(Amounts are expressed in thousands of dollars)

Note 16. Segment information (cont’d)

Geographic Segments:

          Year Ended August 31, 2003

Geographic Segments:

	Canada	United States	International	Consolidated

Revenues	$3,479	$213,617	$2,857	$219,953
Interest income	69	402	31	502
Inter-segment revenues	(144)	(6,291)		(6,435)

Net revenues	3,404	207,728	2,888	214,020

Segment earnings	451	31,611	1,358	33,420

General corporate expenses	(1,152)			(1,152)

Interest expense		(1,343)		(1,343)

Minority interest		(365)		(365)

Earnings before income taxes	$(701)	$29,903	$1,358	30,560

Provision for income taxes				11,734

Net earnings				$18,826

Assets	$5,597	$213,793	$7,209	$226,599

Capital expenditures		4,141		4,141

Depreciation and amortization	138	2,959	142	3,239

NOTE 17. Subsequent event

          Effective December 23, 2005 the Corporation sold substantially all of its franchising and licensing segment for cash consideration of $8 million to International Franchise Corp., a Company owned by Aaron Serruya, a director and former executive vice president of the Corporation. The sale of the transaction was reviewed and unanimously recommended to the board of directors of the Corporation by a committee of independent directors and was unanimously approved by the board of directors. As part of the independent director committee’s review, it received a fairness opinion from Duff & Phelps, LLC. In connection with the sale of the franchising and licensing segment, the Corporation was required to pay down $3,612 of its short term borrowings and long term debt from the cash consideration received.